10/25

06017705

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME British Land

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 34714

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 10/26/06

British Land

Annual Report & Accounts 2006

RECEIVED

2006 OCT 25 P 3:43

ARIS
3-31-06



British Land
Registered

The British Land Company PLC

Contents

Front and back cover

Ramsgate Sands: 'Life at the Seaside', 1852-4
by William Powell Frith

William Powell Frith's *Ramsgate Sands* was first shown in 1854. At the Private View of that year's Royal Academy Exhibition, Queen Victoria bought the newly completed painting for 1,000 guineas. At this time family holidays were still the preserve of the middle classes but only women and children (plus assorted maids and elderly relatives) normally stayed the full fortnight. The menfolk seen in the picture have probably come down to join them for the weekend on the 'Daddy Boat' from London.

Foreword

British Land was formed in 1856. We are the oldest property investment company in the UK, and one of no more than a dozen limited liability companies in existence in 1856 that continue in business today.

Another great institution that was born 150 years ago is the National Portrait Gallery. British Land has long been an enthusiastic supporter of the visual arts and we are delighted to be sharing our celebrations with such a dynamic and internationally revered organisation. Our first acquisition was a parcel of land in Marylebone; the National Portrait Gallery's was nothing less than the 'Chandos' portrait of William Shakespeare, the bequest of the Earl of Ellesmere.

In time, many people who were themselves born in 1856 achieved fame and were commemorated in the Gallery's permanent collection. Among them are Sigmund Freud (1856-1939), the father of psychoanalysis; George Bernard Shaw (1856-1950), the Nobel Prize-winning playwright; Keir Hardie (1856-1915), the first socialist MP, who campaigned to enfranchise the working classes; and Sir Joseph John Thomson (1856-1940), whose discoveries in subatomic physics led to the development of television and computers. Their work was often a reaction against the prevailing ethos and their lives are in many ways a bridge between the lost world of mid-Victorian Britain and our own everyday realities in the age of New Labour and digital technology. In our Annual Report & Accounts we mark the special significance of the year 1856 by paying tribute to their extraordinary achievements.

The British Land Company PLC

Annual Report and Accounts 2006

Erratum p60

In the "Fixed/variable pay analysis" pie charts on page 60 of the Remuneration Report, the colour scheme codings of the percentage contributions to total "on target" annual remuneration from the share matching plan and the long term incentive plan have been transposed.

Our most distinctive features

Largest UK property portfolio – continuous asset selection

Quality assets, best property in prime locations

Focused business – 97% of portfolio in Retail and London Offices

Long leases, sustainable, assured cash flows

Earnings growth built in and with further potential

Actively adding value – intense pursuit of asset management and development gains

Secure risk profile, consistent, integrated business model

Financial acumen, accomplished deal-making and capital structuring

Superior total returns, outperforming competitors

Able management, a key to all we do



Highlights

Underlying profit before tax[2, 4]
year ended 31 March
£m
250
200
150
100
50
0
2002
2003
2004
2005
2006


Net asset value per share*, [4]
as at 31 March
pence
1500
1200
900
600
300
0
2002
2003
2004
2005
2006
*adjusted, diluted


Dividends for the year
year ended 31 March
pence
18
16
14
12
10
8
6
4
2
0
2002
2003
2004
2005
2006

	March 2006	March 2005	% Increase
Gross Rental Income[1]	£751m	£630m	19
Underlying Profit before Tax[2]	£228m	£181m	26
Profit before Tax[1]	£1,696m	£780m	117
Underlying Earnings per Share[2]	36p	27p	33
Dividend per Share	17.0p	15.7p	8
NAV per Share[3]	1486p	1128p	32
Total Return[5]	34.6%	18.8%	

1 With proportioned consolidation of Funds and Joint Ventures, Table A
2 See note 2 on page 85
3 EPRA basis, see note 2 on page 85
4 2002, 2003 and 2004 are as reported under UK GAAP and have not been restated under IFRS
5 Increase in EPRA NAV plus dividends paid, excluding refinancing charges

British Land seeks to achieve superior long-term growth in shareholder value by:

focusing on prime assets in the office and retail sectors;

creating exceptional long-term investments with strong covenants, long lease profiles and good growth potential;

enhancing property returns through active sales, purchases, management and development;

maximising risk-adjusted returns through optimal financing and partnership with others; and

taking advantage of opportunities in the property market through flexibility, entrepreneurial organisation, deal-doing and financing.

Sir Henry Rider Haggard 1856–1925
Sepia-toned platinotype print, 1902, by George Charles Beresford

H Rider Haggard – as his title pages proclaimed him – was the doyen of adventure writers. He penned a total of 34 ripping yarns set in such exotic places as Mexico, Iceland and Ancient Egypt. Right through to the last page, his novels were chock full of action, derring-do and breathless heroism. Born at Bradenham Hall in Norfolk, he went to South Africa as a young man and later served on official commissions that took him to all parts of the British Empire. The landscapes and people that he encountered – especially in the Dark Continent – were his inspiration; a knighthood and a KBE were his reward.

“It is a curious thing that at my age – I shall never see sixty again – I should find myself taking up a pen to try to write a history.” Sir Henry Rider Haggard



Statement by the Chief Executive

"British Land is in great shape."

We are reporting record financial results as the outcome of both intense and effective business activity. We have also made substantial progress to reposition the Company, building on strong foundations and delivering on our promises made a year ago. This means we are well placed to welcome the advent of UK REITs as an industry leader and look forward to the challenge of outperformance for shareholders in this new guise.

The 2005/6 results

Headline pre-tax profits are up 117% to £1.7 billion while underlying profits rose 26% to £228 million. EPRA net asset value was 1486p per share (up 32%). EPRA net assets are £7.8 billion.

Our underlying profit growth was driven by three factors: rental growth, ahead of the market overall; strong gains in fee and other income from the acquisition of Pillar and its subsequent outperformance and dividends from Songbird; and a lower average interest rate reflecting the Broadgate debt refinancing in 2004/5.

Our growth in asset value was primarily driven by property valuation gains and realised profits on disposals. Continuing yield shift in the market benefited all property. Company specific actions on sector weighting, asset management, development pipeline and gearing were responsible for outperformance, despite the yield compression that penalised prime property.

Market conditions

Real Estate markets offered another year of strong gains driven by yield shift. Overall markets now fairly reflect the value of property's rental growth prospects and strong, bond-like, downside protection compared to alternative financial market trade-offs from bonds to equities. This means that we expect growth rates to reduce, whilst remaining both positive and competitive with other asset classes on a risk-adjusted basis. The property market is also more vulnerable than in recent years to setbacks should interest rates go higher.

The economy's prospects (with modest inflation) should support both rental and occupancy growth from current levels, which remain affordable in historic terms.

However, without yield shift 'drowning out' real performance, we see greater differentiation in relative results likely in coming years. Success will come more clearly from correct portfolio positioning, intense asset management and effective risk-reward assessments.

Delivering on our promises

A year ago we presented British Land's focused strategy for the future. This builds on the bedrock of our Retail and Office expertise, our bias to prime property, focus on secure, income led growth and disciplined risk management. We also set forth some important areas of change to equip the Company to outperform for shareholders in years to come.

I am pleased to report that we have delivered on these promises.

Intensified portfolio reshaping

In just 12 months we have bought or sold £4.8 billion (gross) of property. This is the result of a disciplined plan to reshape our property holdings with tighter focus on areas of probable outperformance and to work shareholders' capital harder in the process. While the pace of asset turnover is likely to slow, this 'process discipline' will remain in place. Not only will the reshaping benefit future performance, in practically every case we have reported significant profit on both sales and purchases.

Pro-active asset management

An important source of value growth comes from working assets harder whilst under our stewardship. Success is ultimately shown by rental growth – above market at British Land. A wide range of lettings, tenancy changes, lease restructurings and premises enhancement lie behind these figures. So too does the enhancement of our property development activity, which we believe is well timed to capture value for shareholders.

Management and culture renewal

The success of our strategy is measured by long-term outperformance for shareholders. Its key enabler is the expertise, resourcing and application of our people, from whom more is being demanded. Here too we have made good progress. Our new executive team is in place and functioning well together. We have doubled the professionals in our Asset Management and Development teams. Succession plans are in place and happening where needed. We are implementing a 'performance' culture with explicit and demanding targets, greater individual responsibility and more variable performance linked pay to match. We also expect to move to a new head office in the current financial year.

Investor friendly positioning
On top of our 'tangible' value creation strategies, we have sought to establish British Land at the forefront of investor friendly behaviour – to help improve translation of the economic value we create into value in the hands of our shareholders.

We aim to be a leader in frequency and quality of reporting and disclosure with high levels of transparency and thereby trust from our investors.

Clarity of strategy, primacy of shareholder value, focus on competitive advantage – all underpin this approach. As do strong Corporate Governance arrangements and Corporate Social Responsibility.

Pillar
The acquisition of Pillar in July last year was a major event for the Company and one which has turned out well.

Pillar's Hercules Unit Trust (HUT) produced total returns of 35.5% in 2005 demonstrating the value of BL's leadership in Open A1 consented retail warehouse parks which we cemented with the £1.3 billion of these assets acquired with Pillar. HUT also produced record 'outperformance' for its investors further benefiting British Land; fee income from third parties of some £40 million was earned in the calendar year. The ability of the Fund Management model to generate strategic options as well as fees was subsequently illustrated with the sale of BL's residential interests in February 2006 whilst retaining their asset management. The integration success of Pillar is not only financial but has also been a contributor to the Company's management and culture renewal described above.

The future
The course we set last year remains valid. Our sector focus, asset management and development potential and financial strength should provide a platform for superior results in coming years, though there is plenty of work still to do to embed the progress to date.

The advent of REITs facilitates our strategy. It will allow the right property decisions to prevail with less fiscal distortions. It is positive to stated and future net assets as contingent tax based on past success is substantially eliminated in exchange for the entry charge. However, our basic job – making money from efficiently financed real estate – is unchanged. Total returns will continue to be the yardstick, with income certainty an important part of the mix.

While making sure that near and medium-term execution is our main focus, we will continue to grow longer-term capabilities. This includes overseas, as our European out-of-town retail interests expand, or in other UK sectors or property types such as the fixed uplift and indexed rental sector. We will stay disciplined to areas of competitive advantage, but be willing to exploit our scale and expertise to add value within, across and between sectors.

The record shows that our scale and breadth can bring opportunity, without sacrifice of manoeuvrability or focused returns. Above all the acid test is long-term, tangible value creation for shareholders. This will drive our size, our strategies and our behaviour.

In closing, tribute is due to the efforts of our people who throughout the business have risen to the performance challenge. Change brings opportunity and uncertainty – it is gratifying to see our talented people welcoming the former and prevailing over the latter.

As the Chairman has noted, we have a number of retirements this year. We are immensely grateful for their contribution to British Land, we will miss them individually and we wish them all the best for the future.



Stephen Hester
Chief Executive
1 June 2006





"There are only two styles of portrait painting – the serious and the smirk."

Charles Dickens, *Nicholas Nickleby* (1839)

Net Asset Value[1] per share increased by 32% to 1486 pence

Underlying pre-tax profit[2] up 26% to £228 million

Properties owned or managed up 33% to £18.5 billion

Net asset value per share*

as at 31 March
pence


1500
1200
900
600
300
0
2002
2003
2004
2005
2006

*adjusted, diluted

Underlying pre-tax profit[2]

year ended 31 March
£m


250
200
150
100
50
0
2002
2003
2004
2005
2006

[1] EPRA – note 2
[2] See note 2 on page 85

All figures in this Review include British Land's share of Funds and Joint Ventures unless stated otherwise.

2002, 2003 and 2004 are as reported under UK GAAP and have not been restated under IFRS.

Violet Manners, Duchess of Rutland 1856–1937
Albumen cabinet card, c 1892, by Michele Schemboche

The absence of formal training was no handicap for an artist of the Duchess's pedigree, and her prospects were further boosted when her relative, Sir Coutts Lindsay, opened the Grosvenor Gallery in 1877. Sensitive portraits in silverpoint were her oeuvre but her private life was considerably more lively and colourful. Having provided the Duke with heirs, she decamped for the bohemian life. Aligning herself (and her generous private income) with a group of avant-garde exquisites known as the 'Souls', the Duchess became muse to G F Watts; there is general agreement that his talents exceeded her own.

Introduction

British Land has delivered outperformance to shareholders through exceptional growth and value creation over the year reviewed herein. This stems from the combination of an outstanding portfolio of prime assets and successful application of management effort in portfolio reshaping, leasing, development, asset management and financing.

At the same time, British Land is positioning itself for future success. The strategy presented 12 months ago is being implemented as promised. Our asset mix has been reshaped to promote future growth and refinancing has reduced costs and increased flexibility moving forward. Our acquisition of Pillar has gone well, enhancing shareholder value and helping to underpin the changes at British Land.

The investment property market has remained strong with growth based on robust fundamentals relative to other asset classes. However, this growth rate looks increasingly due to slow down.

Objectives

British Land's primary objective is to produce superior, sustained and secure long-term shareholder returns from management of our chosen real estate activities and their financing.

The bedrock of our strategy is:

- to focus on areas of competitive advantage
- a bias to high-quality assets, with long lease profiles and favourable demand and supply characteristics, complemented by an efficient capital structure
- a focus on meeting customer needs pro-actively, as the best route to occupancy and rental growth
- a distinctive ability to add value through purchases, disposals, partnerships and Fund Management
- excellent integrated risk management skills – blending leasing, development, asset and liability risk into a single attractive and secure growth proposition for shareholders
- superior long-term income/cash flow growth
- a confident, entrepreneurial and, where justified, contrarian culture

Delivering the capability to outperform

Beyond the results achieved in 2005/6, our activity during the year focused on repositioning of the Company and strengthening its capabilities to outperform for shareholders in the years to come.

The property market will pass from its period of 'super-normal' returns and future success will be determined by the ability to add value in a lower growth, more demanding environment.

Therefore British Land's first priority is building still further our human capital. The right resources, talents and 'performance culture' are pre-requisites of success and were an area of great focus over the year.

In turn our people's skills have been actively employed in repositioning our real estate portfolio to trim out underperformers and build distinctive leadership positions in the two sectors expected

Our activity during the year focused on repositioning the Company and strengthening its capabilities to outperform for shareholders in the years to come.

to produce the best (risk-adjusted) returns in the next few years – prime London offices and out-of-town retail. This discipline will continue, complemented by development of potential new areas for growth in the medium term.

Whilst they are in our portfolio, we work our property assets hard, focusing on meeting customer needs pro-actively, and so achieving improved performance ourselves from a myriad of asset management and development initiatives. This capability and orientation is being extended still further.

And finally, we are clear that the acid test of long-term performance is value delivered to shareholders. The ease with which they develop comfort and trust in our strategy, our capabilities, our transparency and the performance it reveals is important and an area in which we also strive to excel.

Portfolio reshaping

Property purchases of £2 billion and sales of £2.2 billion gross have been successfully completed in the year to March 2006.

This activity resulted from the intensified asset review process put in place 15 months ago oriented at improving the (risk-adjusted) growth prospects of our asset base. The process is a permanent part of how we intend to add value, although we do expect the level of asset turnover to be lower in a normal year.

Our portfolio reshaping can be characterised by two principal themes – narrowing our sectoral focus to areas where we have both distinctive expertise and confidence in performance – and recycling our capital within 'advantaged' sectors to reinforce market leadership and enhance growth prospects.



Bob Bowden
Property Investment Director

Sales 12 months to 31 March 2006	Price £m	BL Share £m	Gain %[1]
Offices			
Plantation Place, EC3	527.0	527.0	20.2
CityPoint, EC2[2]	520.0	186.9	8.3
1 Fleet Place, EC4	119.5	119.5	21.0
10 Fleet Place, EC4	109.1	109.1	15.6
Legal & General House, Kingswood	73.6	73.6	30.4
2-16 Baker Street, W1	57.2	57.2	31.6
Microsoft Campus, Reading	52.2	52.2	9.8
	1,458.6	1,125.5	18.3
Retail			
ILAC Shopping Centre, Dublin	85.2	85.2	25.0
Manchester Fort Shopping Park	167.3	167.3	[3]
Banbury Cross Retail Park, Banbury[4]	69.3	12.0	0.4
Greyhound Retail Park, Chester	66.5	66.5	
Palace Grounds Retail Park, Hamilton[4]	64.6	22.4	4.1
Solartron Retail Park, Farnborough	47.6	47.6	[3]
Priory Retail Park, Merton	42.7	42.7	6.8
Auldhouse Retail Park, Glasgow	39.8	39.8	4.5
Matalan Unit, Romford	12.1	3.2	10.8
Sixteen High street retail units	86.3	86.1	14.1
Six in-town supermarkets	48.7	48.7	3.8
	730.1	621.5	6.0
Industrial & Distribution			
Daventry (Plots E1, E3, E4 and C1)[5]	83.3	41.7	19.0
1, 2 & 3 Heathrow Gateway, Feltham	81.1	81.1	17.2
Residential Portfolio	300.0	300.0	
Others	44.4	34.6	
	2,697.5	**2,204.4**	**11.5**

[1] sale price above last year end valuation (March 2005)/fair value on acquisition
[2] City of London Office Unit Trust (CLOUT)
[3] sale contracted by Pillar prior to British Land acquisition
[4] Hercules Unit Trust (HUT) – Banbury 50% owned
[5] International Rail Freight Terminal – BL Rosemound (JV)

Capital recycling – total sales of £1.5 billion, including:

Offices – our sales in the Office sector have focused on assets where our assessment of (risk-adjusted) growth prospects was lower than that of our development pipeline and other assets. This includes the two largest individual sales yet seen in the City, of Plantation Place and CityPoint.

- **Plantation Place** was developed by British Land with completion in 2004. The offices in this 51,100 sq m (550,000 sq ft) high-quality building are fully let to Accenture, Wachovia Bank, Aspen Insurance and Royal & Sun Alliance. The £527 million sale, at a price above year end valuation and reflecting an exit yield of around 5%, enables us to take a development profit and to recycle the proceeds into further London developments, where we see better prospects for rental growth.
- The sale of **CityPoint** for £520 million was announced by CLOUT, the Unit Trust advised by British Land, in January 2006. This landmark building built in the 1960s and refurbished some five years ago provides over 65,000 sq m (700,000 sq ft) of office and ancillary space, let to over 20 tenants. With office passing rents of up to £68 per sq ft the risk-adjusted growth prospects available elsewhere were seen to be better.
- **1 and 10 Fleet Place** were wholly acquired by us through the purchase of our partner's 50% share in the BL West Joint Venture. Following restructuring of the principal lease at 1 Fleet Place, and to reduce exposure to void and capex risks at 10 Fleet Place, these office properties were both sold in the year for a combined £228.6 million. In each case we were able to take profits in a market featuring strong competition from a number of potential purchasers.
- **2-16 Baker Street** was sold for £57.2 million at some 32% above valuation. This office property had a weighted average lease length of four years and was overrented. Its development prospects were highly valued by others in a competitive market.

Retail – in the Retail portfolio, sales have reflected our original programme and the refining of our combined portfolio following the Pillar acquisition. Investment has focused on larger retail parks with Open A1 planning consents, which provide greater opportunities for growth through our management.

- **The ILAC Shopping Centre**, Dublin, was purchased in 2001 for €56.6 million and owned jointly with Irish Life. Significant asset management during our ownership, including phased refurbishment and upgrade of facilities, new agreements with key tenants, remodelling of the principal Mary Street entrance and provision of a flagship store for H&M, added substantial value and enabled an opportune sale for €125 million, (£85.2 million).
- **Eight retail parks** with more emphasis on bulky goods have been sold profitably at a total of £510 million, following achievement of improvements in rental income.

Tightening sectoral focus – sales of £700 million included:

- The sale of 16 **in-town retail** properties, where the prospects for tenant demand and therefore rental growth were seen as weaker, included an average initial yield of less than 4% for five prime high street shops. We also sold six in-town supermarkets, in a market which has been buoyant for these smaller lot size high street investments.
- The **residential** investment portfolio, being outside our core focus, was sold in February 2006 for a total consideration of £300 million. However, we are pleased that as part of the transaction we entered into a contract to provide on-going asset management services for the portfolio, thereby utilising our skills in the sector and extending our Fund Management activities and earnings.
- At both **Daventry** International Rail Freight Terminal and **Heathrow Gateway** the developments of distribution warehouse units were completed and profitably sold.
- Offices at **Kingswood** and **Reading** have also been sold, above valuation, where our confidence in rental growth was limited.

£2 billion of purchases – redeploying capital to primary markets:

- The successful acquisition of **Pillar Property PLC** in July 2005 added more than £1.5 billion of real estate, including some £1.3 billion of top quality retail warehouse parks, most with the Open A1 planning consent. These offer greater flexibility and superior prospects for continuing growth with our asset management, in a demanding retail market. We have built a market leading portfolio in this sector and are benefiting from improving wider relationships with our customers, the tenants.

  The Pillar properties were held either directly by the Company or through its share of the Funds it managed, including the Hercules Unit Trust (HUT), with the largest specialist UK retail park portfolio at £3.1 billion, and PREF, the European Retail Park Fund. These assets have performed well, ahead of expectations. For the calendar year 2005, at a property level the HUT portfolio achieved a 19.5% increase in value. The Trust return for the year was 35.5%. PREF's Trust return for the same period was 18.7%.

Purchases 12 months to 31 March 2006	Price £m	BL Share £m	Value uplift[1] %
Pillar (wholly owned + share of funds)	1,565.8	1,565.8	9.4
St Stephen's Shopping Centre, Hull[2]	135.0	135.0	
Ropemaker Place, EC2	131.0	131.0	
Four Retail Parks[4]	96.8	33.5	2.8
Two Retail Parks in France[5]	50.4	17.2	
Others	166.9	150.2	6.5
	2,145.9	**2,032.7**	**7.8**

[1] from purchase price on completion to 31 March 2006 – for Pillar eight months since 28 July 2005
[2] forward purchase, expected completion mid 2007, not yet revalued
[3] purchased 21 March 2006
[4] Hercules Unit Trust (HUT)
[5] PREF – Europark Fund – purchases not yet revalued

Pillar also brought a strong asset management team to add to our own. Its growing Fund Management business provides attractive additional income streams. Fees earned by Pillar in the year to 31 December 2005 amounted to some £60 million (a record level), from both asset management and Fund outperformance. British Land's net share is some £40 million, of which £26 million is recognised in our accounts for the year due to the Trust's fee structure provisions (set out in further detail below).

- **Ropemaker Place** was acquired in March 2006 for £131 million. The cleared island site of just over one acre close to Moorgate and Liverpool Street stations, has detailed planning consent for 46,900 sq m (505,000 sq ft) offices. We intend to make a revised planning application and to start construction later this year for delivery of the development to the market in early 2009.
- **St Stephen's Shopping Centre,** Hull, forward purchased for £135 million, is a new 46,450 sq m (500,000 sq ft) edge of town retail and leisure development project with strong prospects for improving value through both rental growth and yield shift. 68% of the space is already pre-let, pre-sold or under offer, with tenants to include Tesco, Next, New Look, H&M, Zara, TK Maxx, Boots, Sportsworld and Gala. There will also be an hotel and over 200 residential units.

Investment in Europe

We have embarked upon extending our investment in Europe, with the focus on out-of-town retail, where attractive returns are expected in a market which has both lower rent levels and higher yields than comparable assets in the UK. We are market leaders in the sector in the UK; we have the management infrastructure and expertise in our team following the acquisition of Pillar, and believe in the prospects for growth in the European market as it develops driven by trends similar to those seen in the UK.

Investment in Europe is currently through the PREF Fund – which we manage and collect fee income from, and of which we own 34% (40% when new equity fully contributed) – and development held directly by ourselves.

We have committed to increase our **investment in PREF** by €124 million, as part of a further €214 million raised by the Fund, to fund acquisitions of out of town retail parks in the eurozone. This equity and expected gearing puts PREF on track to achieve its objective of a portfolio under management or contracted in the region of €1 billion by the end of 2006 of which €628 million is already purchased or under contract.

PREF owns six retail parks in Europe, two of which were acquired during the year, both on the outskirts of Paris in established retail locations in good catchment areas. The Montgeron Retail Park was purchased for €23.8 million, fully let to a strong range of tenants at conservative rents. The purchase for €48.5 million of the Corbeil-Essonnes Retail Park, currently under construction and 100% pre-let, is expected to be completed in time for pre-summer 2007 opening. Both parks in Paris will provide a yield in excess of 6%. PREF has also contracted conditionally to acquire a further eight retail park schemes on completion of their development in Italy, France, Spain, Belgium and Portugal. In total these are expected to add a further 186,000 sq m (2 million sq ft) to PREF's existing 148,600 sq m (1.6 million sq ft) portfolio.

A significant further step into Europe by British Land has been taken with the purchase in May 2006 of a 50% Joint Venture interest (with Copcisa Corp, a Spanish construction company, and private investors) in a major project in **Zaragoza, Spain. Puerto Venecia** will be a 195,000 sq m (2.1 million sq ft) €500 million development of a retail park, a specialist retail and leisure park and a shopping centre, with ancillary facilities. Anchors secured for the parks include the major retailers IKEA, Leroy Merlin, Decathlon, Boulanger, Porcelanosa and Conforama. Zaragoza is Spain's fifth largest city approximately 300 kilometres from each of Madrid, Barcelona and Valencia. This important project will provide a new regional centre for the city, which will host the international EXPO in 2008.

Pro-active asset management

Considerable energy continues to be devoted to improving both the value and income of the property we own with a range of intensive asset management and development activity. An increasing focus on customer requirements is enhancing performance and outcomes.

New lettings and lease renewals (including Funds and Joint Ventures)	Number	Sq ft 000s	Rent, £m pa: New total	Rent, £m pa: BL share of rent increase
Retail warehouses	31	303	7.9	2.6
Shopping centres	131	400	16.7	5.3
High street	17	59	1.7	1.0
City offices	25	215	9.0	8.0
West End offices	18	52	1.5	0.4
Other	110	180	1.8	0.7
Total	**332**	**1,209**	**38.6**	**18.0**

Included in these new lettings are:

- lettings of 3,900 sq m (42,000 sq ft) at our prime City office development of **Plantation Place South, EC3** to specialist insurer Beazley Group plc at rents of £43/44 per sq ft under a 15-year lease. Further lettings have been agreed at £45 per sq ft since the year end,
- lettings of 1,350 sq m (14,500 sq ft) to solicitors Herbert Smith at £45 per sq ft (granted pursuant to a 2004 option, now reversionary) and 2,700 sq m (29,000 sq ft) to Close Asset Management at £48.50 per sq ft achieved in our development at **10 Exchange Square,** Broadgate. Since the year end we have another letting here under offer at £50 per sq ft,
- a new letting to Marks & Spencer at **Teesside Shopping Park** (due to open in August 2006 in a store extending to over 4,600 sq m (50,000 sq ft)) with further lettings to Superdrug, Mamas & Papas and Lilley & Skinner, continuing the improvement of the retailer line up.

Examples of our asset management activity in the year include:

Rent reviews

229 reviews were settled across the portfolio, including Funds and Joint Ventures. These have increased rent to British Land by some £9 million per annum, a result averaging 5.3% above our external valuer's estimates of rental value at the valuation date preceding the relevant review.

Lease regearing

1 Fleet Place, EC4 was acquired as part of the purchase of our partners' interests in the BLWest companies. These offices were let primarily to Denton Wilde Sapte for a remaining term of four years at a rent above current market level. We negotiated a revised lease for a new term of 20 years without break and then sold the property (as set out above) for a price well above valuation.

The lease to Legal & General in respect of its 24,100 sq m (259,000 sq ft) Headquarters office complex at Kingswood which contained a tenant's break clause in 2008 and provided for a rent above market level was successfully renegotiated. The new lease was agreed for a term of 20 years without break, at a revised rent significantly improving the value of the investment and enabling a sale (reported above) some 30% above valuation.

Unit reconfiguration

At The Peacocks, Woking we have improved prime rents from £90 to £110 per sq ft 'Zone A' during the year, by negotiating the surrender of leases of a number of units which have been re-let at higher rents, providing open market evidence for other reviews at the centre. By taking back a basement car park from the Local Authority, a new 1,300 sq m (14,000 sq ft) unit was created for New Look with a rent of £281,000 per annum.

A profitable project of reconfiguration and enlargement of five units at The Eastgate Shopping Centre, Basildon was completed, including letting of a new unit to Jane Norman at £150,000 per annum, enhancing the rental tone for the centre.

Meadowhall Shopping Centre, Sheffield

Significant activity included 25 new lettings, of which 13 are to retailers new to the centre, including Apple and TM Lewin, and Boots and WH Smith have opened their new stores. One of these new lettings reflected a 'Zone A' rent of £440 per sq ft, setting a new open market rental level for Meadowhall. Together these lettings have increased rent by some £2 million per annum. A further £880,000 per annum has been added following completion of 21 rent reviews.

We took back the stores previously let to Sainsbury's and Allders and are in the process of installing mezzanines to provide an additional retail area of around 4,300 sq m (46,000 sq ft). The new first floor area will be directly connected to the existing first floor mall by the construction of a new mall. The reconfiguration is progressing well, with completion due in September 2007. We estimate that, at a cost of £48 million, this project will enhance the retail environment and increase rents by approximately £3.5 million per annum.

A major refurbishment programme for Meadowhall, featuring improvements to the lighting and installation of mall cooling, started in June 2005 and is set for completion in autumn 2007, at a total cost of some £38 million. Retailers' and shoppers' requirements develop over time and it is necessary to undertake regular programmes of phased updating and refurbishment at major shopping centres. The expenditure at Meadowhall, as part of such a programme, will maintain its standards as a pre-eminent regional shopping centre, although having an adverse effect on the asset's recent investment performance.

Extensions

Agreements have been reached with Sainsbury's and Tesco Stores to extend seven stores to provide a total of over 9,300 sq m (100,000 sq ft) additional space.

Retail Park enhancement

A project recently completed at St. James Retail Park, Dumbarton is a good example of the range of our activity at retail parks; it included:

- overcladding, new unit entrances and re-landscaping
- construction of a new 985 sq m (10,600 sq ft) unit and letting to Argos
- an extension of 1,860 sq m (20,000 sq ft) to the existing ASDA store
- a new letting to Carpetright and an agreement (conditional on planning) to let a further unit to Marks & Spencer.

Rental growth potential

Strong growth in rents is targeted within the next five years from the existing portfolio and from the committed development programme. At current market rental values, without projecting any market growth, inflation or further asset management success, settlement of rent reviews and full letting of committed developments would add £210 million to our annual passing net rents. Contracted increases include £47 million from expiry of rent free periods and fixed/minimum rental uplifts. Approximately £1.6 billion of the total portfolio value comprises properties with fixed or minimum guaranteed rental increases included in their occupational leases.

Considerable additional potential for income growth is in the development prospects, which will be progressed when market conditions are right.

These are cash rents; it should be noted that accounting policies under IFRS require that certain portions of these contracted rents are anticipated in the Group's income statement.

Rental growth – £75m contracted	Total £m	of which contracted £m
Annualised net rents, 31 March 2006	625	625
Reversion,* 5 years	102	47
Committed developments†	108	28
	835	700
Development prospects†	113	
Total	**948**	**700**

* includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at ERV (as determined by external valuers)

† to achieve income from developments the Group will incur construction and associated costs, which are not shown here – further details are set out in the Development Programme

Customer focus

British Land has more than 1,400 occupiers across its portfolio. Whilst our long lease profile provides a solid bedrock, we recognise that the value of our portfolio is derived from customers choosing to lease space from us. Although a major part of this will be due to our commitment to invest in and maintain prime properties, we are also committed to continue to adapt the way we work to support our customers' own changing business needs most effectively. Where property management is being outsourced to managing agents, we are also continuing to improve our support and direction of them.

In 2005 we chose to accelerate improvements in our approach to customer service. This has resulted in a number of new initiatives, and changes to the way we work. The following is a summary of some of our customer initiatives:

- We joined Real Service, the industry customer service group of 20 owners and 15 managing agents. The group has developed an Engagement Index to benchmark customer service processes in each business against a best practice model. We have used this framework to support our efforts to identify areas we can improve.
- We undertook a Perception Study, interviewing senior decision makers from 60 of our largest customers to identify areas where we should improve. The following is a brief summary of their feedback:
  - We provide excellent property – very good buildings in strong locations.
  - The Pillar acquisition has been seen to be a positive move, merging Pillar's out-of-town retail expertise with British Land's market leadership.
  - Our customers want closer relationships with our own property team.
  - There is an opportunity to provide more active direction to our managing agents and to monitor their performance more effectively.

  We will extend our customer surveys in 2006, across our portfolio as a whole, to benchmark our performance year on year and to provide greater clarity regarding the performance of our team and our service partners.
- Our property team is undertaking more frequent communication and contact with occupiers to build closer ongoing customer relationships, to understand more clearly how we can support their businesses and to receive feedback on our performance as a supplier.
- We have undertaken a review of our managing agents, resulting in a consolidation from 19 to 8 partners. This will enable us to establish greater service consistency across the portfolio and to support our managing agents more actively.
- We are standardising service charge management processes to enable our customers to benchmark costs across our portfolio and the industry as a whole so that they can have greater transparency that they receive value for money.
- We introduced 'Our Service Commitment' to communicate service expectations to our customers and to enable more effective performance management of our service providers. We have published this for our customers, staff and service providers. It is also available on our website.

Accelerating development programme

British Land's development programme is based on opportunities created both out of existing investments and from acquisitions. We commit to projects on the basis of pre-lets or anticipated market demand, creating quality assets for the portfolio.

Projects involving a total of 113,500 sq m (1,222,000 sq ft) have been completed during the year, on time and within budget. New commitments to develop 201 Bishopsgate and The Broadgate Tower, Ropemaker Place and Ludgate West have been made in the year, enhancing our important City offices development programme. We expect City rental growth to put rents significantly higher during 2007-2009; our speculative developments should be well timed for delivery into this improving market.

The distribution warehouse units at Daventry International Rail Freight Terminal have been successfully completed and sold during the year.

Another phase of the Blythe Valley Park development has completed and the first letting of some 1,860 sq m (20,000 sq ft) has been achieved.

Construction of the Nugent Shopping Park has been completed and tenants already trading well include Next, Debenhams, Mothercare, Cotswold, Game, Clarks and Carphone Warehouse. Other retailers 'under offer' include HMV, Waterstones, WH Smith, Mamas & Papas, Jessops, and Clintons, representing the majority of the remaining space.

The construction of The York Building, W1, is programmed for completion in late 2006 to provide some 8,640 sq m (93,000 sq ft) offices, 1,770 sq m (19,000 sq ft) retail and ancillary space, and 22 residential apartments. It is intended that approximately 3,700 sq m (40,000 sq ft) of office space will be occupied by us as the new British Land head office.

Our speculative developments should be well timed for delivering into this improving market.

Development projects – adding value

Completed (since 31 March 2005)

	Sq ft 000	Rent £m pa Total[1]	Rent £m pa Let/ pre-let	Site cost £m	Construction cost + interest £m	Value, March 2006 £m	Project uplift %
Distribution: Daventry (E4 and C1)[2]	1,050	2.5	2.5	11	19	38	27
Business Park: Blythe Valley (Plot A1)	55	1.1	0.4	2	8	13	30
Retail Park: Nugent, Orpington[3]	117	4.3	2.0	26	30	72	29
	1,222	7.9	4.9	39	57	123	28

[1] current headline rent (excludes provision for tenants' incentives)
[2] International Rail Freight Terminal – BL Rosemound (JV) – rent, cost and value data show BL's 50% share
[3] most of remaining space under offer, further uplift expected when fully let

Revised planning consent for a 35-storey Broadgate Tower and a 13-storey 201 Bishopsgate, Broadgate, EC2 has been obtained. The development has been made possible by creating a raft over the railway lines servicing Liverpool Street station. This preparation has enabled the construction of these imposing new buildings, commenced earlier this year, to be advanced quickly for completion in 2008 – well timed for delivery into the cyclical recovery of the City office market. The buildings will form the next phase of the Broadgate Estate, providing offices designed to meet the needs of both financial and professional occupiers, and a new public space with shops, bars and cafes.

The offices at 51 Lime Street, EC3, which will form a new City landmark, are fully pre-let to leading insurance broker Willis Group under a 25-year lease without breaks. The 29-storey building, on a prime site opposite Lloyd's of London, is on programme for completion early in 2007.

Committed

	PC[1]	Sq ft 000	Cost £m[2] Total	Cost £m[2] To complete	Value, March 2006 £m	Notional interest £m[3]	Rent £m pa Total[4]	Rent £m pa Let/ prelet
London Offices:								
York Building[5]	Q4 2006	138	56	29	57	1	6.3	
51 Lime Street	Q1 2007	475	191	88	186	5	21.3	21.0
Coleman Street[6]	Q1 2007	180	40	20	19		2.7	2.7
Basinghall Street[6]	Q2 2007	199	38	18	20		3.3	3.3
Ludgate West	Q4 2007	127	48	37	39	2	6.1	
201 Bishopsgate and The Broadgate Tower	Q3 2008	822	292	245	212	20	40.4	
Ropemaker Place[7]	Q2 2009	548	208	208	131	10	27.6	
		2,489	873	645	664	38	107.7	27.0
Business Parks:								
Blythe Valley (Plot G2)	Q4 2006	35	6	4	3		0.7	0.7

[1] estimated practical completion of construction
[2] estimated construction cost
[3] from 31 March 2006 during construction to PC
[4] current estimated headline rent (excludes provision for tenants' incentives)
[5] circa 40,000 sq ft to be occupied by British Land
[6] City of London Office Unit Trust (CLOUT) – BL Share 35.94% – forward sold
[7] subject to revised planning – existing consent for 46,900 sq m (505,000 sq ft)
Data for Group and its share of Funds and Joint Ventures, except areas in sq ft shown at 100%

3.5m sq ft of well timed London Office Developments

The York Building 138,100 sq ft	The Willis Building 475,000 sq ft **Pre-let**	35 Basinghall Street 199,000 sq ft **Pre-sold**	One Coleman Street 180,000 sq ft **Pre-sold**	Ludgate West 127,000 sq ft	The Broadgate Tower & 201 Bishopsgate 822,000 sq ft	Ropemaker Place 548,000 sq ft	Regent's Place – Osnaburgh Street 380,500 sq ft	The Leadenhall Building 601,000 sq ft



2006 0.1m sq ft | **2007** 1.0m sq ft | **2008** 0.8m sq ft | **2009** 1.0m sq ft | **2010** 0.6m sq ft

CLOUT is undertaking two City office developments at Basinghall Street and Coleman Street; both are fully pre-let and forward sold (Coleman Street is also forward funded).

Construction of Ludgate West, EC4, began in April 2006, following demolition and site preparation. The 10-storey building will provide high specification offices with some ancillary retail space, close to St Paul's Cathedral. The principal entrance will be on Fleet Place, with significant frontage and further access onto Farringdon Street.

Ropemaker Place, EC2, an 'island' site close to Moorgate and Liverpool Street Station, was purchased in March 2006. The site of 0.5 hectares (1.24 acres) has an existing detailed planning consent for a 46,900 sq m (505,000 sq ft) office development. We are reviewing the 20-storey consented design and expect to make an amended planning application to maximise efficiency and floor area. Work is likely to start on site later this year with delivery of the completed development expected mid 2009.

Development prospects		Sq ft 000	Cost to complete £m[1]	Value, March 2006	Notional interest[2] £m	Rent £m pa[3]	Planning
The Leadenhall Building	City Office	601	278	103	26	31.4	Detailed
Regent's Place	West End Office						
	i) NE Quadrant	341	131	23	6	14.9	Pending
	ii) Osnaburgh St	380	176[4]	7	8	16.7	Resolution
	Residential	288	102	3	4	5.9	Pending
Blythe Valley Park	Business Park	699	107	15	4	14.0	Outline/detailed
New Century Park	Business Park/Distribution	582	80	23	3	8.1	Outline
Meadowhall Casino	Leisure	409	123	–[5]	9	12.2	Submitted
Meadowhall	Car showrooms	171	29	–[5]	2	3.2	Pending
Theale	Residential	204	32	13	2	4.3	Submitted
Beckton	Gallions Reach Retail Park	94	9	1	–	1.4	Detailed
Preston	Deepdale Retail Park	67	12	3	–	1.2	Detailed
Total		**3,836**	**1,079**	**191**	**64**	**113.3**	
Total construction cost[1]:			1,110				

[1] estimated construction cost
[2] during construction to PC
[3] current estimated headline rent (excluding cost of tenant incentives)
[4] including estimated cost of land to be acquired from The Crown Estate under development agreement
[5] value of these sites included in valuation of Meadowhall Shopping Centre
All data for Group, projects 100% owned

Another year of strong gains driven by yield shift and rental growth.

The development of the next plot at the successful Blythe Valley Business Park is fully pre-let and continues on programme and within budget.

In addition to completing development of over 92,900 sq m (1 million sq ft) of distribution warehouse accommodation at Daventry (and selling the residual land holding), the BL Rosemound Joint Venture completed the purchase and on-sale (in April 2006) to Tesco of a 127 acre site at Livingstone, Scotland, realising a substantial surplus.

Development prospects, set out in the table opposite, are sites and properties where we have identified opportunities and are progressing with designs, planning applications and site preparation for future development projects.

At the Leadenhall Building, EC3, we have been negotiating with existing tenants and are now able to obtain vacant possession of the building in early 2007. Alongside this process we have been designing and planning the new building to facilitate the prospective development. Detailed planning consent is in place for the striking new 47-storey tower – this will provide three times the office floor space of the existing building on the site.

At Regent's Place, NW1 (in conjunction with The Crown Estate) a resolution to grant planning consent has been received recently for 35,300 sq m (380,000 sq ft) offices and 10,200 sq m (110,000 sq ft) residential accommodation at Osnaburgh Street, to extend the estate by a mixed use scheme including a community theatre and retail around a new public space.

Retail park development

We actively pursue extension and other development potential at or adjacent to existing investments. Planning consents have been obtained for such extension and further development at 14 retail parks owned by British Land and by HUT, covering over 53,000 sq m (570,000 sq ft).

Gallions Reach, Beckton, Phase 2, has received open A1 planning consent for 8,700 sq m (94,000 sq ft), including a mezzanine level. The scheme is adjacent to a HUT retail scheme of 18,600 sq m (200,000 sq ft) let to occupiers including Tesco, HMV, Arcadia, New Look, Borders and Next. We are currently seeking pre-lets before committing to construction.

In March 2006 we exchanged conditional contracts in an off-market transaction to purchase Giltbrook Retail Park, Nottingham. The conditions are expected to be satisfied for completion in late June 2006. Giltbrook is an existing retail warehouse scheme of 5,600 sq m (60,000 sq ft) let to Decathlon and Next plc, with a 8.42 hectare (20.8 acre) site opposite, which we intend to develop (subject to revised planning) to provide up to 13,900 sq m (150,000 sq ft) of further retail plus 7,000 sq m (75,000 sq ft) of industrial/office accommodation. The property adjoins a 17,650 sq m (190,000 sq ft) IKEA superstore which attracts over five million visitors per year. Next and Decathlon already trade well in this good location and, with the new park, we expect this to become an important regional retail destination.

Deepdale Retail Park, Preston is also adjacent to a major shopping park owned by HUT. A restricted use planning consent has been granted for a retail park of 4,200 sq m (45,000 sq ft) plus sheltered housing, a creche and small industrial units. The scheme is subject to further preparation and pre-lets.

Schemes being prepared by HUT include:

- Broughton Park, Chester – a new open A1 consent for 18,300 sq m (197,000 sq ft) (subject to formal confirmation) will enable a pre-sale to Marks & Spencer of 8,360 sq m (90,000 sq ft) and an extension of the Tesco store of 2,600 sq m (28,000 sq ft) to 9,300 sq m (100,000 sq ft), together with 5,100 sq m (55,000 sq ft) of additional retail units where pre-lets are being negotiated. In its extended form Broughton Park will become a regional destination of some 46,450 sq m (500,000 sq ft).
- Fort Kinnaird, Edinburgh – open A1 planning consent received for a 9,850 sq m (106,000 sq ft) extension will enable the Marks & Spencer store to be enlarged and provides flexibility for further extensions of units at ground and mezzanine levels.
- Glasgow Fort Shopping Park, Phase II – plans for an additional 9,300 sq m (100,000 sq ft) are being discussed with the local authority. Terms have been agreed with a major retailer to anchor this phase, subject to receipt of planning consent.

Portfolio valuation – up 13.5% in the year

The British Land property portfolio was valued at 31 March 2006 by external valuers Knight Frank, who now provide this analysis every three months in line with our quarterly reporting. Overall, the portfolio including our share of Funds and Joint Ventures, has increased in value over the year to £14.4 billion.

The portfolio valuation increase includes the Pillar properties and Funds from the date of completion of the acquisition (28 July 2005) to our year end. If we include growth in those Pillar assets from the date of their last reported value prior to the acquisition through to 31 March 2006, the increase in value in the overall portfolio rises to 13.9%.

The chart on the following page shows the valuation movements for the portfolio sectors, all of which improved in value. Our key areas of focus, out-of-town Retail and London Offices both performed well, with the accelerated London office development programme achieving the highest rate of growth, driven by yield shift and improvements in market rental values.

Increase in value in portfolio[1]



All retail 12.6% (13.3% adjusted[2])
Retail warehouses 14.4% (16.3% adjusted[2])
Superstores 16.0%
Shopping centres 7.1%
Department stores 17.7%
High street shops 12.2%
All offices 15.5%
City offices 14.3%
West End offices 13.1%
Business parks & provincial 14.9%
Development 23.7%

[1] Includes valuation movements in developments, purchases and capital expenditure, and excludes sales

[2] Pro-forma for Pillar from April to July 2005 (i.e. full 12 months)

Performance against IPD benchmark

On an ungeared basis British Land's property portfolio total return was 1.1% less than the IPD index in 2005/6. This element of underperformance occurred in the first half of the year (perhaps influenced in part by the change in valuers). In the second half the ungeared total return of 11.5% outstripped IPD for the same period by 0.5%.

British Land targets absolute risk adjusted returns; we are not an index-tracker, and do not seek to mirror the composition of the benchmark assets, though it is a goal to produce better returns over a multi-year period. In 2005/6 secondary property (more represented in the IPD Benchmark portfolio) saw greater yield shift than prime. Additionally the capital expenditure cycle at Meadowhall held back performance there, while the residential portfolio, since sold, had a dull year.

Nevertheless, British Land's leveraged total return significantly outperformed at 34.6% (EPRA basis, excluding refinancing charges).

Property market outlook

In 2005/6 the UK property market saw:

- another year of strong gains driven by yield shift and compression – yields for more secondary properties have moved closer to those for prime assets as their risk factors (such as location, age, lease length, covenant strength or income growth prospects) have been discounted by investors
- the investment market continuing to be strong – transaction levels have been high, with demand from both UK and overseas investors, supported by availability of debt finance and relatively low interest rates (increasing recently)
- rents remain affordable in most sectors and the economy's prospects should support continued modest growth.

As a result we now believe that the value of property's rental flows and growth prospects with its strong, bond-like, downside protection are fairly reflected overall in the market and consequently we expect valuation growth rates to slow.

Base returns from the UK property market overall in the next few years may be estimated at around 7% per annum, based on an average initial yield of 5% and expected average rental growth of 2% per annum, though it is quite possible that a little more yield shift also benefits the next year. Our target is that British Land's prime portfolio, with gearing and our asset management activities, will improve upon this level of return and we expect total returns from property to continue to be attractive versus other asset classes (on a risk adjusted basis).

Going forward, we expect that returns will be driven more by rental growth than by yield shift, and there will be greater differentiation in relative asset performance. Outperformance will require the right portfolio positioning and effective assessment of the risk-reward position of prime versus secondary property. Stock selection within the sectors, coupled with intense asset management, will have a greater effect on portfolio performance.

Portfolio positioning

£14.4bn Total Assets

61% Retail 36% Offices
73% Out-of-town 96% Central London



Retail warehouses 22%
Superstores 12%
Meadowhall 11%
In-town shopping centres 7%
Department stores 6%
High street 3%
Central London offices 30%
Office development 5%
Business parks & provincial 1%
Other 3%

The British Land portfolio, well let on long leases to strong tenants, has leading positions in the two main sectors with the best prospects for rental growth over the next five years:

- in retail warehouse parks and superstores, where there is a favourable supply and demand imbalance for the types of accommodation on which we are focused to meet tenants' requirements, and
- in London offices, where there are clear signs of an upturn in the occupational market, we are fully invested in prime assets. The accelerated office development pipeline is designed to deliver, on a phased basis, further prime space into the improving market.

Retail sector

£8.8 billion invested – total property including under management £12.4 billion



Andrew Jones
Co-Head of Asset Management

Retail market

Retail sales continue to be under scrutiny as consumer expenditure growth fluctuates. Trading remains extremely competitive and retailers' experience in the current market varies, but demand for the right locations and accommodation remains healthy.

Total retail sales are forecast to continue to grow over the next five years, with out-of-town shopping locations maintaining the trend of taking an increasing share. Out-of-town is expected to see sales growth of 3.1% per annum with in-town at 1.7% per annum. Retailers find the size and layout of out-of-town space advantageous and the overall costs of occupation and servicing such locations are typically lower. Migration or expansion by tenants from the high street to out-of-town is continuing with several utilising new store formats, generating strong demand for the types of retail parks in which we are invested. The preferred features of flexible use and unit configuration are also producing higher than average rental growth, resulting in outperformance of these assets.

Out-of-town – £6.5 billion portfolio:

- 181 retail schemes, including superstores
- providing 1.8 million sq m (19 million sq ft)
- arranged in 1,402 retail units
- let to 482 tenants

Strategy and positioning

British Land has a distinctive portfolio, being the largest investor in UK out-of-town retail warehouses and superstores. In retail warehouse parks we favour open A1 planning consents where supply is extremely restricted and demand remains high. Our occupier led strategy is focused on these assets which, due to these factors, are expected to outperform.

Key features in the out-of-town portfolio are:

- open A1 use, applying to 71% of our retail park schemes (plus a further 10% 'open restricted'), which can attract high street retailers
- larger schemes, usually over 9,300 sq m (100,000 sq ft), capable of dominating their catchment area
- flexibility of unit size and configuration, to ensure that we can offer retailers their preferred floorplate at both shopping parks and superstores

Retail sales growth – Out-of-town versus In-town


Growth % pa
% out-of-town share of total sales
12
10
8
6
4
2
0
1995
1997
1999
2001
2003
2005
2007
2009
Out-of-town (LHS)
In-town (LHS)
Total (LHS)
Out-of-town % Share of Total Sales (RHS)

Verdict, May 2006

- schemes we can manage overall to provide better facilities in an environment which will increase shoppers' dwell time and improve sales densities for our retailers, while keeping occupational costs at a reasonable level

in each case to benefit the retailers trading and our opportunities to generate rental growth.

We are pursuing **acquisitions and disposals** which continue to strengthen the portfolio in these larger, open A1 use schemes. Sales in the year amounted to £510 million (our share £401 million) of retail warehouses primarily occupied by 'bulky goods' tenants where demand for space is weaker. HUT has invested £97 million in the year in four retail parks in Lincoln, Bristol, Glasgow and Hayle, all with open A1 or open restricted use.

We calculate that we are the largest owner of UK **superstores,** other than the occupiers themselves. In an increasingly restrictive planning environment and with limited new supply, these assets are much in demand. The supermarket retailers continue to require more and larger, flexible stores and are prepared to commit to full lease lengths of over 20 years. The resultant profile of rental growth with highly secure income is an attractive asset to British Land's portfolio.

The **Meadowhall** Shopping Centre of 132,800 sq m (1.4 million sq ft) is also an important component of our out-of-town portfolio and probably the best scheme of its kind in the UK, with exceptionally strong ongoing customer appeal. Our strategy is to leverage these strengths across the broader retail portfolio whilst positioning Meadowhall itself for attractive low risk growth through active management and ongoing refurbishment. This may be complemented by introduction of a Fund format to the asset's ownership structure in the future.

In-town – £2.3 billion portfolio:

- 9 shopping centres – 363,000 sq m (3.9 million sq ft)
- 39 department stores – 525,000 sq m (5.7 million sq ft)
- 67 high street shops
- 11 supermarkets

Key features:

- **shopping centres** £1.0 billion
  Our focus for 'in-town' shopping centres is on those which have specific asset management opportunities. The centres are typically:
  - located within large catchment populations
  - well anchored and the dominant retail scheme in the area
  - of sufficient size to enable future redevelopment to provide new retail sales space
  - where we believe income growth can be achieved through proactive asset management
  - where we can introduce additional customer facilities which will also be income generating, such as catering and leisure operations.


BURTON
Smith
BURTON
DOROTHY PERKINS
TROLLEYS

Parkgate Retail Park, Rotherham

- **department stores** £0.9 billion
  These stores are fully let to Debenhams and House of Fraser with a weighted average term of over 30 years. Income growth from these assets is underpinned by provisions in the leases for guaranteed increases in rent, such that gross rents will increase by at least £6 million (14%) over the next five years.

  All the stores are located in town centre retailing locations and a number of opportunities for adding value are being explored including development.

- **high street shops** £0.4 billion
  Disposals in the year of 16 high street shops, and six in-town supermarkets have been made, for a total of £135 million, tightening our focus in the sector, and where particularly good market prices have been achieved. More disposals are planned.

Asset management and development initiatives continue apace, including the acquisitions and disposals, lettings, rent reviews, unit reconfigurations, refurbishment and developments as set out earlier in this report. In summary across the retail portfolio, during this year:

- 192 rent reviews were concluded at £8.0 million per annum (BL share) above the previous rent and overall 5.8% above ERV
- 179 lettings and renewals generated £8.9 million per annum (BL share) of new rent
- planning consents for over 53,000 sq m (570,000 sq ft) of new retail gross lettable space have been achieved (including three approvals received in April 2006)
- a development of 11,000 sq m (117,000 sq ft) retail park completed at Orpington, which is letting well. Further developments are in prospect at another six locations.

The market is very competitive in the UK and we are expanding in Europe, through PREF and our own developments, also as set out earlier in this review.

Office sector

£5 billion invested – total 11 million sq ft including share of Funds, Joint Ventures and investments



Tim Roberts
Co-Head of Asset Management

- over 450,000 sq m (4.9 million sq ft) prime offices in the City
- over 135,000 sq m (1.4 million sq ft) prime offices in the West End
- weighted average lease length of more than 10 years
- 230,000 sq m (2.5 million sq ft) committed London office developments

plus our investment in Canary Wharf through Songbird Estates.

London office market

London has unique and distinctive competitive advantages for 'white collar' employment, being a pre-eminent financial and business services centre, fuelled by international businesses employing a highly skilled and flexible workforce. These financial and other service activities, including insurance, accounting and law, are expanding faster than the overall UK GDP, so increasing employment and the demand for accommodation.

The London office occupational market is in the early stage of cyclical recovery, with demand and take up of accommodation improving and now back to average trend levels. There has been an increase in demand for prime offices in the City and therefore the vacancy rate of Grade A accommodation has fallen to 5%. Supply of new office space tends to display cyclicality with the complexities of planning regulations, infrastructure constraints and site preparation creating significant time lags. New supply has been limited and rents have begun to improve across the whole of London offices. The market outlook suggests an acceleration of these trends but, since supply is likely to be re-established over time, the right product and timing are key.



Exchange Square, London EC2

City vacancy



20
15
10
5
0
vacancy %
BL forecast
2003
2004
2005
2006
2007
2008
2009

Source: Jones Lang LaSalle and British Land forecast

The growth principally arises from the benefit of a full year of acquisitions made in 2005 and new lettings net of the impact of sales. Significant sales were made late in the year (e.g. the residential portfolio and our investment in Plantation Place) and so had a relatively small impact on this year's rents. Their full year impact will be visible in 2007. The impact of the purchases of the Spirit and Debenhams portfolios (purchased in 2005) includes the effect of the minimum guaranteed rent increases of 2.5%. Accounting standards require these increases to be spread over the lease term resulting in earlier recognition of the income in the initial years of the lease.

Net rental income is 85.4% of gross rental and related income, after development costs and individual asset management initiatives charged to property income. The growth in rental income on a like for like basis (including our share of Joint Ventures and Unit Trusts) – that is excluding purchases, sales, developments and adjusting for asset management initiatives – was 2.7%, ahead of the market overall (IPD at 2.1%). The 2.7% reflects 1.1% on offices and 4.0% on retail properties.

The accounting policy for the recognition of rent reviews has been changed in the year to recognise the benefit of rent reviews from the date of review. This has increased rents by £4 million.

Funds and Joint Ventures

The contribution to underlying profit from Funds and Joint Ventures is £39 million, an increase of 25.8% from £31 million reflecting the purchase of the Fund interests as part of the Pillar acquisition in July 2005. To make the timing of reporting of Joint Ventures consistent with the Group, the results of December year end ventures have been included for a 15-month period to March resulting in a one-off increase of £4 million to underlying profit. As required by IFRS the reported results for Funds and Joint Ventures are included on a post tax basis as a single line with profits totalling £311 million, an increase of 96.8% on the prior year. This profit includes financing costs (£67 million), profits on sale and valuation gains (£378 million) and a taxation charge (£106 million).

Other income

Our fees and other income are up by £42 million to £50 million comprising dividends from our investment in Songbird and performance and management fees from the newly acquired Fund Management business.

In November 2005 we received our first dividend of £16 million in respect of our holdings of A & B shares in Songbird, which owns 60.8% of Canary Wharf Group PLC.

The fees comprise £20 million of performance fees and £6 million of management fees. The management fees are based on a percentage of the portfolio value. The performance fees are earned by exceeding stretching targets in the calendar year measured against a benchmark. The third party element only of the fee earned is recognised.

Half of the performance fee earned is recognised immediately while the balance is released over a vesting period provided there is not significant underperformance against the benchmark in later years. The vesting period runs to the end of the Trust's life. Fees of £14 million are deferred.

Administration expenses

Administration expenses are £81 million, some £32 million more than the prior year. The increase reflects increased staff numbers, primarily due to the acquisition of Pillar and recruitment of additional property professionals to support our intensified asset management and portfolio reshaping activities. £18 million of costs represent performance-related compensation from bonus and share-related plans. Administration costs include one-off costs of £13 million, including the costs of the closure of the Pillar head office, redundancies and changes to actuarial assumptions in the Pension Scheme. Our administration costs, representing 0.4% of Funds under management, continue to demonstrate efficient management of the portfolio.

Financing

Net interest payable (before refinancing charges) is some 13.2% higher at £369 million, representing the increase in debt due to the Pillar acquisition earlier in the year, net of the savings made from refinancing Broadgate in 2005. The level of interest expense is expected to reduce as a result of the sales programme reducing the level of debt in the second half of the year. As announced on 28 February 2006, the Group has restructured the financing of the Sainsbury's portfolio and this has given rise to an exceptional charge. In addition, as a result of the sales programme and consequent reduction in debt, certain derivatives have been closed out in accordance with our financial risk management policies. These two items give rise to a charge in the year of £122 million. The interest charge in future is estimated to reduce by £11 million as a result of the cheaper finance available under the new securitisation from BL Superstores Finance PLC. Interest cover remains stable with underlying profit before interest and tax representing 1.5 times the net interest charge.

Net valuation gains

The most significant contribution to IFRS profits are net valuation gains amounting to £1,462 million, reflecting revaluation surpluses on the Group's properties and investments of £1,295 million and profits on disposals of £167 million. This compares to total revaluation gains in 2005 of £610 million. The increase is due to the strong revaluation performance due to continued yield shift and the profitable disposals made in the year. This amount ignores revaluation gains of £378 million included within the results of Funds and Joint Ventures (see above) and on developments of £102 million, which are shown in the consolidated statement of changes in equity.

Intangible assets and goodwill

IFRS require the Group to recognise an intangible asset of £75 million upon acquisition of Pillar representing the estimated fair value of anticipated future income from Fund Management contracts. In accordance with IFRS this intangible asset is being amortised over the life of the contracts. Consequently a non-cash charge of £10 million relating to this amortisation has been released.

A non-cash impairment charge of £240 million has been recognised in respect of goodwill arising from the acquisitions of Pillar and the Spirit and Debenhams portfolios. Accounting Standards require us to provide in full for deferred tax on corporate acquisitions and not the fair value of the contingent tax liability absorbed on acquisition, and this inflates the value of goodwill on the balance sheet. This charge eliminates the goodwill that has arisen on these acquisitions.

Taxation

The **underlying tax rate** this year is 18.8% (2005: 23.2%). This low rate arises principally through the effect of non-taxable dividends, capital allowances and capitalised interest. The actual corporation tax liability is lower than 18.8% due to the cost of refinancing of our Sainsbury's portfolio which has been *used to relieve* taxable profits in the current year. The rate of tax on disposals is low because the Group's pool of capital losses and the Sainsbury's refinancing costs have been used to relieve gains in the current year.

Earnings per share

Diluted **earnings per share** rose to 240 pence from 126 pence in 2005. Underlying earnings per share have increased from 27 pence to 36 pence, as a result of strong growth in underlying profits and the reduced underlying tax rate.

Our proposed final dividend of **11.8 pence per share** continues our progressive dividend policy growing the level of distribution by 8.3%. Total dividends per share declared for the year are 17 pence (2005: 15.7 pence). Underlying profits after tax twice cover dividends. As required by IFRS final dividends are only reflected in the financial statements once approved by shareholders and as such the final 2006 dividend is not included in these results.

Net assets

Net assets rose significantly as a result of the geared impact of revaluation gains and retained earnings for the year.

	March 2006	March 2005 (restated for IFRS)	% increase
NAV per share[1]	**1486p**	1128p	31.7%
EPRA net assets[1]	**£7,802m**	£5,913m	31.9%
Net assets	**£6,016m**	£4,783m	25.8%

[1] EPRA basis (note 2)

Cash flows

Net cash flow from operating activities is broadly unchanged. A increased level of interest expense following the acquisition of Pilla has led to the decrease in pre-investment and financing cash flows The Group has been a net seller of property during the year leadin to the £1 billion net investment cash inflow following net investmen outflow of £527 million in the prior year. These net proceeds hav been used to repay £1 billion of debt.

	March 2006 £m	March 200 £r (restatec for IFRS
Net cash flow from operating activities	**455**	464
Net cash flow after JV dividends, Unit Trust distributions, interest, tax and working capital movements	**104**	126
Net investment cash flows	**986**	(527
Financing	**(1,025)**	459
Dividends	**(84)**	(77

Key performance indicators

Property is a long-term business. Decisions taken to creat value over time frequently affect current year's earnings and s the Board measures performance over a range of time periods Our management judgements over asset selection, sector views redevelopments, financial structure, corporate and communit responsibility all combine to deliver a single set of financial return and these should be judged against the risk profile adopted.

In measuring and benchmarking performance the Group uses number of key performance indicators to indicate the impact o management actions. At the 'total company' level, the three mos visible indicators are 'profits growth', 'total shareholder return' an 'total return' over one, three and five year periods reflecting th geared performance of the whole business. Benchmarking i undertaken against our major quoted peers (Land Securities Hammerson, Liberty and Slough) and the FTSE Real Estate Index. W believe that the total returns of the Company to be most important a these represent the returns our Shareholders experience. The lov risk nature of our portfolio, focused on prime properties (with lon leases and strong tenant covenants) and with a modest proportion o development activity, enables the Group to finance itself at a highe level of gearing than its peer group.

The key performance indicators demonstrate British Land's strong track record in relative and absolute value creation over the last one, three and five years.



Profits growth[1]
Total shareholder return[2]
Total return[3]
5 YRS 3 YRS 1 YR
British Land
Major peers[4]
FTSE Real Estate Index

[1] Growth in underlying profits excluding exceptional items, profits on disposals and revaluation gains

[2] Growth in share price plus dividends per share

[3] Growth in adjusted, diluted net asset value per share plus dividends per share

[4] Average of major peers – Land Securities, Hammerson, Liberty and Slough (some differences in year ends)

One year, IFRS, others based on UK GAAP

Number represents British Land's ranking compared to its major peers

International accounting standards

First time implementation

This is the first year the Group reports its results under International Accounting Standards (IFRS) which were adopted on 1 April 2005. This change to the accounting basis arises from legislation requiring all EU listed companies to apply these standards to their financial statements. Comparative figures for 2005 have been restated in accordance with IFRS. The principal impacts of adopting IFRS, along with comparatives for the year ended 31 March 2005 contained within this report, were published in a press release on 14 July 2005. Further details and reconciliations explaining the transition to IFRS are available on the Group's website, www.britishland.com. As permitted by IFRS the Group has adopted material exemptions from full retrospective application of IFRS accounting policies in respect of 'Business Combinations', where combinations that took place before 1 April 2004 have not been restated, and 'Employee Benefits' (where the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves).

EPRA

To assist stakeholders, British Land has worked closely with other major European property companies and the European Public Real Estate Association to publish guidelines on a standard net asset value and earnings per share calculation, designed to aid comparability between companies following implementation of IFRS and to assist in understanding the reported figures compared to previous accounting practices. The EPRA calculations are set out in note 2 as well as a reconciliation to our underlying earnings per share, which reflects company only adjustments.

Accounting judgements

Significant accounting policy judgements are highlighted in our accounting policy note. The most important judgement affecting comparability with other property companies is our approach to deferred tax. Many (but not all) have adopted our policy of calculating deferred tax consistent with the principle of an ultimate sale of investment properties capturing all available tax reliefs. Some others assume no sale. Both methods are appropriate under IFRS dependent on company specific strategies and practices.

Finance and capital structure

British Land is managed on an integrated basis to produce secure and attractive risk adjusted returns to shareholders. Risk management is a distinctive skill at British Land where the mix of assets, leases, developments and debt are managed together to ensure the most effective result. Overall, the Group's prime assets and their secure rental income present lower risks than many other property portfolios, enabling the returns to be enhanced using financial leverage. A 45-55% loan to value ratio is currently targeted, subject to the Board's view of the market, the prospects of the portfolio and the recurring cash flows of the business. The financing policy, outlined below, is set out in more detail later in this report, together with our principal debt instruments.

Since we seek to maximise shareholder returns, we prefer to avoid equity issuance, except where the commercial opportunity clearly merits it. We also would expect to return capital to shareholders if a surplus arises over what we believe can be attractively deployed in the business.

Debt is raised from a variety of sources with a spread of maturity dates. Longer term debt is raised principally through securitisations and debentures. Securitisations have a range of benefits, including long maturities at competitive rates with no recourse to other companies or assets in the Group, and without financial covenants by British Land. Debentures also have long maturities and no amortisation.

Unsecured revolving and committed bank facilities tend to be for terms of five to seven years. We aim to spread the maturities of the different facilities from a wide range of banks.

The Group borrows at fixed and floating rates and uses derivatives to achieve the desired interest rate profile; currently the policy is to maintain around 85% (subject to 5% tolerance) of debt at fixed or capped rates. This interest rate profile is closely monitored as part of our management of the overall financial effects of transactions in the Group. The year end position of 95% fixed/capped reflects our expectation of increasing floating rate debt as we fund our committed development projects.

The Joint Ventures are separately financed, and have their own interest rate derivatives, all with no recourse to British Land.

Financing statistics	31 March 2006	31 March 2005 (restated for IFRS)
Group:		
Net debt	**£5,593m**	£6,061m
Weighted average debt maturity	**15.0 yrs**	14.3 yrs
Weighted average interest rate	**5.71%**	6.00%
% of net debt at fixed/capped interest rates	**95%**	90%
Interest cover[1]	**1.51**	1.46
Loan to value (debt to property & investments)	**42%**	50%
Unsecured debt to unencumbered assets	**26%**	42%
Undrawn committed facilities and cash	**£2,415m**	£969m
Group and share of Funds and Joint Ventures:		
Net debt	**£6,684m**	£6,538m
Weighted average debt maturity	**13.4 yrs**	13.5 yrs
Interest cover[1]	**1.52**	1.50
Loan to value (debt to property & investments)	**46%**	52%

[1] Underlying profit before interest and tax/net interest excluding refinancing charges

Gearing increased on the acquisition of Pillar and then decreased over the year to 46% (loan to value, including share of Funds and Joint Ventures) as a result of asset value growth and repayment of debt following property disposals.

During the year we have been active in both the banking and debt capital markets to arrange financing of the business. We raised over £1.5 billion of new or renewed bank lines, including £790 million arranged in a successful, oversubscribed syndicated facility with 25 banks, taking advantage of favourable market pricing. In addition, more than £700 million resulted from a number of bilateral agreements with banks on similar (or improved) terms.

In February 2006 we completed the refinancing of the Superstores portfolio. BL Superstores Finance PLC issued £753 million of bonds at an average interest rate of 4.96%, with an average life of 13.4 years.

The weighted average cost of debt has been reduced as at 31 March 2006 to 5.7% (2005: 6.0%) and the weighted average debt maturity has increased to 15 years (2005: 14.3 years).

At 31 March 2006, the market value of the Group's net debt was £384 million more than book values (£386 million including shares of Joint Ventures). This reflects the higher historical cost of debt compared to levels at which it might be available today. Tax relief currently available for the higher interest would not be available if British Land were to become a REIT.

Within unit trusts the most notable financing activity was the restructuring of the debt in HUT, completed in September 2005 reducing its average cost of debt. Three bank loan facilities, with combined debt of £758 million, were repaid or reduced with the proceeds of a new £1 billion securitisation. The seven year issue secured against 16 retail parks, incorporated significant asset management flexibility.

The Scottish Retail Property Partnership (a Joint Venture with Land Securities PLC) was refinanced in April 2005 by a seven year securitisation, raising £430 million, most of which was returned to the partners.

Risks and rewards

The Company generates returns to shareholders through long-term investment decisions relating to both income and capital growth. These decisions require us to evaluate opportunities arising in the following core areas:

- demand for space from occupiers against available supply (including new developments);
- differential pricing for premium locations and buildings;
- alternative use for buildings (particularly redevelopment);
- demand for returns from investors in property, compared to other asset classes;
- price differentials for capital to finance the business;
- legislative initiatives, including planning consents and taxation;
- economic cycles, including their impact on tenant covenant quality, interest rates and inflation; and
- mis-pricing of property assets by the equity markets (for example share buy-backs or opportunistic investments).

These opportunities can also represent risks. Demand for property and ability of tenants to pay rent can be affected by general economic conditions at both a macro and local level. Excessive levels of supply of property can also lead to falling rental levels. Rising interest rates may impact the security of the tenant base, lower development margins significantly and reduce investment appetite. Property values are also affected by changes in planning, taxes, technology and lease structures. Interest rates, bond yields and the relative attractions of other asset classes also impact property values. These risks in the UK property sector can be amplified by development exposure and gearing.

Operating and financial review

In preparing this OFR we have had regard to the recommendations in Reporting Standard 1: Operating and Financial Review issued by the ASB in 2005 insofar as we consider they are relevant to our business model and industry. We have provided herein a detailed management commentary on our markets, activities and prospects. Users will understand that where we make forward looking statements they reflect our current views; the future depends on many factors and interactions which may cause outcomes to differ from those anticipated in this assessment.


Corporate Responsibility Report 2005
The British Land Company PLC

In 2004, an internal review by British Land management, including the Corporate Responsibility Committee, the Strategy Working Group and other project working groups, identified the Company's main areas of potential corporate responsibility risk and opportunity. These were approved by the Audit Committee and the Board and were reflected in the Corporate Responsibility section of the Company's 2005 Annual Report.

Corporate responsibility risks and benefits

Over the last two years, British Land has undertaken a process of external consultation and internal assessment to identify and manage the corporate responsibility risks and opportunities that face the business. The Board is committed to ensuring the Company takes opportunities to enhance value that arise from appropriate actions. As part of the opportunity and risk management process, British Land has identified a property lifecycle consisting of five stages: site acquisition; design and planning; construction; asset management; and sale of assets. At each of these stages, the potential risks and opportunities are prioritised based on the level of potential negative or positive impact, the likelihood of occurrence and British Land's level of influence over them.

The Company consults with external stakeholders and specialists in relevant areas of expertise, including: Arup on environmental issues; Corporate Culture on social issues; Hewitt Bacon & Woodrow on employee issues and the SMART Company on local community partnerships.

The Board commissioned independent stakeholder research in 2004 and 2005, on both occasions agreeing the scope of the research with external advisers. The findings of this formal research highlighted the issues of most importance to the Company's stakeholders.

British Land also draws on regular informal stakeholder dialogue, e.g. analyst sessions with socially responsible investors, meetings with Government officials and local councils, discussions with local community groups, and employee workshops.

Corporate responsibility development

Based on the 2005 stakeholder research and consultation programmes and the Company's knowledge of the property investment, development and management sectors, British Land's senior management and external consultants have further developed and refined the risks and opportunities identified in the 2005 Annual Report to become seven focus areas of corporate responsibility risk and opportunity.

These seven areas, reflected in the structure of the 2005 Corporate Responsibility Report, are: British Land people; supply chain; regeneration; community; resource use; waste management; and biodiversity. The Report has been subjected to independent professional review by Ashridge Centre for Business and Society as the Company felt it appropriate to have an external objective assessment of its activities.

Corporate responsibility objectives and targets

The Corporate Responsibility Committee, consists of the operational heads of department within British Land, who take direct responsibility for objectives and targets. The Committee oversees a number of working groups, each established to focus on a key topic. Active working groups at the end of 2005 included the Strategy Working Group; the Energy Working Group, investigating the implications of the Energy Performance of Buildings Directive; the Broadgate Environment Working Group and the Supply Chain Working Group. In 2005 65% of targets were fully completed with a further 20% over 50% complete. Below are examples of progress made with targets.

Objective

To promote sustainable design and construction of developments.

We reviewed the implementation of the Sustainability Brief first published in 2004 and results will feed into an update to the Brief during 2006.

The Brief can be downloaded from the British Land website, www.britishland.com

Objective

To have an effective Corporate Responsibility Management System.

We issued our Corporate Responsibility Policy and launched the Corporate Responsibility Handbook. To allow easier access the Handbook is web-based and provides information for staff and suppliers about participation in British Land's Corporate Responsibility Programme. It is also a place where all relevant documents and policies can be accessed.

Objective
To manage relations with communities to achieve social and business benefits.

20 employees are providing reading support to children at Netley Primary School in Camden and 80 staff participated in volunteering days at Abney Park Cemetery and Hackney City Farm. Participant feedback was excellent, with the vast majority of employees saying they enjoyed the activities, felt personal benefit and were keen to take part in another challenge day. There was also a positive response from the organisations which have been supported.

Targets 2006

The 2006 targets have been set against the seven focus areas described above, with the aim of reducing risk and maximising opportunities. Targets set include:

Objective
Engage with first tier suppliers (consultants and contractors) to raise awareness of environmentally and socially sound goods and services.

Target
Provide corporate responsibility awareness training to staff responsible for purchasing, and pilot distribution of notes to suppliers detailing the corporate responsibility principles that British Land expects its suppliers to observe.

The Supply Chain Working Group is charged with delivering this target.



Volunteering at Hackney City Farm where British Land staff gave two days of their time for clearance and maintenance

Objective
To maximise ways of reducing and avoiding waste.

Target
Pilot implementation of the Waste Management Plan at Teessid Shopping Park and Queensmere and Observatory Shoppin Centres, Slough.

Stakeholder research found that certain stakeholders felt more coul be done to educate occupiers on waste segregation. The pilo programme will engage occupiers in agreeing the best solution t waste management at retail parks and shopping centres.

Objective
To promote efficient use of energy and water.

Target
Managers of poor energy-performing properties to identify root cause improvement opportunities and targets. Review and develop a appropriate a water management programme.

Working with the Carbon Trust and environmental consultant Arup, British Land has established a process of benchmarking the energy performance of buildings. The worst performing propertie are then set targets for improvement. Using data which is availabl on the Company-wide portal we are identifying opportunities t reduce water usage.

There are five other objectives covering biodiversity, community regeneration, British Land people and corporate responsibilit management. A total of 20 targets have been set against these areas Full details of our activities during 2005, achievements agains targets, and our targets for 2006 can be found in British Land's lates Corporate Responsibility Report which has been widely circulated Copies are available from:

Claudine Blamey
Corporate Responsibility Executive
Tel: +44 (0)207 467 3455
Fax: +44 (0)207 467 2869
claudine.blamey@britishland.com

The Report is also available on the British Land website www.britishland.com

Funds and Joint Ventures

Following completion of the acquisition of Pillar Property PLC in July 2005, British Land acquired the interests in Funds held by Pillar, to add to its ongoing Joint Venture investments. All comparative figures as at 31 March 2005 represent the interests in Joint Ventures only.

British Land's net investment in Funds and Joint Ventures is £1,234 million (2005: £700m) at 31 March 2006. This investment is principally in four active Funds and 13 (2005: 12) active Joint Ventures, which hold in total £6.4 billion (2005: £2.7 billion) of properties in retail, offices and development. The Funds and Joint Ventures are financed by £2.8 billion (2005: £1.1 billion) of external debt, all of which is without recourse to British Land.

Funds

The Funds provide British Land with interests in properties in our key sectors. British Land acts as property adviser to the Funds and receives performance and management fees.

HUT

The Hercules Unit Trust (HUT) was established in 2000 as a Jersey based closed-ended property unit trust with a fixed life to September 2010, subject to extension with consent of unitholders. Its aim is to acquire and own retail warehouse and shopping park investment properties throughout the UK, with a view to providing an annual total return on the portfolio in excess of the IPD Annual Retail Warehouse Index over the life of the Trust. It prefers larger properties that dominate their catchment areas and, where possible, have the benefit of open A1 planning consent.

The **Trust return** for the year to 31 December 2005 was 35.5%, improving the three-year annualised return to 33.2% per annum. At the property level, without the effect of gearing, the portfolio returned 24.1% for the year, compared to the IPD Annual Retail Warehouse Universe (excluding HUT) of 21.3% for the same period. Drivers of this performance were:

- rental value growth of the portfolio of 10.2% over the year (IPD Retail Warehouse Index 4.1%)
- capital value growth of 19.5%, of which rental value growth accounted for 52.2% and yield compression 47.8% (IPD Retail Warehouse Index 26% and 74% respectively).

In the year to December 2005:

- the net asset value of the Trust increased to £1.7 billion (2004: £1.5 billion)
- the net asset value per unit rose 32.5% to £1,354 (2004: £1,022)
- the underlying property portfolio increased in value to £3.0 billion (2004: £2.6 billion), despite net property sales of £124 million.

The **secondary market** has continued to be active, with no new units issued in the year. A total of 65,690 units were traded over the year with a total value of £74.4 million. The units traded at a premium of 2% above their net asset value in the first half of the year, rising steadily to 6% above their net asset value in December 2005. In October 2005, 10% of the units in issue were redeemed mandatorily in order to increase gearing following asset sales.

The Trust completed a restructuring of its debt in September 2005. Three bank facilities were repaid or reduced and a **new £1 billion securitisation** facility was completed at a weighted average interest margin of 0.25% per annum above LIBOR on an £800 million 'AAA' rated fixed rate term tranche, and 0.5% per annum above LIBOR on a £200 million floating rate revolving tranche – a significant reduction on the previous facilities. At 31 December 2005, the gearing equated to 40.4% of the aggregate Trust value, well within the Trust's limit of 60%.

British Land Property Advisers Ltd is the property adviser, and Schroder Property Managers (Jersey) Ltd is the Fund Manager.

PREF

PREF (Pillar Retail Europark Fund) was created in March 2004 as a closed-end Luxembourg based Fonds Commun de Placement to invest in out of town retail parks in the Eurozone – particularly France, Spain, Italy, Portugal and the Benelux countries. It currently owns six retail parks and has contracted conditionally to acquire a further eight schemes.

PREF's total property return for the year to 31 December 2005 was 14.5%. The Trust Total Return, after the effect of gearing, was 18.7%. PREF gears up to 60% loan to value with debt provided by a syndicate of banks. This facility is currently being increased in the light of acquisitions conditionally contracted.

During the year, the Fund raised an additional €214 million (of which €124 million was from British Land) to fund future acquisitions. It has conditionally contracted to purchase a further €300 million of assets. The Fund is on track to achieve its objective of a total portfolio under management or contracted of some €1 billion by the end of 2006.

The Investment Manager is British Land European Fund Management LLP, in which British Land has a 70% interest.

	Portfolio	Value £m	Net rent[1] £m	Finance £m	BL share %	BL interest £m
Hercules Unit Trust (HUT)	24 retail parks	3,113	113	1,255	34.64[2]	534
Pillar Retail Europark Fund (PREF)	European retail parks	202	10	117	34.16[3]	27
City of London Office Unit Trust (CLOUT)	Offices	102	9	38	35.94	46
Hercules Income Fund (HIF)	Retail warehouses	157	7	25	26.12	34

[1] annualised
[2] increased to 36.3% in April 2006
[3] will increase to 40% when committed new equity fully contributed

HIF

Hercules Income Fund (HIF) was established in September 2004 as a Jersey based closed-ended property unit trust with a fixed life of ten years, subject to extension with unitholder consent. Its objective is to target smaller retail park assets with values between £3 million and £25 million and a gross lettable area of up to 9,300 sq m (100,000 sq ft), and with an emphasis on a higher distributable yield. HIF currently owns 13 properties.

The Trust return for the year to 31 December 2005 was 26.8% and the property return was 23.7% compared with the IPD Annual Retail Warehouse Universe Benchmark of 21.6%. HIF's gearing is currently at 14% loan to value but it is intended to raise the level of gearing to nearer HIF's target of 50% in order to further enhance returns.

In the 15-month period since establishment to 31 December 2005:

- net assets have increased to £126 million
- the net asset value per unit has risen from £1,000 to £1,137.

British Land Property Advisers Ltd is the property adviser, and Pillar Property Management (Jersey) Ltd is the Fund Manager.

CLOUT

City of London Office Unit Trust (CLOUT) was established in 2000 as a Jersey based closed-ended property unit trust with a fixed life of ten years, subject to extension with the consent of unitholders. CLOUT's aim is to provide investors with an exposure to the City of London office market with returns in excess of the IPD Annual All Fund Index, focusing on offices in excess of 9,300 sq m (100,000 sq ft).

In January 2006, CLOUT disposed of its interest in CityPoint for £520 million and repaid debt. It now owns one office building at Farringdon Street, EC4, with a value of approximately £100 million.

British Land Property Advisers Ltd is the property adviser, and Schroder Property Managers (Jersey) Ltd is the Fund Manager.

Joint Ventures

The Joint Venture structure provides British Land with access to desirable properties (often off market), within a separate entity formed for the purpose, and controlled on a 50:50 basis by a board carrying equal representation from each partner (there is no casting vote). The entities are able to raise finance on the strength of their assets, usually with no support from the partners, thereby significantly lowering the initial equity investments and enhancing returns on capital. The enterprise is shared by the partners, over a specific agreed lifetime for the venture.

Key activity since April 2005 included:

- The refinancing in April 2005 of The Scottish Retail Property Partnership, with £430 million raised by way of a seven year securitisation, most of which was subsequently returned to the partners.
- The acquisition in April 2005 by British Land of the outstanding 50% interest in the four BL West Joint Venture companies for £50 million.
- The sale by BL Rosemound of its remaining interests in the DIRFT development at Daventry, for a profit on disposal of £17 million, most of which was subsequently returned to the partners.

Although some of the Joint Ventures have different year ends from British Land, the accounting periods recognised have now been aligned to the Group's March year end using management accounts, to assist the requirements of quarterly reporting.

The summary details of the principal Joint Ventures are shown below.

Joint Ventures

Portfolio	Portfolio value £m	Net rent* £m	Finance £m	BL interest £m
BLT Properties Ltd[1] Two retail parks, eight Tesco superstores	344	18	185	66
Tesco BL Holdings Ltd[1] Two retail parks, two shopping centres each anchored by Tesco, five Tesco supermarkets	630	33	315	120
Tesco British Land Property Partnership[1] Two district shopping centres anchored by Tesco	181	11	87	35
The Scottish Retail Property Limited Partnership[2] Shopping centres in Aberdeen and East Kilbride	665	34	430	82
BL Fraser Ltd[3] Twelve department stores	286	16	134	60
BL Davidson Ltd[4] Portfolio comprising c70 properties principally retail warehouses and offices	711	39	227	182
BL Rosemound Ltd[5] Distribution warehouses at Daventry, all sold in the year				5

* annualised net rent

JV Partner
50% interest unless otherwise stated
[1] Tesco PLC
[2] Land Securities PLC
[3] House of Fraser plc
[4] Manny Davidson, family & trusts
[5] Rosemound Developments Ltd

Positioned for growth with security.

Valuation by sector	Group £m	Funds/JVs[1] £m	Total £m	Portfolio %	Uplift[2] %
Retail					
Retail warehouses	1,556	1,556	3,112	21.6	14.4
Shopping centres	2,107	515	2,622	18.2	7.1
Superstores	1,513	254	1,767	12.3	16.0
Department stores	757	143	900	6.2	17.7
High street	338	36	374	2.6	12.2
All retail	**6,271**	**2,504**	**8,775**	**60.9**	**12.6**
Offices					
City	3,500	42	3,542	24.6	14.3
West End	643	44	687	4.8	13.1
Business parks & provincial	174	6	180	1.2	14.9
Development	790	1	791	5.5	23.7
All offices	**5,107**	**93**	**5,200**	**36.1**	**15.5**
Industrial, distribution, leisure, other	375	64	439	3.0	8.2
Total	**11,753**	**2,661**	**14,414**	**100.0**	**13.5**

[1] Group's share of properties in Funds and Joint Ventures

[2] Increase in value for 12 months to 31 March 2006 – includes valuation movement in developments, purchases and capital expenditure, and excludes sales

Current reversions (excluding developments)	Annualised net rents[1] £m	Reversionary income[2] (5 years) £m	Current yield[3] %	Reversionary yield (5 years) %
Retail				
Retail warehouses	123	35	4.0	5.1
Shopping centres	125	19	4.8	5.5
Superstores	85	2	4.8	5.0
Department stores	42	6	4.6	5.3
High street	18	2	4.9	5.3
All retail	**393**	**64**	**4.5**	**5.2**
Offices				
City	165	30	4.7	5.5
West End	33	4	4.7	5.3
Business parks & provincial	10	2	5.8	6.7
All offices	**208**	**36**	**4.7**	**5.5**
Industrial, distribution, leisure, other	24	2	5.5	6.0
Total	**625**	**102**[5]	**4.6**[4]	**5.3**

[1] Net rental income under IFRS differs from annualised net rents which are cash based, due to accounting items such as spreading lease incentives and contracted future rental uplifts, as well as direct property costs

[2] Includes rent reviews, expiry of rent free periods, lease break/expiry and letting of vacant space at current estimated rental value (as determined by external valuers)

[3] Portfolio yield (gross to British Land, without deduction of purchaser's costs)

[4] Current yield adding back rent frees 4.8%

[5] £47 million contracted under expiry of rent free periods and minimum rental increases

Leases and occupancy (excluding developments)	**Weighted average lease term, years to first break**	**Vacancy rate %**
Retail		
Retail warehouses	14.4	3.0
Shopping centres	13.2	7.9
Superstores	20.9	
Department stores	30.9	
High street	11.9	2.9
All retail	**17.1**	**3.8**
Offices		
City	10.0	5.3
West End	11.7	0.8
Business parks & provincial	9.9	7.2
All offices	**10.3**	**4.7**
Industrial, distribution, leisure, other	22.6	4.8
Total	**15.0**	**4.1**

[1] More than 50% of vacancies in shopping centres and retail warehouses have been initiated by us under asset management projects. The underlying vacancy rate, excluding these initiatives, for all retail is 1.8% and the total portfolio vacancy rate is 2.8%.

Outperformance requires correct portfolio positioning, intense asset management and effective risk-reward assessments.


"Whenever I feel blue,
I start breathing again." L.Frank Baum

Retail warehouses

British Land's share £3,112m
Total value £5,764m
109 retail warehouse properties, of which:
72 retail parks with total 894 units; and
37 solus units
Total floor area 1.2m sq m (13.2m sq ft) 71% with open A1 use
Predominantly freehold
Total rent passing £224m pa, British Land's share £123m pa
Average rent £16.46 per sq ft
Weighted average lease term including breaks14.4 years

Tenants include:
Argos
Asda
B&Q
Boots
Borders
Carpetright
Comet
DFS
Dixons Group
ELC
Halfords
Homebase
Homestyle Group
JJB Sports
Mamas & Papas
Marks & Spencer
Matalan
Mothercare
New Look
Next
Pets At Home
Poundstretcher
Sainsbury's
Sports World
Tesco
TK Maxx
Toys 'R' Us
Virgin
Zara


NEXT

Teesside Shopping Park, Stockton-on-Tees

British Land's retail warehouse park investments represent 21.6% of the total portfolio.

Included in these investments are:

Teesside Shopping Park, Stockton-on-Tees

This freehold property is located at the intersection of the A66 and A19 trunk roads between Stockton-on-Tees and Middlesbrough and comprises:

Phase 1: 31,500 sq m (340,000 sq ft) of open A1 retail space arranged in 30 units, on a site of 19 hectares (47 acres).

Phase 2: a 3.3 hectare (8.1 acre) site located on the Park's principal access, comprises two retail units totalling 3,900 sq m (42,000 sq ft) occupied by Comet and Staples and three restaurant units totalling 1,090 sq m (11,700 sq ft).

Phase 3: an 11 hectare (27 acre) site, surrounding an existing leisure development (not in the Company's ownership), which may be considered for future development for commercial uses.

A stand-alone Pets at Home unit comprising 740 sq m (8,000 sq ft) and the reversionary interest in the adjoining Toys 'R' Us unit also form part of the investment.

Planning consent has been obtained for a walkway refurbishment and additional customer facilities, which will be *implemented* in phases to minimise disruption to the scheme.

Top rents at the park are now £42.50 per sq ft.

L. Frank Baum 1856–1919
Bromide print from original negative, 1908. Photographer unknown.
From The Library of Congress

Baum was a children's author, a playwright, a journalist and an inveterate believer in better things. For one year only he managed, without conspicuous success, a New York opera house; he wrote an equally forgettable melodrama, *The Maid of Arran*; he became a theosophist; he embarked on a series of commercial ventures, all of which failed. One day his mother-in-law heard him trying to explain to his children why a mouse would run up a clock or a cow jump over the moon. Being more concerned with the family's precarious finances than keeping her grandchildren entertained, she nagged him into writing it all down and finding himself a publisher. The outcome was *Mother Goose in Prose* (1897), which was a surprise best-seller; two years later came the sequel, *Father Goose*, and Baum was all but swamped under the pile of royalty cheques and the fond kisses of his mother-in-law. In 1900 he penned *The Wonderful Wizard of Oz*, the first of 14 hugely successful Oz titles which have, with mind-numbing inevitability, now been deemed politically incorrect and banned from schools and libraries.


H MEBASE
Exit
Homebase, Ipswich

The Kingston Centre, Kingston, Milton Keynes
(50% owned in Tesco BL Holdings joint venture)

The Kingston Centre occupies a freehold 14 hectare (35 acre) site, close to junctions 13 and 14 of the M1 motorway and provides a total of 22,500 sq m (242,000 sq ft) of open A1 retail space.

The Centre includes a 12,670 sq m (136,400 sq ft) Tesco Extra superstore with a petrol filling station and car wash and seven retail warehouses totalling 8,630 sq m (92,900 sq ft). Tenants of these include Boots, Mothercare, Next, Marks & Spencer and Mamas & Papas. There is a covered shopping mall with 12 units totalling a further 850 sq m (9,200 sq ft), a drive-thru McDonald's, a pub and a car showroom. Tesco has an overriding lease covering the superstore and mall units. A former car wash unit has been redeveloped and let to Dominos Pizza and Carphone Warehouse.

Homebase DIY stores
The portfolio of stand-alone Homebase stores comprises 22 properties. Located mainly in the South East of England, annual rents total £12.5 million, averaging £153.60 per sq m (£14.27 per sq ft). The majority are let on 20-year leases from December 2000. Total floor area is 81,430 sq m (876,500 sq ft).

Fort Kinnaird Shopping Park, Edinburgh (HUT)
(owned by Kinnaird and Edinburgh Fort Unit Trusts)

A long leasehold open A1 shopping park of 51,000 sq m (548,000 sq ft) in 49 units, four food outlets, two leisure outlets and factory and office space of 8,450 sq m (91,000 sq ft).

Key tenants: Borders, ELC, HMV, Marks & Spencer, Next and UCI Cinemas.

New Mersey Shopping Park, Speke (HUT)
A freehold part open A1/part restricted planning consent retail park of 44,700 sq m (481,000 sq ft) in 30 units and two restaurants.

Key tenants: Boots, Borders, B&Q, ELC, Gap, Next and Marks & Spencer.

Fort Shopping Park, Glasgow (HUT)
A long leasehold open A1 park of 36,500 sq m (387,500 sq ft) in 60 units (plus kiosks).

Key tenants: Boots, Zara, Oasis, River Island, Next, Top Shop, Virgin, Starbucks, Argos, H Samuel, Mamas & Papas and New Look.

Parkgate Shopping Park, Rotherham (HUT)
A freehold open A1 park of 52,000 sq m (561,500 sq ft). There are a total of 30 retail units, a 8,800 sq m (95,000 sq ft) Morrisons foodstore and five further units including restaurants.

Key tenants: Next, Matalan, Marks & Spencer, Boots and TK Maxx.


TESCO
TESCO
TESCO

Tesco, Formby

Superstores

British Land's share £1,767m
Total value £2,021m
71 superstores located across England, Wales and Northern Ireland
77% of stores larger than 40,000 sq ft
Average store size 67,000 sq ft
Total floor area 444,000 sq m (4.8m sq ft)
Total site area 171 hectares (423 acres)
Total car spaces c.28,000

Tenants:
Morrisons/Safeway (2 stores)
Sainsbury's (43 stores)
Somerfield (10 stores)
Tesco (15 stores)
Waitrose (1 store)
66 freeholds, 5 long leaseholds
57 stores 100% owned
14 stores owned 50% in joint ventures
Total rent passing £97.5m pa British Land's share £85.3m pa.
Average rent £20.39 per sq ft
Weighted average lease term to break (and expiry) 20.9 years

British Land's investment in superstores represents 12.3% of th total portfolio.

We calculate that we are the largest owner of UK superstore properties, other than the occupiers themselves.

In an increasingly restrictive planning environment and wit limited new supply, the retailers continue to require more and large stores and are prepared to commit to full lease lengths of ove 20 years.

These investments, acquired over some 16 years, have bee enlarged by 45 extensions adding a total of 60,850 sq m (655,000 sq ft)

In addition to these, British Land also owns, directly or 50% i joint ventures, a further 13 superstores which are included in othe sectors of the portfolio (such as retail warehouse parks), and total further 111,000 sq m (1,200,000 sq ft).


NEXT
NEXT
NEXT

Meadowhall

Meadowhall Shopping Centre, Sheffield

Value £1,550m
132,800 sq m (1,430,000 sq ft) retail
Site area 74 hectares (183.3 acres of which 73.7 acres undeveloped)
201 shop units, 9 anchor stores, 11-screen Warner Village cinema, 26 speciality kiosks, 20 mall kiosks
28 restaurants and cafes (including Oasis food court) seating for some 3,300
Up to 800,000 visitors per week at peak time
Direct access to junction 34 of M1 motorway
Free parking for over 12,000 vehicles
On site transport interchange with bus, train and supertram services
www.meadowhall.co.uk

Anchor stores:
BHS
Boots
Debenhams
H&M
House of Fraser
Marks & Spencer
Next
Sports Soccer
WH Smith
Freehold
100% owned
Rent passing £70.8m pa
Average rent £61.62 per sq ft
Weighted average lease term including breaks 14.9 years

Meadowhall is one of the largest and most successful shopping centres in the UK.

The two level, fully enclosed mall with excellent transport links continues to be attractive to both retailers and their customers. For multiple retailers at Meadowhall, 80% of the units are in the top 10 performing outlets of their company.

During the past year 'The Lanes' speciality retail area has been refurbished. The car parks were upgraded and major refurbishment of the malls has commenced. This will improve the overall look and feel of the Centre and the introduction of cooling will provide a more comfortable shopping experience and help increase dwell time.

The reconfiguration of space previously let to Allders and Sainsbury's including the introduction of mezzanines and a new first floor mall, will increase the floor area by around 46,000 sq ft. The project will complete in 2007 and provide two new stores and a number of additional units.

The Company has also invested in a major master planning exercise for the Lower Don Valley in conjunction with Sheffield City Council for the undeveloped land.

Meadowhall has again received 'Purple Apple' Awards from the British Council for Shopping Centres for Best Single Event for the 'Funky Feet Campaign', Retail Partnership for the ARC and Media Relations for the BBC Flashmob event. The Centre also received the Worldwide International Council of Shopping Centres Maxi Award for Revenue Impact for the ARC, our onsite logistics facility.

Rents passing are expected to increase to £80.1 million per annum when rent reviews to March 2007 and lettings have been completed (including the new units created as part of the reconfiguration mentioned above).

In town retail £2.3 billion

This portfolio includes shopping centres, department stores and high street shops in selected locations in major towns and cities.

British Land's share £2.3 billion
Total value £3.0 billion
9 Shopping Centres 362,842 sq m (3.9m sq ft)
39 Department Stores 525,225 sq m (5.7m sq ft)
67 High Street Shops
11 Supermarkets

Major tenants:
Argos
ASDA
Debenhams
House of Fraser
Marks & Spencer
Miss Selfridge
New Look
Next
Primark
River Island
Sainsbury's
Somerfield
TK Maxx
Top Shop
Woolworths
Predominantly freehold
Total rent passing £152m pa, British Land's share £115m pa
Weighted average lease term including breaks 18.3 years, to expiry 19.6 years



Eastgate, Basildon

Shopping centres

Queensmere and Observatory Shopping Centres, Slough

Two adjacent single level freehold covered shopping centres providing the core retail offer for the town, acquired in October 2004. A 7,430 sq m (80,000 sq ft) Debenhams department store, fronting the High Street and owned by the Company, links into the Curzon Mall of the Queensmere shopping centre.

The Queensmere centre was built in 1970; extended in 1986 and 1999 and refurbished in 1996. The scheme comprises 92 retail units in total 38,300 sq m (412,500 sq ft) and benefits from 700 parking spaces and 5,830 sq m (62,765 sq ft) of office accommodation. In addition to Debenhams, major tenants include Woolworths, New Look, HMV, H&M and a Marks & Spencer store linking directly into the scheme (although not within the ownership).

The Observatory was built in two phases in 1989 and 1991. It comprises 43 retail units in 17,000 sq m (183,000 sq ft); a health and fitness club and 840 car parking spaces. Major tenants include Primark, TK Maxx, Top Shop and Argos.

The Peacocks, Woking

A long leasehold covered shopping mall of 35,860 sq m (386,000 sq ft) on three trading levels built around a central atrium. Completed in 1992, the scheme is the prime retail destination in the town. There is a direct link to the Rhoda McGaw Theatre and 6-screen cinema complex and parking for 2,500 cars.

Debenhams anchors the scheme at 12,728 sq m (137,000 sq ft). There are another 77 units including Marks & Spencer, River Island, Miss Selfridge, Next, Primark, TK Maxx, Woolworths and New Look (Toys 'R' Us also link into the scheme although not in our ownership).

A 540 seat food court dominates the lower trading level with tenants including KFC, McDonald's, Spud U Like, Pizza Hut, Burger King and Aroma.

East Kilbride Shopping Centre, Scotland

The Scottish Retail Property Limited Partnership (a joint venture with Land Securities) owns and manages the six principal malls forming the East Kilbride shopping centre as an integrated shopping destination. It provides virtually all of the retail and leisure facilities in the town centre. The principal anchor is Debenhams with other anchors being Marks & Spencer, Sainsbury's and BHS. Further major multiple retailers include Zara, River Island, H&M, Next and Primark in the other 240 units. The overall investment, including the office tower comprises over 130,000 sq m (1.4m sq ft).

Bon Accord and St Nicholas Centres, Aberdeen

The Scottish Retail Property Limited Partnership also owns these prime shopping malls in the principal retail centre for north-east Scotland. Combined they provide more than 80 retail units with leisure and office facilities. The Bon Accord is anchored by a John Lewis department store which is not in the ownership.

A strategic masterplan (the Bon Accord Quarter) has been developed with a view to combining the two centres and providing the retail heart of Aberdeen.

Planning consent has been obtained to develop a 5,016 sq m (54,000 sq ft) anchor store pre-let to Next Plc with construction commencing later in the year.

Eastgate Shopping Centre, Basildon

A freehold covered shopping mall that constitutes the major part of the town centre, Eastgate was built in two phases in 1980 and 1985 and refurbished in 1994. In addition to over 65,030 sq m (700,000 sq ft) of retail space, there are three blocks of offices totalling 11,800 sq m (127,000 sq ft), a 400 seat food court and 2,000 car parking spaces.

The centre is anchored by ASDA and Debenhams. Other major tenants include Primark, New Look, Next, HMV and TK Maxx.

We are members of the Basildon Renaissance Partnership, one of whose aims is the regeneration of the town centre under the auspices of the Government's Thames Gateway project.

St Stephen's, Hull

We have reached agreement with ING to forward purchase the freehold of St Stephen's Shopping Centre on practical completion, which is scheduled for mid 2007.

The finished scheme will include a Tesco superstore of 10,080 sq m (108,500 sq ft), a covered mall providing approximately 30,000 sq m (325,000 sq ft) of retail accommodation in 35 retail units and mall kiosks, plus leisure uses totalling 7,900 sq m (85,000 sq ft). In addition there will be a 128 bedroom, 3-star hotel above the main entrance to the shopping centre, and car parking for around 1,500 cars. Lettings have already been exchanged with H&M, Next, New Look, Oasis, Sportsworld, Orange, Gala and Tesco.

Department stores

We are investors in 39 department stores, 27 owned directly and 12 owned within the BL Fraser joint venture.

Of those owned directly, 24 are Debenhams stores subject to leaseback to Debenhams for a minimum of 23 years unexpired. In total these comprise 317,560 sq m (3,418,000 sq ft) and locations include the flagship store in London's Oxford Street (34,070 sq m/366,700 sq ft); Market Street, Manchester (43,290 sq m/466,000 sq ft) and St Davids, Cardiff (13,010 sq m/140,000 sq ft). The total gross annual rent passing is approximately £30 million. The leases provide for minimum 2.5% per annum rental increases as well as the opportunity for five-yearly open market reviews from 2019 onwards.

The 12 stores within the BL Fraser joint venture comprise a total of approximately 152,400 sq m/1,640,000 sq ft in locations including Cardiff, Guildford and Leeds. All are let on leases to House of Fraser with approximately 33 years unexpired. The aggregate rent passing of approximately £14 million per annum is subject to open market review in 2009, when a minimum rent based on 3% per annum applies, and five-yearly thereafter.

Separately but on similar lease terms, the Company owns 100% the 46,450 sq m (500,000 sq ft) House of Fraser store in Corporation Street, Birmingham.

High street shops and in-town supermarkets

Some 67 high street shops, located in prime high street positions throughout the UK. The 11 supermarkets are mainly located in smaller, market towns and all except one are let to Somerfield.


DEBENHAMS

Debenhams, Oxford Street

Portfolio description – Principal sectors, London offices £5.2 billion



Worship Street
The Broadgate Tower
Broadwalk House
201 Bishopsgate
Primrose Street
199 Bishopsgate
Exchange House
10 Exchange Square
175 Bishopsgate
Exchange Square
Appold Street
Sun Street
2 Finsbury Avenue
3 Finsbury Avenue
Broadgate
155 Bishopsgate
Bishopsgate
Finsbury Avenue Square
1 Finsbury Avenue
Wilson Street
Broadgate Arena
135 Bishopsgate
Liverpool Street Station
6-12 Broadgate
Eldon Street
100 Liverpool Street
Great Eastern Hotel
Liverpool Street

The Broadgate Estate

Value £3,227m
372,000 sq m (4m sq ft) office, retail and leisure accommodation
15 office buildings, plus development site
12 hectare (30 acre) site
Distinctive environment for some of the world's largest corporations and leading professional practices
Approximately 30,000 employees based at Broadgate
Community website www.vicinitee.com
Tenants include:
ABN AMRO Holdings
Allianz Dresdner
Ambac
Ashurst
Bank of Scotland
Barclays Bank
Baring Investment Services
Calyon
Close Brothers
Deutsche Bank
European Bank for Reconstruction & Development (EBRD)
F&C Management
Henderson Administration
Herbert Smith
ICAP
Lehman Brothers
Norinchukin
Royal Bank of Scotland
Société Générale
Sumitomo Trust
Tokyo Mitsubishi
Tullet Prebon
UBS
Western Asset Management
Williams de Bröe
Freehold/virtual freehold
100% owned
Rent passing £151m pa
Average office passing rent £46.80 per sq ft
Weighted average lease term including breaks 10.5 years, to expiry 12.8 years

London offices comprise estates at Broadgate, EC2 and Regent's Place, NW1, and a range of other Central London properties.

Broadgate, London EC2

Broadgate is the premier City of London office estate, consisting of **15 office buildings** and a site where we are developing 201 Bishopsgate and The Broadgate Tower. When these are completed the Estate will have increased to 445,900 sq m (4.8m sq ft) of Grade A office space.

The development of Broadgate has taken place in phases, with the most recent building (10 Exchange Square) being completed by us in 2004. The office buildings, designed by leading architects, are all **structurally independent**, ranging in size from 7,525 sq m (81,000 sq ft) to 38,090 sq m (410,000 sq ft) and accommodate office floor plates ranging from 77 sq m (828 sq ft) to 5,202 sq m (56,000 sq ft). Each building provides regular and efficient working space of the highest standard. The flexibility built into the design of the buildings readily allows occupiers to change floor layouts, create additional working space or install the latest technology to adapt to changing working needs. The Estate has a low vacancy rate of 1.2%.

Broadgate has excellent public transport facilities and is served by Liverpool Street station, one of the City's major transport interchanges, which provides mainline train services and four underground lines as well as a bus station and taxi services.

Within the Estate the buildings are set around three **landscaped squares** – Broadgate Circle, Exchange Square, and Finsbury Avenue Square – and the Bishopsgate Arcade. Each public space creates a unique working environment for the offices, which are served by restaurants, pubs, wine, bars, shops and health clubs as well as a five star hotel. In winter the open-air ice rink in Broadgate Circle provides a focal point for spectators and skaters alike. In summer, open air events take place in the squares for the entertainment of those who work in and around Broadgate. The Estate is managed by Broadgate Estates, a wholly owned subsidiary of British Land.

During the course of the year lease agreements were completed on a total of 6,000 sq m (64,500 sq ft) of office accommodation with ABN Amro in 199 Bishopsgate and with Western Asset, Herbert Smith and Close Brothers in 10 Exchange Square adding rent of £2.95 million per annum after expiry of rent-free periods.

Total rent reverts to £180 million per annum after expiry of EBRD's nil rent period in November 2006, upon rent reviews (with minimum uplifts) and upon expiry of rent-free periods in respect of recent lettings.



Regent's Place at night time

Value £580m
92,900 sq m (1m sq ft) office, retail and leisure accommodation
5 buildings, plus development
4.2 hectare (10.4 acre) site, West End of London
Close to Euston mainline and 4 underground stations
2.0 hectares (4.9 acres) for further development at the North-East Quadrant and Osnaburgh Street
Community website www.vicinitee.com

Tenants include:
Abbey
Atos Origin
Balfour Beatty
British Telecom
Capital One
Elexon
General Medical Council
HM Government
Hodder Headline
JP Morgan Chase Bank
Regus
Mainly freehold
100% owned
Rent passing £28m pa
Average office passing rent £33.16 per sq ft
Weighted average lease term including breaks 10.8 years, to expiry 14.0 years

Regent's Place, London NW1

Regent's Place is a vibrant and diverse business quarter with good communication links and an important frontage onto Euston Road. The estate includes five office buildings, with public spaces and retail units, plus two sites for development schemes.

Euston Tower
This 36-storey building on the south-east corner of Regent's Place is a prominent and recognisable feature within the northern area of London's West End. It provides office space of 30,600 sq m (333,000 sq ft) let to HM Government on leases which run through to 2019. A Sainsbury's convenience supermarket, Starbucks, Pret A Manger and Davy's wine bar, also have leases to 2019.

338 Euston Road
The 16-storey building with its 10,315 sq m (111,000 sq ft) of offices accommodates five tenants: Regus, Jetix Europe Limited, Guinness World Records Limited, British Telecom and Hodder Headline. The latter have recently restructured their leases, taking an extra floor to provide them with circa 59,000 sq ft (5,483 sq m) until May 2015.

350 Euston Road
This striking 8-storey development of 11,200 sq m (121,000 sq ft) with a full glass wall frontage was completed in 2001. The offices are fully let, to General Medical Council, Elexon Limited, Balfour Beatty and Capital One Bank. The majority of leases have expiry periods in excess of ten years.

1, 4 & 7 Triton Square
This 6-storey building was completed in 2001 and provides circa 20,167 sq m (217,000 sq ft) of lettable space. The offices of circa 17,250 sq m (185,600 sq ft) are let to Atos Origin and JP Morgan Chase on leases which expire between 2017 and 2022.

The Triton Square Mall provides a pedestrian through route from the northern edge of the Estate, with retail units and Holmes Place Health club on the ground floor. The mall also provides the Estate Office of Broadgate Estates Limited, who manage the external and common areas of Regent's Place and are an important link with occupiers.

2-3 Triton Square
This 7-storey office building was completed in 2002 and comprises circa 200,000 sq ft (18,587 sq m) of high-quality space let in its entirety to Abbey on a lease to 2022. It fronts onto Triton Square, an important public open space featuring a diverse collection of art.

The remainder of the buildings within Regent's Place are set within two proposed development sites: Osnaburgh Street and the North-East Quadrant (NEQ). They are ultimately intended to increase the floor space of the Estate by some further 92,900 sq m (1 million sq ft) of mixed use commercial and residential space.


WILLIAM MARTIN CONWAY

“I never climbed any ladders. I achieved eminence by sheer gravitation.”

George Bernard Shaw, *The Irrational Knot* (1905)

William Martin Conway, 1st Baron Conway 1856–1937
Silver-plated copper electrotype, 1893, by Edward Onslow Ford

The uniquely gifted William Martin Conway combined great eminence as an art historian with an insatiable appetite for mountaineering. If this were not enough, he served as a Unionist MP from 1918 to 1931 and also put together a hugely important collection of early photographs. These polymathic interests developed at Cambridge, where he was an academic high flier; it was only fitting, then, that during his 2,000 mile survey of the Himalayas in 1892 he should climb the 6,890 metres of Pioneer Peak and set a new world record for altitude – a feat of which no other expert on early Flemish painting can boast.

Committed projects

201 Bishopsgate and The Broadgate Tower, EC2

Detailed planning consent has been secured for an enlarged development comprising two buildings totalling 76,000 sq m (822,000 sq ft) designed by the Chicago office of Skidmore, Owings & Merrill (SOM) for this next phase of the Broadgate Estate. Construction commenced in Autumn 2005.

The 35-storey Broadgate Tower which, when complete, will rise to 165m (540 ft) will adjoin the 13-storey 201 Bishopsgate building. Between the two buildings will be a major new public space and galleria, with shops, bars and cafes.

The development is made possible by the major engineering feat of creating a raft that sits over the railway lines that run into Liverpool Street Station. It is upon this raft that both buildings are being constructed.

The buildings represent the biggest speculative office development ever undertaken in the City of London and are on programme for completion in 2008.

Construction cost	£292m
Lettable area	76,000 sq m (822,000 sq ft)
Site area	2.3 acres
Tenure	Long leasehold
Ownership	100% owned
ERV	£40.4m pa

The Willis Building, 51 Lime Street, EC3

This 44,130 sq m (475,000 sq ft) development, designed by Foster and Partners, is currently under construction following the pre-letting of the entire building to leading insurance broker, Willis Group.

The building occupies a prime site directly opposite Lloyd's of London and is currently the biggest pre-let development under construction in the City of London. The development comprises a 29-storey building, adjoining a 10-storey building. Both are on programme for completion early in 2007.

Construction cost	£191m
Lettable area	43,200 sq m (465,000 sq ft) office 930 sq m (10,000 sq ft) retail/storage
Site area	1.24 acres
Tenure	Freehold
Ownership	100% owned
ERV	£21.3m pa
Pre lettings	43,200 sq m (465,000 sq ft) to Willis Group

Ludgate West, EC4

Construction has started on Ludgate West, which will provide 11,800 sq m (127,000 sq ft) of new top specification accommodation. It will form the next phase of the successful Ludgate development. Close to St Paul's and Blackfriars, it is convenient to get to and well-served by amenities. Designed by Skidmore, Owings & Merrill, the new building will be available in late 2007.

Construction cost	£48m
Lettable area	11,800 sq m (127,000 sq ft)
Site area	0.45 acres
Tenure	Freehold
Ownership	100% owned
ERV	£6.1m pa

The York Building, W1

Following completion of demolition in April 2005, construction of the new building has commenced on this imposing island site close to Marble Arch. The building will incorporate, in part, the new head office for British Land.

The building, designed by EPR, will provide 8,640 sq m (93,000 sq ft) total office space, with adaptable and efficient floor plates. There will be 1,770 sq m (19,000 sq ft) of retail and ancillary space and 22 high-quality residential apartments. The York Building is programmed for completion in the fourth quarter of 2006.

Construction cost	£56m
Lettable area	8,640 sq m (93,000 sq ft) office 1,770 sq m (19,000 sq ft) retail/leisure 2,420 sq m (26,000 sq ft) residential
Site area	0.7 acres
Tenure	Geared long lease
Ownership	100% owned
ERV	£6.3m pa (net of ground rent)

Ropemaker Place, EC2

In March 2006 the Company purchased the units in The Ropemaker Place Property Unit Trust from DB Real Estate. The Trust owns the freehold interest in Ropemaker Place, an island site with an existing detailed planning consent for a 46,900 sq m (505,000 sq ft) office development. The site is close to both Moorgate and Liverpool Street stations. The existing 20-storey consented design is being reviewed to maximise efficiency and floor area. The building will offer expansive floor plates, and finishes of the highest standard. Work will start on site later this year for completion mid 2009.

Construction cost	£208m
Lettable area	50,910 sq m (548,000 sq ft)*
Site area	1.24 acres
Tenure	Freehold
Ownership	100% owned
ERV	£27.6m pa

* Subject to revised planning – existing consent for 46,900 sq m (505,000 sq ft)

We commit to projects on the basis of pre-lets or anticipated market demand, creating quality assets for the portfolio.

Blythe Valley Park, Solihull (Plot G2)

Construction is under way for a two storey 3,250 sq m (35,000 sq ft) extension of the existing Arup campus at the successful Blythe Valley Park. The building is pre-let to Arup and due for completion in Q4 2006.

Construction cost	£6m
Lettable area	3,250 sq m (35,000 sq ft)
Site area	2.0 acres
Tenure	Freehold
Ownership	100% owned
ERV	£0.7m pa
Pre lettings	35,000 sq ft to Ove Arup and Partners

Developments in the CLOUT Fund (British Land share 35.94%)

One Coleman Street, EC2

One Coleman Street, when complete, will provide circa 16,700 sq m (180,000 sq ft) of prime office accommodation which is fully pre-let to Legal and General for its new London office headquarters. Construction of the new building is well under way and will be handed over to Legal & General for fitting out in early 2007.

Forward funding of One Coleman Street, London, EC2 has been completed with DIFA Deutsche Immobilien Fonds AG, the Hamburg-based open-ended real estate fund, for around £125 million.

Construction cost	£110m including land and interest
Lettable area	16,700 sq m (180,000 sq ft)
Site area	0.5 acres
Tenure	Long lease
Ownership	Forward sold to DIFA

35 Basinghall Street, EC2

This development has been forward sold to Standard Chartered Bank as their new London headquarters. 35 Basinghall Street will provide 18,500 sq m (199,000 sq ft) of prime office space on nine floors. The project is now under construction and due for completion in June 2007.

Construction cost	£106m including land and interest
Lettable area	18,500 (199,000 sq ft)
Site area	0.6 acres
Tenure	Freehold
Ownership	Forward sold to Standard Chartered Bank

Development prospects

Blythe Valley Park, Solihull

British Land has developed this successful business park, in partnership with Solihull Metropolitan Borough Council.

Considerable potential remains at Blythe Valley Park for new development. Outline planning consent is in place for up to 111,500 sq m (1.2 million sq ft) of office accommodation across the park. Individual plots are being brought forward for development to meet market demand.

Construction cost	£108m
Lettable area (undeveloped)	64,900 sq m (699,000 sq ft)
Site area	37.9 acres developable
Tenure	Freehold
Ownership	100% owned
ERV	£14.0m pa

Following adoption of the Solihull UDP allocating the release of further land for development, a planning application is to be submitted for an additional 74,300 sq m (800,000 sq ft) expansion of the Business Park.

Regent's Place, NW1

In joint venture with the Crown Estate, a resolution to grant planning consent has been received recently for 45,500 sq m (490,000 sq ft) of offices and residential space, designed by Terry Farrell and Co. on a one hectare (2.5 acre) area on the West side of Regent's Place, Osnaburgh Street. This mixed use addition will include residential units, a community theatre and additional retail provision around a new public space.

Proposals are also being progressed for the North-East quadrant of the estate to provide 48,200 sq m (519,000 sq ft) of offices and residential units. The office element is designed by Wilkinson Eyre with the apartments by Munkenbeck and Marshall.

Construction cost	£425m
Lettable area	67,000 sq m (721,000 sq ft) commercial 26,800 sq m (288,000 sq ft) residential
Site area	4.9 acres developable
Tenure	Freehold/long leasehold
Ownership - NEQ	100% owned
- Osnaburgh Street	Development agreement with The Crown Estate
ERV	£31.6m pa – commercial floor space only

The Leadenhall Building, EC3

Designed by the Richard Rogers Partnership, the new building will rise to a height of 224m (736 ft), which will make it one of the tallest structures in the City of London. On completion The Leadenhall Building will provide 55,800 sq m (601,000 sq ft) of the Grade A office space in the City.

With 47 storeys, the spectacular scale of the public space at the base of the building, featuring mature trees and a range of retail and amenity provision, will be unprecedented in London.

Detailed planning consent has been secured by British Land and terms agreed to secure vacant possession in January 2007.

Construction cost	£286m
Lettable area	55,800 sq m (601,000 sq ft)
Site area	0.86 acres
Tenure	Freehold
Ownership	100% owned
ERV	£31.4m pa

New Century Park, Coventry

The site remains substantially let to telent plc but has potential for 54,000 sq m (582,000 sq ft) of business space together with a further 12 acres of residential development land.

Construction cost	£84m (including infrastructure)
Lettable area	54,000 sq m (582,000 sq ft)
Site area	67 acres developable
Tenure	Freehold
Ownership	100% owned
ERV	£8.1m pa

Phase II, Gallions Reach, Beckton

The next phase of development has now received a planning consent for open A1 retail adjacent to phase I, which commenced trading in 2003. Construction will commence once pre-lets have been secured on part of the space. Phase I is almost fully let to retailers including Tesco, Arcadia, Next, Borders, HMV, Boots and TK Maxx.

Construction cost	£9m
Lettable area	8,730 sq m (94,000 sq ft) including mezzanines
Tenure	Freehold
Ownership	100% owned
ERV	£1.4m pa

Deepdale Shopping Park, Preston

Planning consent has been secured for an extension to this successful park. A restricted retail consent has been received for 4,200 sq m (45,000 sq ft), six employment units (industrial) of 2,000 sq m (22,000 sq ft), a crèche and six sheltered housing units. The consent remains conditional upon a transfer of part of the retail consent from the adjacent HUT holding. Phase I has been trading for nearly 20 years and is let to Marks & Spencer, Clarks, JJB, Next, Argos, Toys 'R' Us and Arcadia.

Construction cost	£12m
Lettable area	4,200 sq m (45,000 sq ft) retail 2,000 sq m (22,000 sq ft) industrial
Tenure	Freehold
Ownership	100% owned
ERV	£1.2m pa

The Lower Don Valley, Sheffield

This proposed mixed-use development is set to transform the area situated around the Meadowhall Shopping Centre in Sheffield.

Currently at the master planning stage, the work of Urban Strategies Inc. includes major residential and office accommodation, as well as industrial and mixed-use space. In addition, a 37,960 sq m (409,000 sq ft) MGM Grand regional casino complex, 15,840 sq m (171,000 sq ft) car showroom, and other retail facilities are also proposed.

Canada Water

At Canada Water, in joint venture with Canada Quays Ltd, the Company has entered into a Development Agreement with the London Borough of Southwark for the development of a major mixed-use scheme, which includes master planning 40 acres of the Rotherhithe Peninsula. A planning application was submitted in November last year.

Theale

Working with Countryside Properties, we are continuing to pursue a residential planning consent at Theale. A detailed planning application has been submitted and negotiations with the local planning authority are being actively progressed.

Hudson Kearley, 1st Viscount Devonport 1856–1934
Pencil drawing by Frederick Sargent

The Victorian distaste for 'tradesmen' was no bar to ambitious Mr Kearley. From modest beginnings he rose without trace and suddenly his International Stores were everywhere – 200 branches by 1890 alone. His secret was buying direct from the producers and selling under his 'own brand' label, much as the Co-operative Movement had done fifty years earlier. The Grocer King was no socialist, however, and he was long remembered in London's East End for the ruthlessness with which, as Chairman of the Port of London Authority, he broke the dockers' strike of 1912. After a decent interval, a grateful nation rewarded him with a Viscountcy in 1917.


want a peerage I sha
ke an honest man.”
(1865–1922)

British Land's financing policy is to enhance equity returns through strategic leverage while maintaining a risk-averse debt structure. A 'loan to value ratio' across the entire business in the range of 45-55% is currently targeted, subject to the Board's view of the market, the prospects of the portfolio and its recurring cash flows.

The principal objectives under this policy are to:

- minimise the cost of capital through a mix of debt and equity finance;
- raise debt from a variety of sources and maintain a spread of maturities, including longer-term financing supported by committed income under long leases;
- maintain significant committed undrawn loan facilities, to support current and future business requirements;
- actively manage financial risks, including interest rate, foreign exchange, liquidity and counterparty risks.

The Funds and Joint Ventures are financed separately, without recourse to the Group (see page 33), as required by their individual business plans and they adopt similar risk management policies.

Liability management

Liability management is not a profit centre – no speculative transactions are undertaken. The Group's debt and derivative positions are continuously reviewed to meet current and expected debt requirements.

The Group maintains a balance between longer-term and shorter-term financings. Acquisitions may be funded initially by shorter-term credit facilities and then refinanced when market conditions are favourable. Short-term financing is principally raised through bilateral and syndicated revolving bank facilities, which can be repaid at will without penalty and redrawn again when the need arises. All bank facilities are unsecured and on standard terms to maintain operational flexibility. Medium to longer-term financing comprises public and private bond issues, including private placements and securitisations. Financing risk is spread by using a variety of types of debt. The maturity profile is managed by spreading the repayment dates and extending and expanding facilities.

Interest rate management

To manage exposure to interest rate fluctuations the Main Board determines a range for the proportion of forecast debt to be maintained at fixed or capped rates of interest. At present the target is 85% (subject to a 5% tolerance either side) over a rolling three to five year time horizon. With financing raised at both fixed and variable rates, derivatives are used to achieve the desired interest rate profile. The use of derivatives is managed by the Board of British Land Financing Limited and its Derivative Sub-Committee, which includes three executive directors, and also retains a specialist external firm of consultants. The Group's exposure to each derivative counterparty is monitored on a regular basis, as are their external credit ratings.

Foreign currency management

The Group's policy is to have no material unhedged net assets or liabilities denominated in foreign currencies. The currency risk on overseas investments is hedged via foreign currency denominated borrowings and derivatives.

When attractive terms are available to do so, the Group borrows in freely available currencies other than Sterling. The Group fully hedges its foreign currency risk on such borrowings through derivatives.

Liquidity and cash management

The Group maintains a high level of undrawn revolving bank facilities to provide financial liquidity. The property portfolio is continuously reviewed to identify appropriate properties for sale, converting non-cash assets into cash as required. Deposits are placed to optimise the rate of return, subject to the creditworthiness of the counterparty.

Profit and loss account and balance sheet management

The Group monitors its current and projected financial position using several key internally generated reports: cash flow, borrowing, debt maturity and derivatives schedules. The Group also undertakes sensitivity analysis to assess the impact of proposed transactions and movement in interest rates on the key balance sheet, liquidity and profitability ratios.

British Land uses a number of methods of finance in order to spread maturities, reduce borrowing costs and mitigate refinancing risk.

Finance is raised through a mixture of securitisations, public and private debt issues and bank borrowings. At 31 March 2006, including the Group's share of debt in Funds and Joint Ventures, gross borrowings were £6.9 billion (2005: £6.7 billion).

Accessing a flexible pool of finance



Undrawn bank facilities 25%
30% Securitisations (Fixed Rate Bonds)
Drawn bank facilities 18%
16% Securitisations (Floating Rate Bonds)†
US private placements 2%
9% Debentures

† Floating rate bonds with related fixed rate swaps.

Non-recourse

At 31 March 2006 £4.0 billion (2005: £3.9 billion) of outstanding debt had been issued by ring-fenced, special purpose subsidiaries, with no recourse to other companies or assets in the Group. The securitisations and the BL Universal debentures fall within the non-recourse category. The debt in Funds and Joint Ventures is also non-recourse. At 31 March 2006 the Group's share of their gross borrowings amounted to £1.2 billion (2005: £0.6 billion).

Securitisations

At 31 March 2006 outstanding debt raised through securitisations amounted to £3,682m (2005: £3,565m). British Land's securitisations are used to raise long-term debt at fixed rates of interest from the cash flows generated from specific assets or pools of assets. The strength of these cash flows allows credit rated debt to be raised on a non-recourse basis, thereby lengthening maturities and reducing interest costs. British Land retains the flexibility to actively manage the assets and provide suitable substitute assets if appropriate. This enables returns to be maximised, benefiting both debt and equity investors. Additional flexibility permits British Land to sell or introduce third party capital without repaying the existing debt.

Although a combination of fixed and floating rate debt has been issued via securitisations, all the floating rate instruments have been fully swapped into fixed rate debt, from the date of issue, to provide certainty over future interest cost.

Broadgate

On 2 March 2005 Broadgate Financing PLC, a newly established ring-fenced subsidiary of British Land, issued £2,080m of Bonds supported by the cash flows from the entire built estate at Broadgate in the City of London.

Nominal outstanding	£2,071m
Valuation of securitised portfolio	£3,227m
Weighted average interest rate	5.05%
Weighted average debt maturity	18.9 years
Gross Coverage Ratio	180%*

* Source: 5 April 2006 Debt Service.

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Moody's/Fitch
Class A1 Floating Rate Bonds 2032	225	AAA/Aaa/AAA
Class A2 4.949% Bonds 2031	309	AAA/Aaa/AAA
Class A3 4.851% Bonds 2033	175	AAA/Aaa/AAA
Class A4 4.821% Bonds 2036	400	AAA/Aaa/AAA
Class B 4.999% Bonds 2033	365	AA/Aa2/AA
Class C1 Floating Rate Bonds 2022	235	A/A2/A
Class C2 5.098% Bonds 2035	215	A/A2/A
Class D Floating Rate Bonds 2025	147	BBB/Baa2/BBB
Total	**2,071**	

Superstores

The refinancing of the Superstores portfolio (completed 28 February 2006) involved the issue of £753m secured bonds by BL Superstores Finance PLC, a ring-fenced wholly-owned subsidiary of British Land. This followed the redemption of the existing notes of BLSSP (Funding) PLC.

The existing financing was moved to a simplified CMBS structure and the ratings of the bonds were delinked from the underlying tenant's credit, providing a significant ratings improvement for the existing bondholders. The refinancing reduced the weighted average interest cost from 6.77% to 4.96%.

Nominal outstanding	£753m
Valuation of securitised portfolio	£1,239m
Weighted average interest rate	4.96%
Weighted average debt maturity	13.4 years
Coverage Ratio*	122%

* Estimate of average ratio of Rental Income to Debt Service for 2006/7 financial year.

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Fitch
Class A2 4.482% Bonds 2030	258	AAA/AAA
Class M1 Floating Rate Bonds 2030	83	AA/AA
Class B2 5.270% Bonds 2030	240	A/A
Class B3 5.578% Bonds 2030	49	A/A
Class C1 Floating Rate Bonds 2030	70	BBB/BBB
Class D1 Floating Rate Bonds 2030	53	BBB/BBB
Total	**753**	

Meadowhall

On 5 December 2001 Meadowhall CMR Finance PLC, a special purpose vehicle, issued £825m of Bonds supported by the cash flows of the Meadowhall Shopping Centre, Sheffield. The proceeds of the issue were on-lent to a ring-fenced wholly-owned British Land subsidiary, MSC (Funding) PLC, in exchange for one tranche of secured and four tranches of unsecured notes, which are the obligations of the Group. The former are secured on the Meadowhall Shopping Centre and the latter are guaranteed by Meadowhall Shopping Centre Limited, the ring-fenced British Land subsidiary that owns the centre.

Following the successful realisation of additional income through rent reviews and new lettings at Meadowhall a £50m reserve tranche of bonds was issued on 14 April 2003.

Nominal outstanding	£858m
Valuation of securitised portfolio	£1,562m
Weighted average interest rate	5.53%
Weighted average debt maturity	17.7 years
Gross Coverage Ratio	133%*

* Source: 12 April 2006 Debt Service.

Details of the bonds and their ratings are shown in the following table:

Bond	Principal outstanding £m	Rating S&P/Fitch
Class A1 5.260% Bonds 2035	580	AAA/AAA
Class A2 Floating Rate Bonds 2013	35	AAA/AAA
Class B 5.793% Bonds 2035	158	A/A
Class C Floating Rate Bonds 2035	85	BBB/BBB
Total	**858**	

BL Universal PLC 6.75% First Mortgage Debenture Bonds

The 6.75% First Mortgage Debenture Bonds were originally issued by BL Universal PLC in March 1998. There are £100m of Bonds due 2011, and £200m of Bonds due 2020 outstanding.

The Group acquired the remaining 50% interest in BL Universal from its joint venture partner, GUS plc, in November 2003. This Company is now a ring-fenced subsidiary with no recourse to other companies or assets in the Group.

The secured properties are located in a wide number of locations throughout the UK. A full list of these properties is provided in the Investors section of the British Land website (www.britishland.com).

Funds and Joint Ventures

These are financed to meet the requirements of their individual business plans on a non-recourse basis. At 31 March 2006 the Group's share of their gross borrowings amounted to £1.2 billion (2005: £0.6 billion). Finance has been raised through syndicated secured bank facilities, securitisations and debentures. The secured bank facilities account for 49% of the debt and are all floating rate. The Scottish Retail Property Limited Partnership and Hercules Unit Trust have raised £430 million and £1 billion, respectively, via seven year floating rate securitisations. Over 90% of this debt is rated AAA. Transaction specific derivatives are employed to achieve the desired interest rate profile when floating rate debt is raised via bank facilities or securitisations. BL Davidson has £111 million of fixed rate debentures outstanding with maturities of between five and 15 years.

Recourse

As at 31 March 2006 recourse debt amounted to £1.7 billion (2005: £2.3 billion). Of this, £483m was raised through debentures with the balance from unsecured lenders. These lenders have recourse for repayment of these borrowings to the Group, including equity interests in non-recourse companies.

Debentures

The Group's debentures are secured against specific assets.

Debentures provide very long-term finance with no amortisation with the right to substitute properties from time to time, subject to meeting current income and capital tests. Mortgaged properties can be withdrawn from the security pools provided that tests relating to loan to value and interest cover are met. The Group is required to provide additional security if the loan to value and interest cover fall below certain levels.

8.875% First Mortgage Debenture Bonds 2035

The 8.875% First Mortgage Debenture Bonds 2035 were originally issued by the Company in September 1995. There are £250m of Bonds outstanding. The following properties are charged to secure the Bonds:

- Tollgate Centre, Colchester
- St. James Retail Park, Northampton
- Botley Road Retail Park, Oxford
- Eastgate Shopping Centre, Basildon
- Euston Tower, Regent's Place, London NW1
- Scottish and Newcastle Depot, Oldfield Lane, Greenford

9.375% First Mortgage Debenture Stock 2028

The 9.375% First Mortgage Debenture Stock 2028 was originally issued by the Company in April 1993. There is £200m of Stock outstanding.

The following properties are charged to secure the Stock:

- Portcullis House, Glasgow
- Primark Store, Kingston-upon-Hull
- 2 Moorfields, Liverpool
- 51 Eastcheap, London EC3
- Triton Square, Regent's Place, London, NW1
- Teesside Retail Park, Stockton-on-Tees
- Eldon House, London EC2
- Homebase, Willesden
- Homebase, Wrexham

During the year ended 31 March 2006, Auldhouse Retail Park, Glasgow was released from charge and sold by the Group.

Unsecured debt

Bank facilities

At 31 March 2006 available bank facilities amounted to £3,331m (2005: £2,481m) of which £2,282m (2005: £818m) was undrawn. All of these facilities are revolving and can be drawn/repaid at short notice, providing the Group with valuable operational flexibility. British Land maintains relationships with a large and diverse group of banks, reducing reliance on any particular lender. At 31 March 2006, 49 different financial institutions from 21 countries had provided finance to the Group via bilateral or syndicated facilities. Most facilities are for a term of five years, although a significant number can be extended if the lender consents. The Group has recently raised £225m seven-year bilateral finance. All the facilities are floating rate and British Land uses interest rate derivatives, which mainly take the form of interest rate swaps, to achieve the desired fixed versus floating interest rate profile.

6.30% Senior US Dollar Notes 2015 and
7.35% Senior US Dollar Notes 2007

British Land has $314m of US denominated unsecured notes. Both principal and interest have been swapped into Sterling. These notes, which had a term of 12 and 10 years at the date of issue, broaden the finance pool by providing access to US investors.

Principal features of unsecured debt

British Land operates a 'level playing field', providing unsecured lenders with a standard set of borrowing conditions. The financial covenants are:

a) a 70% maximum ratio for net unsecured borrowings to unencumbered assets.

For this purpose net unsecured borrowings exclude all secured and non-recourse debt, and unencumbered assets exclude assets subject to a security interest and other assets of non-recourse companies. Investments in joint ventures are also excluded; and

b) a 175% maximum ratio for net borrowings to adjusted capital and reserves.

In this case net borrowings include all Group borrowings, even where they are non-recourse.

As at 31 March 2006 these ratios stood at 26% (2005: 42%) and 73% (2005: 106%) respectively.

Ratio	31 March 2002	31 March 2003	31 March 2004	31 March 2005	**31 March 2006**
Net unsecured borrowings to unencumbered assets[1]	23%	45%	47%	42%	**26%**
Net borrowings to adjusted capital and reserves[2]	91%	103%	102%	106%	**73%**

Highest during the year to 31 March 2006: 51%[1]; 123%[2]

Although secured assets and other assets of non-recourse companies are excluded from unencumbered assets for the covenant calculations, unsecured lenders benefit from the surplus value of these assets above the related debt and from the free cash flow from these assets. During the year ended 31 March 2006 these assets generated £80m of surplus cash after payment of interest and debt amortisation. Based on current passing rents, a similar amount of such surplus cash is expected during the financial year to March 2007. Surplus cash is passed up to the Group on a quarterly basis.

In addition, while investments in joint ventures do not form part of unencumbered assets, profits generated by these ventures are regularly passed up to the Group. Refinancing of joint ventures, following increases in property valuations, provides an additional source of cash flow for the Group.

Long leases with upward only rent reviews create a strong income profile. The benefit to unsecured lenders is enhanced by the Group's interest rate risk management strategy. The following table shows the percentage of current net debt fixed in 1, 5 and 10 years' time. The relatively high proportion of fixed rate debt means a movement up or down of 1% (100 basis points) in market rates of interest results in an increase or reduction of the Group's annual interest charge of just £4m (0.7% of net rental income).

Net debt at 31 March 2006 – Profile of fixed and protected interest rates

	Year 1	Year 5	Year 10
	95%	95%	57%

Directors and Officers

The British Land Company PLC

• **Sir John Ritblat** (70) FRICS, Hon FRIBA Chairman
Sir John Ritblat became Managing Director of Union Property Holdings (London) Ltd in 1969, Managing Director of British Land in 1970 following the merger with Union and Chairman in 1971. He is the non-executive Chairman of Colliers CRE PLC. He is Chairman of the Board of Trustees of the Wallace Collection, Chairman of the Board of Governors of London Business School, and an Honorary Fellow and Member of the Council of The Royal Institution. He served on the Board of The British Library between 1995 and 2003, is Vice President of the Tennis & Rackets Association and President of Snowsport GB (formerly The British Ski & Snowboard Association). He is Deputy Chairman of the Royal Academy of Music.

*• **Sir Derek Higgs** (62) BA, FCA Deputy Chairman
Sir Derek Higgs joined British Land as a non-executive director in July 2000, became Deputy Chairman in March 2001 and was also Chairman of the Remuneration Committee until 30 September 2005. He was appointed as Chairman of Alliance & Leicester PLC in October 2005. He is also Chairman of Partnerships UK Plc and Bramdean Asset Management LLP, Deputy Chairman of Business in the Community and a non-executive director of Jones Lang LaSalle Inc. Until recently he was Senior Adviser in the UK to UBS Investment Bank and held non-executive directorships of Egg PLC and Allied Irish Banks, p.l.c. He is also a Pro-Chancellor of the University of Bristol and, amongst his charitable interests, has been a Trustee of The Textile Conservation Centre for 25 years. Sir Derek Higgs will retire at the Company's AGM on 14 July 2006.

■• **Stephen Hester** (45) BA Chief Executive
Stephen Hester joined British Land as Chief Executive in November 2004, from Abbey National plc. At Abbey he was Chief Operating Officer, having joined in May 2002 as Finance Director. For the previous 19 years he was at Credit Suisse First Boston, holding various Investment Banking roles until becoming Chief Financial Officer in 1996 then Global Head of the Fixed Income Division. Amongst other interests he is a trustee of The Royal Botanic Gardens, Kew Foundation.

■ **John Weston Smith** (74) MA, FCIS Chief Operating Officer
John Weston Smith joined British Land as Secretary in 1971 from N. M. Rothschild & Sons Limited and was appointed an executive director in 1973. He is Chief Operating Officer. Previously he was Joint General Manager of the Abbey National Building Society. John Weston Smith will retire at the Company's AGM on 14 July 2006.

• **Michael Cassidy** (59) CBE, BA, MBA Non-Executive Director
Michael Cassidy was appointed a non-executive director of British Land in 1996. He is a practising solicitor and consultant with DLA Piper and Chairman of Trinity Capital PLC. He is also President of the London Chamber of Commerce and Industry and Chairman of the Museum of London. He was formerly Chairman of the Policy and Resources Committee of the Corporation of London.

■ **Robert Bowden** (63) BSc, FRICS Property Investment Director
Robert Bowden, a former senior partner of Conrad Ritblat & Co. joined British Land in 1992 as head of property investment and acquisitions. He was appointed an executive director in 1997.

†• **Robert Swannell** (55) FCA Non-Executive Director
Robert Swannell became a non-executive director of British Land in 1999. He is Vice-Chairman of Citigroup Europe. He is a member of the Industrial Development Advisory Board of the Department of Trade and Industry. Until recently, he was also a member of the Regulatory Decisions Committee of the FSA.

■ **Graham Roberts** (47) BA, FCA Finance Director
Graham Roberts joined British Land in January 2002 as an executive director and was appointed Finance Director in March 2002. He was previously senior real estate partner at Andersen.

·†• **Dr Christopher Gibson-Smith** (60) BSc, PhD, MS
Senior Independent Non-Executive Director
Chris Gibson-Smith joined British Land as a non-executive director in January 2003. He is the Senior Independent Non-Executive Director and Chairman of the Remuneration Committee. He is Chairman of the London Stock Exchange, a Trustee of Arts and Business, a Trustee of London Business School and a director of Qatar Financial Centre Authority. Formerly he was a Group Managing Director of BP plc and until recently he was Chairman of National Air Traffic Services Limited, a non-executive director of Lloyds TSB Group plc and a Trustee of the Institute of Public Policy Research.

·†• **David Michels** (59) Non-Executive Director
David Michels was appointed a non-executive director of British Land in January 2003. Until earlier this year he was Group Chief Executive of Hilton Group plc. He is a non-executive director of Marks and Spencer Group PLC and Easyjet PLC and was previously a non-executive director of Arcadia Group plc. He is also President of the Hilton in the Community Foundation, Chairman of the British Hospitality Association and a Trustee of the Anne Frank Trust.

■ **Patrick Vaughan** (58) Executive Director
Patrick Vaughan joined British Land on 28 July 2005, following the acquisition of Pillar Property PLC. He was a member of Pillar's Executive Committee at the company's formation in 1991 and joined its Board as Chief Executive in July 1994. Patrick Vaughan will retire at the Company's AGM on 14 July 2006.

*• **Kate Swann** (41) Non-Executive Director
Kate Swann was appointed a non-executive director of British Land on 1 April 2006. She is Chief Executive of WH Smith PLC and a non-executive director of Lambert Howarth Group PLC. Before joining WH Smith PLC she had been Managing Director of Argos Ltd, within GUS plc, since 2000 and before that Managing Director of Homebase, within J Sainsbury PLC. She began her career in marketing at Tesco and went on to hold senior marketing roles with Homepride Foods, Coca-Cola and Dixons.

*†• **Lord Turnbull** (61) KCB, CVO Non-Executive Director
Andrew Turnbull was appointed a non-executive director of the Company on 1 April 2006. He retired in July 2005 as Secretary of the Cabinet and Head of the Home Civil Service, 2002-05. He was Permanent Secretary of HM Treasury, 1998-2004; and before that Permanent Secretary at the Department of the Environment, 1994-1998. He entered the House of Lords in 2005. He is also a non-executive director of Prudential PLC, Frontier Economics Ltd, and the Arup Group. He is a part-time Adviser to the London Partners of Booz Allen Hamilton.

Secretary
Anthony Braine LLB, FCIS

■ Member of the Executive Committee
* Member of the Remuneration Committee
† Member of the Audit Committee
• Member of the Nomination Committee

Recommended for Election

■ **Andrew Jones** (37) BSc (Hons), MRICS
Co-Head of Asset Management
Andrew Jones joined British Land in July 2005 after the Company's acquisition of Pillar Property PLC. He was appointed to the Executive Committee in August 2005. He will be recommended for election to the Board of the Company at the AGM on 14 July 2006. He joined Pillar in 1995, becoming an executive director in 2002 with responsibilities for Retail Park investment and asset management. At British Land he is a Co-Head of Asset Management, primarily responsible for the Company's UK Retail Property sector (including Retail Fund advisory roles).

■ **Tim Roberts** (41) BSc (Hons), MRICS
Co-Head of Asset Management
Tim Roberts joined British Land in 1997 and was appointed to the Executive Committee in August 2005. He will be recommended for election to the Board of the Company at the AGM on 14 July 2006. At British Land he was appointed Joint Head of Asset Management in 2002 with responsibilities including investment sales and purchases. Currently Co-Head of Asset Management he has responsibility over the Office and 'Other' sectors of the Company's portfolio. Before joining British Land he was a partner at Drivers Jonas, an Investment Agency.


"It is impossible for an Englishman
to open his mouth without
making some other Englishman
hate or despise him."
George Bernard Shaw

Unaudited information

The Remuneration Committee consists of: Dr Christopher Gibson-Smith, Sir Derek Higgs, David Michels, Lord Turnbull and Kate Swann. Sir Derek chaired the Committee until 30 September 2005, when Dr Gibson-Smith replaced him as chairman. Sir Derek will retire from the Board at the 2006 AGM. Lord Burns served on the Committee until his resignation from the Board on 30 September 2005. Lord Turnbull and Kate Swann were appointed to the Committee following their appointment to the Board on 1 April 2006.

The Remuneration Committee took advice during the year from Hewitt Bacon & Woodrow Limited ('Hewitt'), Sir John Ritblat, Stephen Hester and John Weston Smith. The Remuneration Committee appointed Hewitt as adviser to the Committee. Hewitt also acts as actuary to the British Land Group Final Salary Pension Scheme and gives advice on share scheme and personnel policy matters to the Company. The Committee has considered the potential conflict of interest, believes there is none and continues to monitor this position.

Statement of Company's policy on directors' remuneration

Directors' remuneration packages comprise a fixed part of basic salary and benefits; and an annual bonus and long-term incentive plan.

Following Stephen Hester's appointment as Chief Executive and the acquisition of Pillar Property PLC, the Committee has reviewed the Company's Remuneration Policy. This review has shown the need to update the policy to integrate the two companies and promote the Company's revised business strategy and objectives. As a result the Committee is proposing, for shareholder approval, two new share-based plans and an update of the existing long-term incentive plan rules.

(i) Remuneration policy review and proposals

British Land is an industry leader and a mid FTSE100 Company. Its goal is to manage the Company to achieve sustained outperformance for shareholders.

The business model is people light and asset heavy – it leverages the work, skill and judgement of a relatively small staff over a large value of efficiently financed assets. The strategy and business changes introduced in 2005 are designed to emphasise the 'human value added' in order to lift performance at the property level, whilst retaining efficient translation to profits and net asset value via financial and fiscal structure.

To accomplish British Land's performance goals and the shift in business model, the Company is engaged in a process of management renewal and culture change, targeting a high performance, open and meritocratic culture where its people are motivated individually and as a team to outperform competitors, subject to maintenance of quality and security overall.

Pay philosophy

It is important that pay policy reinforces the Company's goals providing strong incentives for exceptional Company, team and individual performance with significant upward and downward variability.

As well as motivation to perform, pay plays an important retention role and hence needs to be competitive with alternative employment. This is particularly so as British Land's demands on staff are rising and the surge in interest in property from elsewhere has put increasing scarcity value on proven performers.

It is also important to have strong alignment of management incentives with goals that matter to British Land's shareholders and with shareholder returns via share ownership.

Failure to incentivise, retain and align management with shareholders would make relative outperformance particularly difficult to achieve. Reflecting its goals, the policy is to set 'base' pay at norms consistent with the Company's FTSE position with appropriate variance for specialist positions, but to provide bonus and LTIP incentive levels that would move overall pay above median toward upper quartile if performance so merits.

Effects of the Pillar acquisition

Following the acquisition of Pillar and British Land's change of strategy and management approach (set out at the 2004/5 Year End Results), the Remuneration Policy and structures need to be revised to unite the two employee groups. An important part of the acquisition rationale was to speed management and cultural renewal. Pillar also brought with it a major fund management business whose economics depend on outperformance and whose investor base is keenly interested in management motivation and alignment.

Proposed pay structure

a) It is intended to operate a 'total remuneration' approach, flexibly interpreted. In particular this means taking account of salary differences and other benefits such as pension provision, when setting variable pay, bonus and long-term incentive awards.

b) The setting of clear and stretching Targets and Goals for the Company's key people is being *emphasised* together with their linkage to pay and career progression. This approach has been extended to all the Company's senior management staff.

c) The current salary approach, targeting around market median with exceptional performance to be rewarded via incentive pay is being maintained. It should be noted however that individual salaries may vary from median, based on a combination of hiring need and job specifics.

George Bernard Shaw 1856–1950
Photogravure, 1904, by Alvin Langdon Coburn

Shaw was the leading playwright of his generation; formidably intellectual, he was also a critic of art, music, drama and literature, a committed socialist and an influential member of the Fabian Society. Active as a dramatist even into his 90s, his plays included *Arms and the Man* (1894), *Candida* (1897), *Man and Superman* and *Major Barbara* (both 1905) and *Pygmalion* (1913), which last was filmed, improbably, as *My Fair Lady*. Shaw devoted much of his prodigious energy to the question of spelling reform (though preferring to write his own plays in shorthand) and funded the development of a new phonetic alphabet called Shavian. Surprisingly, it failed to gain widespread adoption.

d) British Land's bonus structure was well below Pillar's and has become uncompetitive in the wider market place. A key goal is to encourage high performance and having greater scope to differentiate via bonus is an important tool for the Company. Bonus 'potential' as a proportion of pay is therefore being increased with significant individual variability around seniority/functional norms, and set with performance and market data in mind.

e) In order to increase shareholder alignment it is proposed to introduce a matched share arrangement targeted at executive committee members (and, by invitation, other key senior contributors to the Company).

To provide shares against which to match, part of the annual bonus for participants will be delivered in the form of shares in the Company which must be held for a three-year period, to reinforce the focus on long-term Company performance.

f) The individual variability of Long-Term Incentive Plan awards to staff based on performance and potential is being increased, reducing Long-Term Incentive Plan awards overall, based on greater skewing toward key business contributors.

g) The cost to the Company of the British Land defined pension scheme is some 35-40% of salary, though research the Company has undertaken revealed that few individuals value it as highly. It is not planned to admit new employees to the British Land Final Salary Pension Scheme. Existing entitlements will be retained by the members, with freedom to transfer to a new Defined Contribution Scheme. Contributions to this scheme are at a flat rate of 15% of salary and paid by the Company. In certain circumstances it may be necessary to pay higher contributions when recruiting senior executives.

h) A new long-term incentive scheme is needed to replace CRISP, the Pillar long-term scheme which lapsed on acquisition. This needs to align the interests of the fund management executives (running the Company's external unit trusts) with the Funds' investors, of which British Land is also the largest. These executives will also be Long-Term Incentive Plan eligible but 80% of the value of any Long-Term Incentive Plan awards will be offset against the CRISP type incentives when paid.

i) A Minimum Shareholding Guideline is being introduced with approximately 175% of base salary to be held in vested shares by the Chief Executive and 125% for other executive directors. There is no set timescale required to reach the target but this should be achieved through the regular additions anticipated by bonus and Long-Term Incentive Plan awards. Shares cannot be sold until the target is reached (other than for 'tail-swallowing' to meet exercise price for options and tax due for options and performance shares) but no purchases are required either to reach the level or to respond to share price falls. The number/value of shares required as the target will be fixed once a year.

Impact on Director Compensation Structure
The above policy involves:

1. Raising the executive director bonus 'target' by 25% of salary to 65% and the ceiling to 110% but introducing payment of 33% of future bonuses in fully vested shares subject to a three year holding requirement. The Chief Executive's target is similarly raised by 25% to 90% with a new ceiling of 135%.

2. Introduction of the minimum shareholding requirement set out above for directors of approximately 125% of salary (175% for the Chief Executive).

3. Putting in place the CRISP replacement scheme available for fund management executives, subject to the Long-Term Incentive Plan offset. This may, from time to time, include one or more executive directors to the extent their responsibilities include Fund Management.

4. Introduction of a compulsory three year bonus deferral (payable in shares) on one third of directors' annual bonuses, plus a share matching scheme for that one third in shares with three year vesting and performance conditions.

Details of items 3 and 4 are more fully described in the 2006 AGM Notice of Meeting.

(ii) Basic salary and benefits

Basic salary and benefits in kind for each executive director are reviewed annually by the Remuneration Committee, taking account of the director's performance and responsibilities.

The Committee considers basic salary levels against two peer groups. For roles where corporate size and scope characteristics drive duties, basic pay levels and recruitment sources, a peer group of major UK companies across market sectors with a median market capitalisation comparable to British Land is used to establish basic salary levels.

For other posts, the Committee will look at pay levels at other organisations such as agents, fund managers or comparably sized support functions to match with roles of comparable speciality, scope and responsibility to those within British Land. This reflects the 'people light and asset heavy' business model, with the Company leveraging the work, skill and judgement of a head office staff of some 200 employees over a large asset base.

Basic salaries are targeted around the median of the relevant peer group in both cases. The Remuneration Committee commissions pay surveys from time to time to ensure pay is correctly positioned against the market. Appropriate increases are made to the base salary in order to reflect individual merit whilst remaining competitive with the market.

The total pay position is analysed by looking across each of the different elements of pay: basic salary, annual bonus awards, pension and long-term incentives. This provides the Committee with a total remuneration view rather than just the competitiveness of the individual pay elements and may vary widely to correspond to the need of the role and the performance delivered.

In using salary and other remuneration data the Committee is mindful against unnecessary ratcheting up the remuneration levels whilst properly incentivising performance and being able to attract and retain the best people. The Committee also has regard to economic factors, remuneration trends and the level of pay increases throughout the Company when determining directors' pay.

(iii) Annual incentive plan (prior to changes outlined in (i) above)

The annual incentive plan consists of a cash bonus payable to executive directors reflecting the individual's contribution to the Company during the preceding year and team performance.

The target award level for the Chief Executive was 65% of salary for 2004/5 (pro rata) and 2005/6, increasing to 75% for 2006/7 and thereafter with a normal maximum award of 100% of salary. Target award levels for the other executive directors were 40% of base salary for above satisfactory performance and 75% of salary for outstanding performance. The awards are not contractual and are not pensionable.

The Remuneration Committee's approach to setting bonuses is two-fold. Each individual's performance is considered in relation to the goals agreed for their specific areas of responsibility, such as:

- the success of purchases and sales
- the value added from development activity
- lettings and rent reviews
- financings obtained
- capital markets activities
- control over the Group's finances and accounts
- management of administrative services and human resources.

The Committee also considers team contributions made by each individual to overall corporate performance, using as external indicators:

- total return (share price and NAV based) relative to property majors and relevant indices
- rental growth from reviews and new lettings relative to ERV and sector norms
- operating costs as a percentage of rents and assets against prior year and property majors
- EPS relative to prior year, to forecast and to other property majors adjusting for any distorting items.

These factors are then aggregated by the Committee into individual bonus awards on a subjective basis, though supported by the objective individual data points. The Committee believes that it is not desirable to apply more rigid mathematical formula to bonus determination.

(iv) Long-term incentives

The Long-Term Incentive Plan (LTIP), approved by shareholders in 2003, following consultation with shareholders facilitated by the Association of British Insurers, permits either market value options o performance shares, which are similar to restricted shares, to b awarded, as may suit the Company from time to time. The optio section of the Plan comprises an Inland Revenue approved part an an unapproved part. The rules of the scheme require options to b valued at one third of a share. The Company has been advised tha options have a present value equivalent to approximately one quarter of the value of performance shares. A resolution will be put t the 2006 AGM to allow the valuation of options to be varied by th Remuneration Committee following changes to market condition and certified by external experts. Under the Plan, the Company ma award a maximum notional value of 150% of base salary i performance shares each year or the equivalent value of base salar in options each year (the latter under current estimations bein option grants over shares worth 600% of base salary). The annua limit will be set with both the options and performance share components of the Plan taken together. At least one-third of an award made each year has consisted of each of performance share and options, though this proportion may be varied between 0% an 100% at the discretion of the Remuneration Committee.

Grants made under the Plan are subject to a prescribe performance condition upon which the exercise of options and th vesting of performance shares will be contingent except that grant may be made without any performance condition if required t facilitate the recruitment of a new executive.

The performance condition attaching to options and share award measures the growth in the Company's net asset value per shar against the capital growth component of the Investment Propert Databank Annual Index, over a performance period of three year commencing the year in which the options and share awards ar granted. Growth in the Company's net asset value per share mus exceed that of the Index for a minimum proportion of the options to b exercised and/or performance shares to vest. The Company is geare while the index is not and therefore stretching out-performance i required for the entire award to vest. The downward move in propert yields relative to interest rates has in fact significantly increased th performance stretch required by this measure looking forward. Hewi undertakes the measurement of performance and submits a report t the Company showing the results for each specific award.

The performance hurdles are:

Percentage by which the average annual growth of British Land's Net Asset Value per share exceeds the average annual increase in the capital growth component of the Investment Property Databank Annual Index	Percentage vestin
5% or more	100
4% or more but less than 5%	80
3% or more but less than 4%	60
2% or more but less than 3%	40
1% or more but less than 2%	20
More than 0% but less than 1%	10
0% or less	0

The Committee reviews these performance conditions on a regula basis to ensure they are both sufficiently stretching and remai relevant to the Company's strategic objectives.

In light of the proposed introduction of Real Estate Investment Trusts into the UK, the 2006 AGM resolution will also give the Remuneration Committee discretion to make consequential changes to the Group's Long-Term Incentive Plan; this will include the discretion to exchange existing options outstanding for equivalent value performance shares and adjust NAV data for Plan purposes to remove the effect of any relevant one off financial or tax charges incurred on, or in anticipation of, conversion should British Land propose to convert to REIT status. Similarly the performance hurdles would be adjusted if justified to reflect the revised dividend requirement of REITs. It will also give the Remuneration Committee discretion to amend the performance target for extant Long-Term Incentive Plan awards where there are circumstances which have made the existing target unfair or impracticable. Any such changes would be reported in the next Remuneration Report.

The long-term incentive plans that have been used in the past are an Executive Share Option Scheme (ESOS) and a Restricted Share Plan (RSP). No further awards have been made under the ESOS or the RSP, following the adoption of the Long-Term Incentive Plan by shareholders at the 2003 Annual General Meeting.

Under the ESOS, market value options were granted at the discretion of the Committee. Options became exercisable after three years (or five years in certain cases), dependent on the performance target being met. The performance target, agreed following consultation with the Association of British Insurers and the National Association of Pension Funds, required growth in net asset value per share over a rolling three-year period equal to or exceeding the growth in the capital growth component of the Investment Property Databank Annual Index. No options have been granted under this scheme since 1996.

Under the RSP, executives and directors were granted provisional interests in securities of the Company that vest according to performance against a target, agreed following consultation with the Association of British Insurers and the National Association of Pension Funds. This target requires growth in net asset value per share over a rolling three-year period equal to or exceeding the growth in the capital growth component of the Investment Property Databank Annual Index. No awards have been made under this scheme since 2003. There is a stepped incentive scale in bands of achievement as follows:

Percentage by which the average annual growth of British Land's Net Asset Value per share exceeds the average annual increase in the capital growth component of the Investment Property Databank Annual Index	Relevant percentage to be applied to number of ordinary shares provisionally granted
5% or more	150%
4% or more but less than 5%	125%
3% or more but less than 4%	100%
2% or more but less than 3%	75%
1% or more but less than 2%	50%
0% or more but less than 1%	25%
Less than 0%	0%

Fixed/variable pay analysis

The following summarises the annual package and relative importance of its components for each executive director. The analysis uses methodology from Hewitt, common to their work with other major companies to derive the 'expected' value of variable compensation. This takes account of vesting periods and related performance conditions.

Chief Executive

Distribution of total "On Target" Annual Remuneration


17.2%
5.3%
40.8%
36.7%
Base salary
Bonus
Share matching plan
Long-term incentive plan

Executive Directors

Distribution of total "On Target" Annual Remuneration


19.4%
4.3%
46.3%
30.0%
Base salary
Bonus
Share matching plan
Long-term incentive plan

Performance graph

The graph below is prepared in accordance with The Directors' Remuneration Report Regulations 2002. It shows the Company's total return and that of the FTSE Real Estate Sector Total Return Index for the five years from 1 April 2001 to 31 March 2006.

The FTSE Real Estate Sector Index was chosen because that is where the shares of the Company are classified. Hewitt prepared the graph based on underlying data provided by Datastream.

The British Land Company PLC Total Return Index vs. FTSE Real Estate Sector Total Return Index for the period 1 April 2001 to 31 March 2006 (rebased as at 1 April 2001)


300
250
200
150
100
50
0
Apr 01
Apr 02
Apr 03
Apr 04
Apr 05
Mar 06
The British Land Company PLC
FTSE Real Estate Sector

Directors' contracts

The policy of the Company is to have service contracts with notice periods of one year. It is sometimes necessary when recruiting a new director to give a service contract with an initial term of longer than one year. In such circumstances it is the policy of the Company that the notice period should reduce to one year after an initial period of service.

The Company applies the principle of mitigation in the event of early termination of service contracts.

Stephen Hester has a service contract dated 26 July 2004 and Graham Roberts has a service contract dated 19 November 2001, both of which provide for one year's notice.

Patrick Vaughan has a service contract with Pillar Property Group Limited dated 1 July 1994, as amended by a side letter dated 8 August 2005. It provides for termination of employment to occur on 28 July 2006, or earlier on one month's notice from either party.

Sir John Ritblat, John Weston Smith and Robert Bowden do not have service contracts with the Company, as they have reached age 60. Mr Weston Smith will be retiring at the 2006 AGM. There are no arrangements in place for compensation in respect of salary, annual bonus and benefits in kind in the event of termination of these individuals' employment.

There are no further provisions for compensation payable on termination of service contracts of directors. There has been no compensation paid to departing directors during the year.

Nicholas Ritblat resigned from the Board on 31 August 2005. He has a consultancy agreement with the Company for twelv months thereafter, paying a salary of £20,000 per month. It als provided for a success payment equal to 0.1% of the consideratio received for the disposal of the Residential portfolio. Accordingl Nicholas Ritblat received £299,730 on 9 March 2006.

Chairman's remuneration

The divisions of responsibilities between the Chairman and Chie Executive, prepared in accordance with the provisions and goo practice guidelines of the Combined Code on Corporate Governanc have been set out in writing and approved by the Board. Thi included the transitional arrangements. Since this division c responsibilities Sir John Ritblat no longer participates in any futur grants under the Long-Term Incentive Plan. His salary for the year t 31 March 2007 will reflect the transition to the Chairman role.

Non-executive directors

The remuneration of the non-executive directors is a matter for th executive members of the Board. Their remuneration comprises standard director's fee, a fee for additional responsibilities and a attendance fee based on the number of meetings attended durin the year. The remuneration provided takes into account the level c responsibility, experience and abilities required and the marketplac for similar positions in comparable companies.

Audited information

Directors' emoluments

	Salary £	Annual bonus* £	Benefits £	**2006 Total (excluding pensions) £**	Salary £	Annual bonus £	Benefits £	2005 Tot (excludin pension
Sir John Ritblat	751,500	575,000	16,306	**1,342,806**	801,500	575,000	18,305	**1,394,80**
Sir Derek Higgs (non executive)	46,500			**46,500**	41,000			**41,00**
Stephen Hester	601,500	600,000	24,416	**1,225,916**	230,425	172,603	2,820	**405,84**
John Weston Smith	362,700	252,840	25,251	**640,791**	351,500	175,000	25,325	**551,82**
Nicholas Ritblat	173,625	65,000	9,035	**247,660**[1]	386,500	192,500	21,345	**600,34**
Michael Cassidy (non executive)	39,500			**39,500**	31,000			**31,00**
Robert Bowden	407,500	304,500	19,262	**731,262**	366,500	219,000	19,102	**604,60**
Robert Swannell (non executive)	45,500			**45,500**	31,000			**31,00**
Lord Burns (non executive)	24,500			**24,500**[2]	41,000			**41,00**
Graham Roberts	331,500	231,000	27,037	**589,537**	301,500	180,000	24,902	**506,40**
David Michels (non executive)	49,000			**49,000**	33,500			**33,50**
Dr Christopher Gibson-Smith (non executive)	46,000			**46,000**	36,500			**36,50**
Patrick Vaughan	265,250	224,279	11,301	**500,830**[3]				
	3,144,575	**2,252,619**	**132,608**	**5,529,802**	**2,651,925**	**1,514,103**	**111,799**	**4,277,82**

[1] To 31 August 2005, date of cessation of office.

[2] To 30 September 2005, date of cessation of office.

[3] From 28 July 2005, date of appointment.

Emoluments do not include distributions arising from share plan interests.

Robert Bowden's basic salary was adjusted to reflect his increased property responsibilities on the transition of the Chairman from an executive role and the Group's increased property activities.

Graham Roberts' basic salary was adjusted to bring it in line with the market median and in recognition of the increasing responsibility and requirements within the finance function.

Benefits in kind include company car, car allowance, private medical insurance and permanent health insurance.

* Bonus payments to executive directors for 2005/6 averaged 79% of salary compared to the 'on target' and maximum levels described on page 59. These bonus levels were individually set reflectin high levels of successful business activity during the year, leading to substantial outperformance for shareholders, very strong (and above trend) financial results, and the related strong performanc of individuals against their specific responsibilities. In each case both the Company results and individuals' contributions were assessed to have beaten the targets agreed by the Remuneratio Committee at the start of the year. The measures used for bonus determination are set out on page 59 of the Remuneration Report. The accomplishments relative to these measures are set out full elsewhere in the Annual Report where the activities of the Company in 2005/6 are described.

Sir John Ritblat is non-executive Chairman of Colliers CRE PLC and retained earnings from that position of £61,471 for the year to 31 December 2005 (2004: £66,398).

Pension related payments to Stephen Hester, Nicholas Ritblat, Graham Roberts and Patrick Vaughan are shown in the Directors' pension benefits for the year ended 31 March 2006, below.

Directors and their interests in share and loan capital

Beneficial interests of the directors in the share and loan capital of the Company.

	Fully paid ordinary shares		Co-Investment Share Plan		Recruitment Award		Options over ordinary shares: Rollover Options		Options over ordinary shares: Sharesave Scheme	
	31 March 2005	**31 March 2006**	31 March 2005	**31 March 2006**	31 March 2005	**31 March 2006**	31 March 2005	**31 March 2006**	31 March 2005	**31 March 2006**
Sir John Ritblat	3,121,787	**3,595,891**							1,954	**1,954**
Sir Derek Higgs	8,931	**9,582**								
Stephen Hester	77,150	**125,181**	61,957	**61,957**	36,671					
John Weston Smith	151,806	**177,676**							3,358	**3,358**
Nicholas Ritblat	297,593	**339,935**[1]							2,550	[1]
Michael Cassidy	3,500	**2,000**								
Robert Bowden	122,541	**173,504**							1,462	**1,462**
Robert Swannell	3,750	**3,750**								
Lord Burns	5,025	**5,380**[2]								
Graham Roberts	58,133	**100,747**							2,550	**2,550**
David Michels	2,059	**4,424**								
Dr Christopher Gibson-Smith	7,804	**10,535**								
Patrick Vaughan	[3]						[3]	**190,662**		

	Options over ordinary shares: 1984 Option Scheme		Options over ordinary shares: Long-Term Incentive Plan		Long-Term Incentive Plan Performance Shares		Rights under Restricted Share Plan Ordinary Shares	
	31 March 2005	**31 March 2006**	31 March 2005	**31 March 2006**	31 March 2005	**31 March 2006**	31 March 2005	**31 March 2006**
Sir John Ritblat	295,783		630,058	**630,058**	210,018	**210,018**	132,075	
Sir Derek Higgs								
Stephen Hester			169,596	**323,529**	56,532	**107,843**		
John Weston Smith	150,283		275,650	**275,650**	91,882	**91,882**	56,603	
Nicholas Ritblat	59,201	**59,201**[1]	261,382	**117,098**[1]	87,127	**39,032**[1]	47,169	[1]
Michael Cassidy								
Robert Bowden	103,450		247,124	**316,565**	82,374	**128,668**	56,603	
Robert Swannell								
Lord Burns								
Graham Roberts			200,787	**285,450**	66,929	**95,150**	47,169	
David Michels								
Dr Christopher Gibson-Smith								
Patrick Vaughan								

[1] On 31 August 2005, date of cessation of office.

[2] On 30 September 2005, date of cessation of office.

[3] On 28 July 2005, date of appointment to office.

On 11 April 2006 Sir Derek Higgs was allotted 120 fully paid ordinary 25p shares, Dr Christopher Gibson-Smith was allotted 478 shares and David Michels was allotted 401 shares, all in satisfaction of directors' fees for the quarter ended 31 March 2006. The shares allotted were priced at the middle market quotation at close of business on 5 April 2006, which was 1249p per share.

On 18 April 2006 Sir John Ritblat, John Weston Smith, Robert Bowden and Graham Roberts each purchased 9 ordinary 25p shares in the Company at a price of 1274p per share under the 'Partnership' element of the Company's Share Incentive Plan. Accordingly, they were each awarded 18 'Matching' ordinary shares of 25p in the Company, at a price of 1274p per share.

On 15 May 2006 Sir John Ritblat, John Weston Smith, Robert Bowden and Graham Roberts each purchased 10 ordinary 25p shares in the Company at a price of 1268p per share under the 'Partnership' element of the Company's Share Incentive Plan. Accordingly, they were each awarded 20 'Matching' ordinary shares of 25p in the Company, at a price of 1268p per share.

The aggregate amount of gains made by directors on the exercise of share options was £2,621,487 (2005: £18,055). The aggregate value of distributions to directors in relation to the Restricted Share Plan was £4,409,968 (2005: £5,122,980).

The middle market quotation for the ordinary 25p shares of the Company at the close of business on 31 March 2006 was 1241p. The highest and lowest middle market quotations during the year to 31 March 2006 were 1300p and 791p.

Directors' options and share plan interests by date of grant and exercise price

(i) 1984 Share Option Scheme

Beneficial interests of the directors under the Company's 1984 Share Option Scheme in ordinary shares of the Company.

				Sir John Ritblat		John Weston Smith		Nicholas Ritblat		Robert Bowden	
Date granted	Exercise price p	Earliest exercise date	Expiry date	1 April 2005	**31 March 2006**	1 April 2005	**31 March 2006**	1 April 2005	**31 August 2005***	1 April 2005	**31 March 2006**
23.01.96	394	23.01.99	22.01.06	132,418		60,092		11,244	**11,244**	103,450	
23.01.96	394	23.01.01	22.01.06	163,365		90,191		47,957	**47,957**		
				295,783		150,283		59,201	**59,201**	103,450	

* Date of cessation of office.

No options were granted to directors under the 1984 Share Option Scheme during the year.

On 25 July 2005 Sir John Ritblat exercised his option over 295,783 shares and John Weston Smith exercised his option over 75,000 shares, all at an option price of 394p per share. The middle market quotation on 25 July 2005 was 856p per share. Sir John Ritblat continues to hold these shares, realising a notional gain of 462p per share. John Weston Smith sold these shares on the day of exercise, at a price of 860p per share, realising a gain of 466p per share.

On 2 September 2005 John Weston Smith exercised his option over 75,283 shares, at an option price of 394p per share. The middle market quotation on the date of exercise was 900p per share. The shares were sold on the day of exercise at a price of 898p per share, realising a gain of 504p per share.

On 5 September 2005 Nicholas Ritblat exercised his options over 30,000 shares, at an option price of 394p per share. The middle market quotation on the date of exercise was 909.5p per share. The shares were sold on the day of exercise at a price of 909.5p per share, realising a gain of 515.5p per share.

On 15 September 2005 Robert Bowden exercised his option over 103,450 shares, at an option price of 394p per share. The middle market quotation on the date of exercise was 899.5p per share. The shares were sold on the day of exercise at a price of 902.5p per share, realising a gain of 508.5p per share.

On 27 September 2005 Nicholas Ritblat exercised his option over 29,201 shares, at an option price of 394p per share. The middle market quotation on the date of exercise was 905.5p per share. The shares were sold on the day of exercise at a price of 908p per share, realising a gain of 514p per share.

The performance target required the Company's average annual Net Asset Value Growth over three years to equal the average annual increase over three years in the capital growth component of the Investment Property Databank Annual Index.

(ii) Sharesave Scheme

Beneficial interests of the directors under the Company's Sharesave Scheme in ordinary shares of the Company.

				Sir John Ritblat		John Weston Smith		Nicholas Ritblat		Robert Bowden		Graham Roberts	
Date granted	Exercise price p	Earliest exercise date	Expiry date	1 April 2005	**31 March 2006**	1 April 2005	**31 March 2006**	1 April 2005	**31 August 2005***	1 April 2005	**31 March 2006**	1 April 2005	**31 March 2006**
01.03.04	472	01.03.07	31.08.07	1,954	**1,954**								
01.03.04	472	01.03.09	31.08.09			3,358	**3,358**						
22.12.04	648	01.03.08	31.08.08							1,462	**1,462**		
22.12.04	648	01.03.10	31.08.10					2,550				2,550	**2,550**
				1,954	**1,954**	3,358	**3,358**	2,550		1,462	**1,462**	2,550	**2,550**

* Date of cessation of office.

The directors' participation in the Company's Sharesave scheme, which is not subject to performance criteria, is considered appropriate because the scheme is open to all employees with over 18 months of service. No options were granted to or were exercised by directors under the Sharesave Scheme during the year. 2,550 options granted to Nicholas Ritblat on 22 December 2004 lapsed on his cessation of office.

(iii) Restricted Share Plan

Beneficial interests of the directors under the Company's Restricted Share Plan in the ordinary shares of the Company.

	Sir John Ritblat	John Weston Smith	Nicholas Ritblat	Robert Bowden	Graham Roberts
23.07.02 Grant	132,075	56,603	47,169	56,603	47,169
25.07.05 Grant*	66,037	28,301	23,584	28,301	23,584
25.07.05 Release*	(198,112)	(84,904)	(70,753)	(84,904)	(70,753)
31.03.06 Total**					
Distribution in year to 31.03.06***	£1,715,004	£734,992	£612,490	£734,992	£612,490
Distribution in year to 31.03.05	£1,652,993	£825,087	£823,684	£825,087	£996,129

* These items represent the vesting of the awards made on 23 July 2002 at 150% of their original value on outperformance of the target set. The middle market quotation of the ordinary 25p shares of the Company on 23 July 2002 was 530p per share.

** Except for Nicholas Ritblat, whose total is at 31 August 2005, date of cessation of office.

*** The amounts distributed in the year to 31 March 2006 represent the market value of the grant which vested on 25 July 2005 together with dividends arising on the beneficial interests for the year ended 31 March 2006. On release John Weston Smith sold 59,904 shares, Robert Bowden sold 34,811 shares, Nicholas Ritblat sold 29,009 shares and Graham Roberts sold 29,009 shares, all at a price of 858.4072p per share. The middle market quotation of the ordinary 25p shares of the Company on 25 July 2005 was 856p per share.

The performance target compares the Company's average annual Net Asset Value Growth over three years against the average annual increase over three years in the capital growth component of the Investment Property Databank Annual Index (see page 20).

(iv) Long-Term Incentive Plan

Beneficial interests of the directors under the Company's Long-Term Incentive Plan in the ordinary shares of the Company.

Options

				Sir John Ritblat		Stephen Hester		John Weston Smith		Nicholas Ritblat		Robert Bowden		Graham Roberts	
Date granted	Exercise price p	Earliest exercise date	Expiry date	1 April 2005	**31 March 2006**	1 April 2005	**31 March 2006**	1 April 2005	**31 March 2006**	1 April 2005	**31 August 2005***	1 April 2005	**31 March 2006**	1 April 2005	**31 March 2006**
25.09.03	502	25.09.06	24.09.13	358,565	**358,565**			156,872	**156,872**	130,726	**84,166**	123,256	**123,256**	98,978	**98,978**
28.05.04	663	28.05.07	27.05.14	271,493	**271,493**			118,778	**118,778**	130,656	**32,932**	123,868	**123,868**	101,809	**101,809**
29.11.04	796	29.11.07	28.11.14			169,596	**169,596**								
31.05.05	877	31.05.08	30.05.15				**153,933**						**69,441**		**84,663**
				630,058	**630,058**	169,596	**323,529**	275,650	**275,650**	261,382	**117,098**	247,124	**316,565**	200,787	**285,450**

Performance Shares

Date granted	Sir John Ritblat 1 April 2005	**31 March 2006**	Stephen Hester 1 April 2005	**31 March 2006**	John Weston Smith 1 April 2005	**31 March 2006**	Nicholas Ritblat 1 April 2005	**31 August 2005***	Robert Bowden 1 April 2005	**31 March 2006**	Graham Roberts 1 April 2005	**31 March 2006**
25.09.03	119,521	**119,521**			52,290	**52,290**	43,575	**28,055**	41,085	**41,085**	32,993	**32,993**
28.05.04	90,497	**90,497**			39,592	**39,592**	43,552	**10,977**	41,289	**41,289**	33,936	**33,936**
29.11.04			56,532	**56,532**								
31.05.05				**51,311**						**46,294**		**28,221**
	210,018	**210,018**	56,532	**107,843**	91,882	**91,882**	87,127	**39,032**	82,374	**128,668**	66,929	**95,150**

* Date of cessation of office.

On cessation of office the interests that Nicholas Ritblat held under the Long-Term Incentive Plan vested, subject to the attainment of the performance condition measured over the relevant shorter period and to a pro rata reduction in respect of the period from date of grant to date of cessation of office. Accordingly, 28,055 performance shares and options over 84,166 shares granted on 25 September 2003 vested and 10,977 performance shares and options over 32,932 shares granted on 28 May 2004 vested, with the remainder lapsing. On 31 May 2005 Nicholas Ritblat was awarded 35,559 performance shares and options over 106,676 shares, all of which lapsed.

On 4 November 2005 Nicholas Ritblat exercised his option over 32,932 shares, at an option price of 663p per share. The middle market quotation on the date of exercise was 938.5p per share. The shares were sold on the day of exercise at a price of 931p per share, realising a gain of 268p per share.

On 17 November 2005 Nicholas Ritblat exercised his option over 34,166 shares, at an option price of 502p per share. The middle market quotation on the date of exercise was 1013.5p per share. The shares were sold on the day of exercise at a price of 1001p per share, realising a gain of 499p per share.

On 14 February 2006 Nicholas Ritblat exercised his option over 50,000 shares at an option price of 502p per share. The middle market quotation on the date of exercise was 1198p per share. The shares were sold on the day of exercise at a price of 1191.5p per share, realising a gain of 689.5p per share.

The performance target compares British Land's average annual Net Asset Value Growth over three years against the average annual increase over three years in the capital growth component of the Investment Property Databank Annual Index (see page 20).

Upon vesting, shares are transferred out of the British Land Share Ownership Plan (the Trust), a discretionary trust established to facilitate the operation of the incentive schemes. The trustees of the Trust purchase the Company's ordinary shares in the open market and rights to dividends on shares held by the Trust under the Restricted Share Plan are payable in accordance with their awards to employees. Dividends under the Long-Term Incentive Plan are retained by the Trust and are payable to employees only on the vesting of the employee's performance shares.

(v) Recruitment awards

In connection with the recruitment of Stephen Hester and to compensate him for loss of previous benefits the Company has made one-off grants as follows:

Co-Investment Share Plan – On 29 November 2004, Stephen Hester was awarded 61,957 shares under the Co-Investment Share Plan. These shares conditionally vest on their third anniversary of grant provided he remains in employment. This award was conditional on the prior acquisition by Stephen Hester of a matching number of shares and requires those shares' subsequent retention for a three year period.

Recruitment Award Agreement – On 29 November 2004, Stephen Hester was awarded 36,671 shares which vested one year after joining the Company, provided that he remained in employment. These shares were released on 14 November 2005 following completion of one year's employment. The middle market quotation of the ordinary 25p shares of the Company on 14 November 2005 was 970.5p per share.

(vi) Rollover options

On 17 August 2005 Patrick Vaughan was granted options over 190,662 shares at an option price of 387.4p per share, exercisable between 28 July 2006 and 23 August 2008. These options were granted in consideration for the surrender by Patrick Vaughan of options over 192,000 ordinary 10p shares of Pillar Property PLC, following the completion of the acquisition of Pillar by British Land on 28 July 2005. The terms of the option exchange were established by reference to the respective market values of British Land and Pillar shares on 27 July 2005.

Directors' pension benefits for the year ended 31 March 2006

Two executive directors, Nicholas Ritblat and Graham Roberts, earned pension benefits in schemes sponsored by the Company during the year. Stephen Hester receives a sum equal to 35% of his basic salary in lieu of pension contributions, which for the year amounted to £210,000 (2005: £80,649). The Company contributes a sum equal to 15% of Patrick Vaughan's basic salary to his individual 'money purchase' pension scheme. For the period from appointment to 31 March 2006 this amounted to £39,656.

Graham Roberts' benefits from the tax-approved scheme are restricted and he is therefore entitled to benefit from the Company's Funded Unapproved Retirement Benefit Scheme (FURBS). The benefits provided by the FURBS are defined lump sums.

Non-executive directors do not participate in any Company sponsored pension arrangement.

Since the Directors' Remuneration Report Regulations 2002 came into force, company accounts are subject to two sets of disclosure requirements in relation to directors' pensions rather than one. The extended Companies Act 1985 requirements have to be observed in addition to, not in place of, the current UK Listing Authority requirements. The requirements differ slightly and these Regulations are expected to remain in force for the time being. The three tables shown below provide the details of directors' pensions necessary to satisfy the two sets of requirements.

Companies Act 1985 Disclosure Requirements

The British Land Group of Companies Pension Scheme	Age at year end	Additional pension earned during the year £ pa	Accrued pension entitlement at year end £ pa	Transfer value of accrued pension at start of year £	Transfer value of accrued pension at year end £	Increase in transfer value less director's contributions paid during the year £
N S J Ritblat**	44	10,500	138,000	1,265,600	1,650,600	385,000
G C Roberts	47	3,900	15,000	126,900	204,100	77,200

The British Land Unapproved Retirement Benefits Plan (FURBS)	Age at year end	Increase in accrued FURBS lump sum entitlement during the year £	Total accrued FURBS lump sum entitlement at year end £	Transfer value of accrued FURBS lump sum at start of year £	Transfer value of accrued FURBS lump sum at year end £	Increase in transfer value less director's contributions paid during the year £
G C Roberts	47	163,000	531,000	235,800	382,300	146,500

* See note (3b)

** Nicholas Ritblat left pensionable service on 31 August 2005. The increases in his accrued pension are for the period 1 April 2005 to 31 August 2005. The transfer values of his accrued pension at his date of leaving have been valued as at 31 August 2005 using assumptions based on market conditions as at 31 March 2006.

UK Listing Authority Disclosure Requirements

	Age at year end	Increase in accrued pension during the year (in excess of inflation) £ pa	Total accrued pension entitlement at year end £ pa	Transfer value of additional pension earned less director's contributions paid during the year* £	Increase in accrued FURBS lump sum entitlement during the year (in excess of inflation) £	Total accrued FURBS lump sum entitlement at year end £	Transfer value of additional FURBS lump sum earned less director's contributions paid during the year* £	Premiums paid in respect of life cover £
N S J Ritblat**	44	7,000	138,000	84,000	–	–	–	1,879
G C Roberts	47	3,600	15,000	49,300	163,000	531,000	117,400	5,076

*See note (3b)

**Nicholas Ritblat left pensionable service on 31 August 2005. The increases in his pension are for the period 1 April 2005 to 31 August 2005. They have been valued at 31 August 2005 usin assumptions based on market conditions as at 31 March 2006.

Notes

1 The total accrued annual pension and FURBS lump sum entitlement shown are those that would be paid on retirement at age 60 based on service to the end of the year.

2 Members of the Scheme have the option to pay Additional Voluntary Contributions. Neither the contributions nor the resulting benefits are included in the above table.

3 The following is additional information relating to directors' pensions for those included in the above table:

Tax-approved Scheme

a Normal retirement age for pension arrangements is age 60.

b Members of the Scheme were not required to pay contributions during the year.

c Retirement may take place at any age after 50 subject to the consent of both the Company and the Trustees of the Scheme. Pensions are reduced to allow for their earlier payment.

d On death in service, the Scheme provides a capital sum equal to four times salary and a spouse's pension of two-thirds of the member's prospective pension at age 60. If a Member is entitled to a deferred pension, a spouse's pension of two-thirds of the member's accrued pension is payable on death before or after retirement. These pensions are paid throughout the spouse's lifetime or until the youngest child reaches age 18 (or age 23 if in full time education), if later.

e Pensions are guaranteed to increase each year in line with the increase in the Retail Prices Index (RPI) subject to a maximum of 5%. The Trustees may grant additional discretionary increases subject to the consent of the Company. Statutory increases apply to pensions during deferment.

f The transfer values have been calculated on the basis of actuarial advice in accordance with Actuarial Guidance Note GN11.

g Transfer value calculations allow for discretionary pension increases such that, in aggregate, pension increases in line with increases in the RPI are valued.

FURBS

a Normal retirement age for pension arrangements is age 60.

b Retirement may take place at any age after 50 subject to the Company's consent. Benefits are reduced to allow for their earlier payment.

c On death in service, top up lump sums are provided so that, in aggregate, the beneficiary receives broadly the same value of benefits (net of tax) as if the earnings cap did not apply. On death in deferment, if a spouse's or dependant's pension is payable from the tax-approved scheme a lump sum of two-thirds of the member's accrued lump sum is also payable.

d In deferment accrued lump sums are increased in line with statutory increases on pensions in deferment.

This report was approved by the Board on 1 June 2006.

C. L. Gibson Smith.

Dr C Gibson-Smith Chairman of the Remuneration Committee

James Keir Hardie 1856–1915
Silver print, 1903, by John Furley Lewis

Keir Hardie was one of the greatest orators Parliament has ever known, and until such things were abolished in the 1990s he was a role model for aspiring socialist politicians. His credentials were impeccable – the illegitimate son of a servant, born in a one-roomed cottage, no formal education, worked in the mines as soon as he was old enough (seven). In 1880 he led a strike of Lanarkshire miners that catapulted him into trade unionism and radical journalism. By 1892, he was the country's first socialist MP; the following year he became chairman of the Independent Labour Party; from 1906 to 1908 he led the newly formed Parliamentary Labour Party. The road to Westminster and beyond was an awful' lang hike for the laddie from Legbrannock.


"From his childhood onwards this boy will be surrounded by sycophants and flatterers.... In due course, following the precedent which has already been set, he will be sent on a tour of the world and probably rumours of a morganatic marriage alliance will follow, and the end of it will be the country will be called upon to pay the bill." James Keir Hardie
Opposing a motion congratulating Queen Victoria on the birth of the future Edward VIII
1903.

Corporate Governance

Statement of compliance with the Code of Best Practice

The Company has complied throughout the year with the Provisions of the Code of Best Practice and the Principles of Good Governance set out in section 1 of the Combined Code.

Board effectiveness

The directors listed on pages 54 and 55 constituted the Board throughout the year, except that Nicholas Ritblat and Lord Burns retired from the Board on 31 August 2005 and 30 September 2005 respectively. The Board is responsible for the strategy and effective control and management of the Group. There is a written division of responsibilities at the head of the Company between the Chairman and Chief Executive, which has been approved by the Board. There is a formal schedule of matters specifically reserved for Board approval, which includes approval of the annual and interim accounts, the approval of authority levels below the Board and material acquisitions, disposals and financing arrangements. The Board delegates authority to the Approvals Committee of the Board, which consists of the executive directors of the Company, in respect of certain transactions within defined, limited parameters. The Board has a regular schedule of meetings together with further meetings as required by the ongoing business of the Company. The executive directors and senior executives who comprise the Executive Committee meet weekly, chaired by the Chief Executive, to deal with the ongoing management of the Group.

The Chairman of the Board and individual directors meet regularly, outside formal Board meetings, as part of each director's continuing contribution to delivery of the Company's strategy and superior returns for shareholders. This process also allows for open two-way discussion about the effectiveness of the Board, its committees and individual directors, both executive and non-executive. By this means the Chairman is continuously aware of the views of individual directors and can act as necessary to deal with any issues relating to Board effectiveness before they can become a risk to the Company.

There is a strong and independent non-executive element on the Board as shown by the details of directors on pages 54 and 55.

BL Board performance evaluation

In 2005, a formal Board Performance Appraisal process was introduced with each director giving detailed input annually, the results of which are considered by the Chairman, Senior Independent Non-Executive Director and Board as appropriate and relevant consequential changes made.

The Senior Independent Non-Executive Director discusses the performance of the Chairman with other directors annually, or more frequently as necessary.

Committees of the Board

The Board has established Audit, Remuneration and Nomination Committees which operate within defined terms of reference, which are made available on the Company's website www.britishland.com, and their minutes are circulated to the Board.

Attendance at Board or Committee meetings during the year to 31 March 2006
(where '–' is shown, the director listed is not a member of the Committee)

Name	Board	Nomination Committee	Audit Committee	Remuneration Committee
Sir John Ritblat	6	1	–	–
Sir Derek Higgs	6	1	–	3
Stephen Hester	6	1	–	–
John Weston Smith	6	–	–	–
Nicholas Ritblat	2*	–	–	–
Michael Cassidy	6	1	–	–
Robert Bowden	6	–	–	–
Robert Swannell	6	1	3**	–
Lord Burns	3†	–†	1†	1†
Graham Roberts	6	–	–	–
Dr Christopher Gibson-Smith	4	–	3	3
David Michels	6	1	4	3
Patrick Vaughan	3‡	–	–	–
No. of meetings during the year	**6**	**1**	**4**	**3**

* Two meetings held during Board membership to 31 August 2005.
** Three meetings held since appointment to Committee on 1 October 2005.
† Three Board, no nomination committee, one audit committee and one remuneration committee meeting held during Board membership to 30 September 2005.
‡ Four meetings held since appointment to Board on 28 July 2005.

The Audit and Remuneration Committees are entirely composed of independent non-executive directors. Sir Derek Higgs is Deputy Chairman; he was also Chairman of the Remuneration Committee until 30 September 2005, when he retired from that post and Dr Christopher Gibson-Smith was appointed. Dr Christopher Gibson-Smith is the Senior Independent Non-Executive Director. Robert Swannell is Chairman of the Audit Committee replacing Lord Burns who stepped down on 30 September 2005.

Nomination Committee

The Nomination Committee's responsibilities include making recommendations to the Board on all new Board appointments and succession planning. It consists of the seven non-executive directors together with Sir John Ritblat and Stephen Hester. Sir John Ritblat is Chairman of the Nomination Committee, replacing Dr Christopher Gibson-Smith who stepped down on 30 September 2005.

During the year the Nomination Committee conducted a search, with the assistance of consultants, to recruit two new non-executive directors to replace Lord Burns and Sir Derek Higgs. In consequence, Lord Turnbull and Kate Swann were appointed to the Board on 1 April 2006.

The Nomination Committee during the year has also considered, *inter alia*, the constituency of the Board's committees; the renewal of non-executive directors' letters of appointment; and management development and succession, and the nomination of Andrew Jones and Tim Roberts for appointment to the Board at this year's Annual General Meeting.

Remuneration policy and Committee

Details of the Group remuneration policy are set out in the Remuneration Report on pages 57 to 66.

Rotation of directors

Under the Articles of Association of the Company, each director retires at the third annual general meeting after the general meeting at which he was last elected.

Non-executive directors

The Board considers that Sir Derek Higgs, Michael Cassidy, Robert Swannell, David Michels, Dr Christopher Gibson-Smith, Kate Swann and Lord Turnbull are independent non-executive directors. In making this determination the Board has considered whether each director is independent in character and judgement and whether there are relationships or circumstances which are likely to affect, or could affect, the director's judgement. The Board believes that it is evident from consideration of the non-executive directors' biographies detailed on pages 54 and 55 that they are of the integrity and stature to perform their roles of independent non-executive directors.

The Board has considered Sir Derek Higgs' position at Jones Lang LaSalle and noted that i) this is not an executive position; ii) Sir Derek declares an interest and is neither involved at Jones Lang LaSalle in the decision-making process regarding Jones Lang LaSalle's services to British Land, nor does he participate in any such discussions at British Land; and iii) the fees paid by British Land to Jones Lang LaSalle have been at all times immaterial in size, amounting to considerably less than 1% of British Land's turnover.

Notwithstanding that Michael Cassidy has served on the Board for ten years, the Board does not consider that, given his integrity and stature, this affects his independence. Further, in the interests of achieving a smooth Board transition and given the number of recent Board appointments and departures, the Board has asked Michael Cassidy to extend his service until 2007 during which calendar year he will retire from the Board. Accordingly Michael Cassidy is proposed for a one year re-election by shareholders.

The terms and conditions of appointment of non-executive directors are available for inspection at the Company's registered office and at the Annual General Meeting.

Internal Control

The directors are responsible for the maintenance of a sound system of internal control. The Board continues to apply the internal control provisions of the 2003 FRC Combined Code through a continuous process for identifying, evaluating and managing the significant risks the Group faces. The process has been in place throughout the year, from the start of the year to the date of approval of this report and the Group has been in compliance with the code provisions set out in Section 1 of the 2003 FRC Combined Code on Corporate Governance. The Board is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Group applies two fundamental control principles:

- a defined schedule of matters reserved for decision by the Board; and
- a detailed authorisation process which ensures that no commitments are entered into without competent and proper authorisation by more than one approved executive.

In compliance with the provisions of the Combined Code, the Board continuously reviews the effectiveness of the Group's system of internal control. The key risks that the Group faces and features of the internal control system that operated throughout the period covered by the accounts are described below:

Identification and evaluation of commercial risks and related control objectives

British Land has undertaken a comprehensive risk assessment, which has identified over 50 individual risks that affect the Group. The responsibility for management of each key risk has been clearly identified and delegated by the Board to specific executive directors and senior executives within the Group. The executive directors have close involvement with the day-to-day operational matters of the Group. In addition to the main Board of directors, there are operational boards which are responsible for specific areas of the Group's activities.

These include:

- group management and operations;
- management of property assets;
- management of development activities; and
- financing activities.

The Board and the operational boards consider the risk implications of business decisions. These include matters such as new treasury products and major transactions. The control environment is supported by the various committees of the Board and the operational boards, including the Audit Committee, the Corporate Responsibility Committee and the Derivatives Committee. The way each risk is managed within the Group is considered at least annually by the executive directors and the Audit Committee. The Group reassesses these risks on a regular basis to ensure that any risk arising from changes in the Group's operations or the external environment are identified and appropriately managed.

In order to provide relevant and timely information to the executives with responsibility for managing risks, the Group has the following key information systems which generate reports as follows:

- a management reporting system which includes regular working capital reports and forecasts;
- operational reporting on property purchases, sales and portfolio management; and
- regular reporting to the Board on financial and treasury matters.

Monitoring

The Audit Committee meets regularly throughout the year and has reviewed the Group's internal controls. The Audit Committee has agreed a schedule of internal audit reviews of various of the Group's processes and controls to be undertaken, and has reviewed the results of those reviews already completed. The Head of Internal Audit reports directly to the Audit Committee. During the year, further Internal Audit resources and an Internal Audit Charter were approved.

Investor Relations

The directors place considerable importance on maintaining open and clear communication with investors. The Company's Investor Relations department is dedicated to facilitating communication with shareholders. The Company has an ongoing programme of dialogue and meetings between the executive directors and its shareholders where a wide range of relevant issues including strategy, performance, the market, management and governance are discussed within the constraints of the information already known to the market. In addition, the Company undertakes regular roadshows to the US, Scotland and the Netherlands and participates in sector conferences.

The directors consider it is important to understand the views of shareholders, and at each scheduled Board meeting the directors receive a written report of the major issues which have been raised with management. Meetings are also held between shareholders and the Senior Independent Non-Executive Director and other non-executive directors, and the Company facilitates such meetings on request.

During the course of a year, shareholders are kept informed of the progress of the Company through results statements and other announcements that are released through the London Stock

Exchange and other news services. Company announcements and presentations are made available simultaneously on our website, affording all shareholders full access to material information. Shareholders can also raise questions directly with the Company at any time through a facility on the website.

Additionally there is an opportunity at the Annual General Meeting (AGM) for individual shareholders to question the Chairman and the Chairmen of the Audit, Remuneration and Nomination Committees. At the meeting, the Company complies with the Combined Code as it relates to voting, including votes withheld, the separation of resolutions, the attendance of committee chairmen and voting by poll. The Annual Report & Accounts and Notice of Meeting are sent to shareholders at least 20 working days prior to the AGM. The voting results are announced to the London Stock Exchange and are available on the website and on request. In July 2005, all AGM resolutions were passed on a poll and were approved by substantial majorities in excess of 97% in each case.

Going concern

After making enquiries and examining major areas which could give rise to significant financial exposure the directors are satisfied that no material or significant exposures exist, other than as reflected in these financial statements, and that the Group has adequate resources to continue its operations for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Statement of directors' responsibilities

The directors are responsible for preparing the Annual Report and the financial statements.

The directors are required to prepare financial statements for the Group in accordance with International Financial Reporting Standards (IFRS). Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the Group's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

In the case of UK GAAP Company accounts, the directors are also required to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit and loss of the Company for that period and to make judgements and estimates that are reasonable and prudent. The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985. The directors are responsible for the maintenance and integrity of the Company website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

The directors are also responsible for the Group's system of internal controls, which is designed to meet the Group's particular needs and the risks to which it is exposed.

Auditors and valuers

The Audit Committee meets with the auditors and valuers to discuss with them the scope and conclusions of their work. The Committee is specifically charged under its terms of reference with considering matters relating to the audit appointment, the independence and objectivity of the auditors, and reviewing the results and effectiveness of the audit.

With respect to other services provided by the auditors the following framework is in place:

- Audit related services – the auditors are one of a number of firms providing audit-related services, which include formal reporting relating to borrowings, shareholder and other circulars and various other regulatory reports and work in respect of acquisition and disposals. Where they must carry out the work because of their office or are best placed to do so, the auditors are selected. In other circumstances the selection depends on which firm is best suited;
- Tax advisory – the auditors are one of a number of firms that provide tax advisory services, including the preparation and submission of tax returns. The selection depends on who is best suited in the circumstances;
- General consulting – the auditors do not provide general consultancy services except in rare circumstances, and then only after consideration that they are best placed to provide the service and that their independence and objectivity would not be compromised.

An analysis of fees paid to the auditors is set out on page 86.

As previously announced, Knight Frank were appointed during the year as principal valuers to the Group, in succession to Atisreal. Knight Frank reported for the first time on the 30 September 2005 valuation.

The Board introduced quarterly financial reporting including valuations with effect from December 2005 so as to provide shareholders with a more regular update on its portfolio performance.

The arrangements with auditors and valuers have been approved by the Audit Committee and are regularly reviewed in the light of changing requirements and best practice.

Sigmund Freud 1856–1939

1926, by Ferdinand Schmutzer

In giving us concepts such as the 'id', the 'ego' and the 'super-ego', Freud convinced the world that we are all neurotic and seething with repressed sexual energy. He described himself not as a scientist but as an 'adventurer', further confusing those struggling to understand the difference between psychiatry and psychology. While many of today's practitioners disagree with his ideas, his findings – especially regarding the nature of mental illness and the definition of 'normal' – have fuelled many a dinner-party conversation and legitimised the practice of self-obsession.



"Civilization began the first time an angry person cast a word instead of a rock." Sigmund Freud

Valuation Certificate

The Directors
The British Land Company PLC
10 Cornwall Terrace
Regent's Park
London
NW1 4QP

Dear Sirs,

The British Land Company PLC Valuation as at 31 March 2006

Basis of Instruction

In accordance with the terms of our appointment as External Valuers to The British Land Company PLC, we have valued the freehold and leasehold properties detailed below, as at 31 March 2006, for balance sheet purposes and inclusion in your financial accounts. The properties are predominantly held for investment and in some instances held for development or in the course of development or occupied by the Company.

We have excluded from this Report those properties held by way of Joint Ventures or through Limited Partnership arrangements.

These valuations have been prepared in accordance with the RICS Appraisal and Valuation Standards, Fifth Edition, issued by The Royal Institution of Chartered Surveyors.

Compliance and Independence

We can confirm that:

- Knight Frank LLP is appointed by The British Land Company PLC as External Valuers, as defined by the RICS Appraisal and Valuations Standards.
- Knight Frank LLP was appointed in the role as valuer in September 2005. These valuations have been undertaken under the overall supervision of the joint signatories, who have been responsible for this instruction since that time.
- In relation to Knight Frank LLP's preceding financial year, the proportion of the total fees paid by The British Land Company PLC ('the Company') and its joint venture partners to the total fee income of Knight Frank LLP was substantially less than 5%.
- We recognise and support the RICS Rules of Conduct and have established procedures for identifying conflicts of interest.

Valuation

The Properties have been valued on the basis of Market Value in accordance with the RICS Appraisal and Valuation Standards. This is an internationally recognised basis and is defined as:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

No allowance has been made for expenses of realisation or for any taxation which might arise, and our valuations are expressed exclusive of any Value Added Tax that may become chargeable.

Our valuations reflect usual deductions in respect of purchaser's costs and, in particular, full liability for UK Stamp Duty as applicable at the valuation date.

The properties have been valued individually and not as part of a portfolio.

We are of the opinion that the aggregate Market Value of your interests in the properties, as at 31 March 2006, was:

£11,750,071,370
(Eleven billion, seven hundred and fifty million, seventy one thousand, three hundred and seventy pounds).

The valuations are categorised as follows:

	Freehold	Long leasehold	Part freehold/ part leasehold	Short leasehold
A Held as investments/ owner occupied	£10,431,341,020	£623,575,000	£22,800,000	£14,450,000
B Held for development	£91,075,350	£7,500,000		
C In the course of development	£502,830,000	£56,500,000		
Total value	**£11,025,246,370**	**£687,575,000**	**£22,800,000**	**£14,450,000**

Included within the aggregate are a number of negative values amounting to minus £240,000 (two hundred and forty thousand pounds). These have been deducted from the positive values to arrive at a net aggregate figure.

Certain properties are held on very long leases, for terms of approximately 999 years at fixed peppercorn or nominal rents. For categorisation purposes these have been included in the freehold categories. Short leasehold properties are classified as having less than 50 years unexpired.

Valuation procedures and assumptions

The properties were inspected during the last nine months.

As agreed, our valuations are based on measurements which have been provided by the Company and which were carried out in accordance with The Royal Institution of Chartered Surveyors Code of Measuring Practice. In some cases the areas provided are as agreed with the tenants following rent review or letting.

Our valuations assume that the properties have good and marketable titles and are free of any undisclosed onerous burdens, outgoings or restrictions. We have not seen planning consents and, except where advised to the contrary, have assumed that the properties have been erected and are being occupied and used in accordance with all requisite consents and that there are no outstanding statutory notices.

We have not read all documents of title or leases and, for the purpose of our valuations, have accepted the details of tenure, tenancies and all other relevant information with which we have been supplied by the Company. When considering the covenant strength of individual tenants we have not carried out credit enquiries but have reflected in our valuations our general understanding of purchasers' likely perceptions of tenants' financial status. We have, in addition, discussed with the Company any bad debts or material arrears of rent and have considered this information in arriving at our valuations.

We were not instructed to carry out structural surveys of the properties, nor to test the services, but have reflected in our valuations, where necessary, any defects, items of disrepair or outstanding works of alteration or improvement which we noted during the course of our inspections or of which we have been advised. Our valuations assume the buildings contain no deleterious materials and that the sites are unaffected by adverse soil conditions, except where we have been notified to the contrary.

We have not carried out any investigation into past or present uses of either the properties or any neighbouring land to establish whether there is any potential for contamination from these uses or sites to the subject properties. We understand that the Company has established procedures for the inspection of newly acquired properties to be carried out with particular reference to environmental matters, and that any such matters identified receive appropriate attention. Unless we have been provided with information to the contrary, we have assumed that the properties are not, nor are likely to be, affected by land contamination and that there are no ground conditions which would affect the present or future uses of the properties.

Our valuations assume that the properties would, in all respects, be insurable against all usual risks including terrorism, flooding and rising water table at normal, commercially acceptable premiums.

For properties in the course of development, we have reflected the stage reached in construction and the costs remaining to be spent at the date of valuation. We have had regard to the contractual liabilities of the parties involved in the developments and any cost estimates that have been provided by professional advisers to the projects. For recently completed developments we have taken no account of any retentions, nor made allowance for any outstanding development costs, fees, or other expenditure for which there may be a liability.

General Conditions

This report and our valuations therein have been prepared on the basis that there has been full disclosure of all relevant information and facts which may affect them.

Our report and valuation is for the use only of the party to whom it is addressed and no responsibility is accepted to any third party for the whole or any part of its contents. If our opinion of value is disclosed to persons other than the addressees of this report, the basis of valuation should be stated. If it is proposed to publish the figure, the form and context in which the figure is to appear should be approved by us beforehand.

Yours faithfully

R J S Johnson BSc MRICS
Partner
Commercial Valuations

R D Norman MRICS
Partner
Commercial Valuations

For and on behalf of Knight Frank LLP
20 Hanover Square, London W1S 1HZ
10 April 2006

Messrs. Knight Frank LLP
20 Hanover Square
London W1S 1HZ

Dear Sirs

Valuation as at 31 March 2006

I confirm our instructions for you to prepare the valuation at the above date for inclusion in our Annual Report & Accounts, of all the properties owned by The British Land Company PLC and its subsidiaries.

For this purpose we will make available to you all the information you may require which we will update through to 31 March. We will also advise you of any transactions that we are aware of that may impact on value.

Your valuation is to be undertaken in accordance with the fifth edition of the Appraisal and Valuations Standards (The Red Book) published in 2003 by The Royal Institution of Chartered Surveyors. Your valuation is for a Regulated Purpose and you are to confirm that you have followed professional standards and procedures with regard to independence and quality assurance.

You will conduct appropriate inspections of each of the properties and measure, in those cases where you have not been provided with floor areas as agreed between the landlord and tenant, at the time of rent review or the initial letting. Title Reports and leases will be made available to you.

In accordance with established practice, you will attend meetings as required by the Company's auditors and the Audit Committee to discuss your work and conclusions.

Yours faithfully

For and on behalf of The British Land Company PLC

Michael I Gunston FRICS
Chief Surveyor

19 January 2006

Report of the Directors

The directors submit their Report and Accounts for the year ended 31 March 2006.

Results and dividends

The results for the year are set out in the consolidated income statement on page 78.

The directors recommend the payment of a final dividend of 11.8 pence per share payable on 18 August 2006 to ordinary shareholders on the register at the close of business on 21 July 2006.

Activities

The Group operates in the fields of property investment and development, finance and investment.

Business review

The information that fulfils the requirements of Section 234ZZB of the Companies Act 1985 can be found in the Operating and Financial Review on pages 11 to 29 and in the Corporate Responsibility disclosures on pages 30 to 31, which are incorporated in this report by reference.

Properties

Changes in properties during the year and details of property valuations at 31 March 2006 are shown in note 11 to the financial statements on page 92.

Purchase of own shares

The Company was granted authority at the Annual General Meeting in 2005 to purchase its own shares up to a total aggregate value of 10% of the issued nominal capital. That authority expires at this year's Annual General Meeting and a resolution will be proposed for its renewal.The Company did not purchase any of its own shares during the year.

Directors' interests in contracts

Except as stated in note 25 on page 105, no contract existed during the year in relation to the Company's business in which any director was materially interested.

Directors' liability insurance and indemnity

The Company has arranged insurance cover in respect of legal action against its directors. To the extent permitted by UK law, the Company also indemnifies the directors.

Charitable donations

£67,640 (2005: £92,487) was donated during the year. No contributions were made for political purposes.

Reappointment of directors

The directors listed on pages 54 and 55 constituted the Board during the year, except for Nicholas Ritblat who retired from the Board on 31 August 2005, Lord Burns who retired from the Board on 30 September 2005 and Patrick Vaughan who was appointed as a director on 28 July 2005. Kate Swann and Lord Turnbull were appointed as directors on 1 April 2006. Sir Derek Higgs, John Weston Smith and Patrick Vaughan will be retiring from the Board at the close of this year's Annual General Meeting.

Robert Swannell, Dr Christopher Gibson-Smith, David Michels, Lord Turnbull and Kate Swann offer themselves for re-election in accordance with the Articles.

Sir John Ritblat (Chairman) aged 70 offers himself for re-election until the following Annual General Meeting.

Michael Cassidy offers himself for re-election until the following Annual General Meeting.

Following the performance appraisal process described on page 68, the Board has concluded that the directors who offer themselves for reappointment are effective, committed to their roles, and should continue in office.

Andrew Jones and Tim Roberts will be recommended for election as directors at this year's Annual General Meeting.

Biographies can be found on pages 54 and 55.

Share and loan capital

The issued share capital has been increased since 1 April 2005 by fully paid issues as follows:

		No. of ordinary shares of 25p
11 April 2005, 12 July 2005, 10 October 2005 and 9 January 2006	Shares in lieu of directors' fees	6,260
25 July 2005 to 16 December 2005	On exercise of options under the 1984 Share Option Scheme	667,543
30 September 2005 to 21 February 2006	On exercise of options under the Long-Term Incentive Plan	138,416
4 April 2005 to 16 March 2006	On exercise of options under the Sharesave Scheme	66,050

Substantial interests

As at 22 May 2005 the Company had been notified of the following major interests in its issued ordinary share capital, disclosed to it in accordance with Sections 198 to 208 of the Companies Act 1985:

	No. of shares (m)	% of issued capital
FMR Corp and Fidelity International Limited	36.4	7.0
ABP Investments for Stichting Pensioenfonds ABP	24.3	4.7
Barclays PLC	16.1	3.1
Legal and General Group PLC	16.2	3.1

Payments policy

In the absence of dispute, amounts due to trade and other suppliers are settled as expeditiously as possible within their terms of payment. As at 31 March 2006, there were 33 (2005: 31) suppliers' days outstanding.

Financial instruments

Details of the use by the Company and its subsidiaries of financial instruments can be found in the Financing Policy and Principal Debt Instruments section on pages 50 to 53.

Auditors

A resolution to reappoint Deloitte & Touche LLP as the Company's auditors and a resolution concerning their remuneration will be proposed at the forthcoming Annual General Meeting.

Disclosure of information to Auditors

Each of the persons who is a director at the date of approval of this report confirms that:

(1) so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware; and

(2) the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

Share Incentive Plan

All full-time and part-time employees, including executive directors, with more than 18 months' continuous service are eligible to participate in The British Land Share Incentive Plan ('SIP'), which is approved by the Inland Revenue under the terms of the Income Tax (Earnings and Pensions) Act 2003. Under this Plan participants receive an annual grant of ordinary shares of 25p each ('Free Shares'), and are also able to participate in a monthly purchase of ordinary shares ('Partnership Shares'), which British Land matches on a 2:1 basis ('Matching Shares'). Dividends on these shares are re-invested as 'Dividend Shares'. Shares under this Plan are generally released to the individual after five years. 1,735 'Free Shares' were allocated to the executive directors in August 2005. The executive directors have also purchased 709 'Partnership Shares' and been awarded 1,418 'Matching Shares' and 216 'Dividend Shares' in the year to 31 March 2006. All these shares are included in the total number of shares in which the executive directors have a beneficial interest shown on page 62.

The SIP began in August 2003 and replaced The British Land Employee Share Scheme ('ESS'). In the year the remaining shares held in the ESS were released, 7,780 of which were released to executive directors. Shares were last awarded under the scheme in August 2002 and no more awards will be made.

Sharesave Scheme

Under The British Land Sharesave Scheme, executive directors and employees who have served the Company for at least 18 months may be offered options to purchase shares, tied to a savings contract, over a three or five year period. Options are held by 203 employees and executive directors to purchase a total of 281,984 fully paid ordinary shares at prices of 359p, 377p, 383p, 399p, 443p, 472p, 648p, 701p and 804p per share, and normally exercisable during certain six month periods between 1 March 2006 and 31 August 2011. The options held by directors under this scheme are shown on page 63.

Performance Share Schemes

Details of the current Performance Share Plan in operation (Long Term Incentive Plan) and the schemes it replaced (Restricted Share Plan and 1984 Executive Share Option Scheme), can be found in the Remuneration Report on pages 59 and 60.

Employment policy

The Group places emphasis on employee involvement and keeps employees informed through formal and informal briefings. The Company has well established all-employee share schemes which are described above.

During the year it was decided to close the British Land defined benefit pension scheme to new members and a new defined contribution scheme was introduced. In the United Kingdom separate pension fund reports are made available to members.

The Company maintains a policy of employing the best candidates available in every position, regardless of gender, ethnic group or background.

Applications for employment by disabled persons are always fully considered, bearing in mind the aptitudes of the applicants concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the Group continues and that appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled persons should, as far as possible, be identical to that of other employees.

Health and safety

The Board is committed to achieving the highest standards of care in its attention to health, safety and fire prevention. The Board requires safe working practices to ensure that employees, tenants and the general public are not harmed by the Company's activities.

This report was approved by the Board on 1 June 2006.



Anthony Braine
Secretary

Report of the Auditors

Independent Auditors' Report to the Members of The British Land Company PLC

We have audited the Group financial statements of The British Land Company PLC for the year ended 31 March 2006 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, consolidated statement of change in shareholders' equity, and the related notes 1 to 26. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

We have reported separately on the individual Company financial statements of The British Land Company PLC for the year ended 31 March 2006.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors' responsibilities. Our responsibility is to audit the Group financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and whether the Group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether in our opinion the information given in the directors' report is consistent with the Group financial statements.We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' transactions with the Company and other members of the Group is not disclosed.

We also report to you if, in our opinion, the Company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the directors' remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the directors' remuneration report described as having been audited.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group's affairs as at 31 March 2006 and of its profit/loss for the year then ended;
- the Group financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the Group financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors

London
1 June 2006


COPYRIGHT 1903
J. E. PURDY
BOSTON
No G

"Every time I paint a portrait I lose a friend."

John Singer Sargent

John Singer Sargent 1856–1925
Sepia matt print, 1903, by James E Purdy

Like many a painter before and since, John Singer Sargent found himself both lionised and vilified for reasons that had precisely nothing to do with his artistic skills. Paris, already suspecting decadence, was scandalised by his décolleté portrait of Mme Gautreau, and he was all but drummed out of town. Despite (or perhaps because of) his notoriety, London proved more accommodating, and Sargent became the portraitist of choice among the rich and fashionable. His brilliant brushwork and penetrating observation led Auguste Rodin, no less, to call him the 'Van Dyck of our times'.

Consolidated Income Statement

	Note	2006 Underlying pre tax* £m	2006 Capital, tax and other £m	2006 Total £m	2005 Underlying pre tax* £m	2005 Capital, tax and other £m	2005 Total £m
Gross rental and related income	3	**690**		**690**	604		604
Net rent and related income	3	**589**		**589**	517		517
Fees and other income	4	**50**		**50**	8		8
Amortisation of intangible asset	13		**(10)**	**(10)**			
Funds and joint ventures (see also below)	12	**39**	**272**	**311**	31	127	158
Administrative expenses		**(81)**		**(81)**	(49)		(49
Net valuation gains (includes profits on disposals)	6		**1,462**	**1,462**		610	610
Goodwill impairment	13		**(240)**	**(240)**			
Net financing costs							
– financing income	7	**50**		**50**	28		28
– financing expenses	7	**(419)**		**(419)**	(354)		(354
– refinancing charges	7		**(122)**	**(122)**		(180)	(180
	7	**(369)**	**(122)**	**(491)**	(326)	(180)	(506
Profit on ordinary activities before taxation		**228**	**1,362**	**1,590**	181	557	738
Taxation (expense) credit							
– current	10		**(7)**	**(7)**		46	46
– deferred	10		**(334)**	**(334)**		(130)	(130
	10		**(341)**	**(341)**		(84)	(84
Profit for the year after taxation attributable to shareholders of the Company			**1,021**	**1,249**		473	654
Earnings per share							
– basic	2			**241p**			129p
– diluted	2			**240p**			126p

Share of results of funds and joint ventures	Note	2006 Underlying pre tax* £m	2006 Capital, tax and other £m	2006 Total £m	2005 Underlying pre tax* £m	2005 Capital, tax and other £m	2005 Total £m
Underlying profit pre-tax		**39**		**39**	31		31
Net valuation gains (includes profits on disposals)			**378**	**378**		169	169
Current tax			**(9)**	**(9)**		(10)	(10
Deferred tax			**(97)**	**(97)**		(32)	(32
	12	**39**	**272**	**311**	31	127	158

* As defined in note 2.

Consolidated Balance Sheet
as at 31 March 2006

	Note	2006 £m	2005 £m
Assets			
Non-current assets			
Investment properties	11	**11,081**	10,877
Development properties	11	**597**	212
		11,678	11,089
Other non-current assets			
Investments in funds and joint ventures	12	**1,234**	700
Other investments	13	**248**	153
Intangible assets	13	**65**	
Goodwill	13		73
		13,225	12,015
Current assets			
Trading properties (at cost)	11	**36**	36
Debtors	15	**118**	76
Cash and short-term deposits	14	**133**	151
		287	263
Total assets		**13,512**	12,278
Liabilities			
Current liabilities			
Short-term borrowings and overdrafts	14	**(129)**	(408
Creditors	16	**(417)**	(351
		(546)	(759
Non-current liabilities			
Debentures and loans	14	**(5,575)**	(5,754
Other non-current liabilities	17	**(44)**	(37
Deferred tax liabilities	10	**(1,331)**	(945
		(6,950)	(6,736
Total liabilities		**(7,496)**	(7,495
Net assets		**6,016**	4,783
Equity			
Share capital	20	**130**	130
Share premium	20	**1,253**	1,249
Other reserves	20	**79**	12
Retained earnings		**4,554**	3,392
Total equity attributable to shareholders of the Company		**6,016**	4,783
EPRA NAV per share	2	**1486p**	1128

(The EPRA Net Asset Value (NAV) per share includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances, calculated on a fully diluted basis.)

Sir John Ritblat Chairman

Graham Roberts Finance Director

Approved by the Board and authorised for issue on 1 June 2006.

Consolidated Statement of Changes in Equity

	Note	Share capital £m	Share premium £m	Other[1] reserves £m	Retained[2] earnings £m	Total £m
At 1 April 2004		122	1,109	49	2,821	4,101
Profit for the year after taxation					654	654
Valuation movements on development properties	6			12		12
Gains (losses) on cash flow hedges				(25)		(25
Actuarial loss on pension scheme					(4)	(4
Tax on items taken direct to equity	10			4	2	6
Net income recognised directly in equity				(9)	(2)	(11
Transferred to the Income Statement						
– revaluation of joint ventures				3		3
– foreign currency derivatives				5		5
– cash flow hedges				10		10
Total recognised income and expense for the period				9	652	661
Purchase of ESOP shares					(11)	(11
Dividends paid (final: 2004; interim: 2005)					(77)	(77
Share issues		8	140	(46)		102
Share option awards					7	7
At 31 March 2005		**130**	**1,249**	**12**	**3,392**	**4,783**
At 1 April 2005		130	1,249	12	3,392	4,783
Profit for the year after taxation					1,249	1,249
Valuation movements on development properties	6			102		102
Gains (losses) on cash flow hedges				(26)		(26
Actuarial loss on pension scheme					(1)	(1
Tax on items taken direct to equity	10			(29)		(29
Net income recognised directly in equity				47	(1)	46
Transferred to the Income Statement						
– revaluation of funds and joint ventures				2		2
– foreign currency derivatives				(14)		(14
– cash flow hedges				32		32
Total recognised income and expense for the period				67	1,248	1,315
Purchase of ESOP shares					(10)	(10
Dividends paid (final: 2005; interim: 2006)	21				(84)	(84
Share issues			4			4
Share option awards					8	8
At 31 March 2006		**130**	**1,253**	**79**	**4,554**	**6,016**

[1] See note 20.

[2] Includes revaluation surpluses that are recognised as income under IFRS.

Consolidated Cash Flow Statement

	Note	2006 £m	2005 £m
Cash generated from operations	19	**455**	464
Interest paid		**(392)**	(351)
Interest received		**13**	10
UK Corporation tax paid		**(10)**	(10)
Foreign tax paid		**(3)**	(3)
Dividends received – funds and joint ventures		**25**	16
– other investments		**16**	
Net cash inflow from operating activities		**104**	126
Cash flows from investing activities			
Purchase of investment properties and development expenditure		**(402)**	(509)
Foreign tax paid on property sales		**(8)**	(1)
Sale of investment properties		**1,889**	81
Sale of investments			4
Purchase of investments		**(3)**	(98
Investment in and loans to funds and joint ventures		**(21)**	(23
Capital distributions received from funds and joint ventures		**277**	
Amounts repaid by funds and joint ventures		**69**	55
Purchase of subsidiary companies (net of cash acquired)		**(815)**	(36
Net cash inflow (outflow) from investing activities		**986**	(527
Cash flows from financing activities			
Issue of ordinary shares		**4**	1
Purchase of ESOP shares		**(10)**	(1
Dividends paid		**(84)**	(7
Issue of BL Superstores Finance PLC securitised debt		**753**	
Redemption of BLSSP (Funding) PLC securitised debt		**(705)**	
Issue of Broadgate Estate securitised debt			2,08
Redemption of Broadgate Funding PLC securitised debt			(1,43
Redemption of 135 Bishopsgate Financing Ltd securitised debt			(13
Repayment of debt acquired with subsidiary companies		**(398)**	(64
(Decrease) increase in bank and other borrowings		**(669)**	61
Net cash (outflow) inflow from financing activities		**(1,109)**	38
Net decrease in cash and cash equivalents		**(19)**	(1
Cash and cash equivalents at 1 April 2005		**147**	16
Cash and cash equivalents at 31 March 2006		**128**	14
Cash and cash equivalents consists of:			
Cash and short-term deposits		**133**	15
Overdrafts		**(5)**	(
		128	14

Notes to the accounts

1 Basis of preparation

The financial statements for the year ended 31 March 2006 have been prepared on the historical cost basis, except for the revaluation of certain properties, investments, intangible assets and financial instruments. The financial statements have also been prepared, for the first time, in accordance with International Financial Reporting Standards (IFRSs) as adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation.

The principal impacts of adopting IFRS and the Group's IFRS accounting policies, along with comparatives for the year ended 31 March 2005 contained within this report, are set out in note 26. These accounting policies have been applied consistently in all material respects throughout the year and the comparative figures in respect of 2005 have been restated to reflect IFRS adjustments.

At the date of approval of these financial statements, IFRS 7 – 'Financial instruments: Disclosure; and the related amendment to IAS 1 on capital disclosures' was in issue. IFRS 7 will require additional disclosure on financial instruments when it comes into effect for the year commencing 1 April 2007. There are no other standards or interpretations in issue but not yet effective that are anticipated to have a material impact on the financial statements.

Subsidiaries, joint ventures and associates (including funds)

The consolidated accounts include the accounts of The British Land Company PLC and all subsidiaries (entities controlled by British Land). Control is assumed where British Land has the power to govern the financial and operating policies of an investee entity so as to gain benefits from its activities.

The results of subsidiaries, joint ventures or associates acquired or disposed of during the year are included from the effective date of acquisition or to the effective date of disposal. Accounting practices of subsidiaries, joint ventures or associates which differ from Group accounting policies are adjusted on consolidation.

Business combinations are accounted for under the acquisition method. Any excess of the purchase price of business combinations over the fair value of the assets, liabilities and contingent liabilities acquired and resulting deferred tax thereon is recognised as goodwill. Any discount received is credited to the income statement in the period of acquisition. All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Joint ventures and associates, including funds, are accounted for under the equity method, whereby the consolidated balance sheet incorporates the Group's share of the net assets of its joint ventures and associates. The consolidated income statement incorporates the Group's share of joint venture and associate profits after tax. Their profits include revaluation movements on investment properties.

Other investments

Other investments are shown at fair value. Any surplus or deficit arising on revaluation is recognised directly in the income statement.

Properties

Properties are externally valued on an open market basis at the balance sheet date. Investment and development properties are recorded at valuation; trading properties at the lower of cost and valuation.

Any surplus or deficit arising on revaluing investment properties is recognised in the income statement for the year. Where an investment property is being redeveloped, any movement in valuation is recognised in the income statement.

Valuation surpluses arising on other development properties, those not previously investment properties, are reflected in the revaluation reserve, unless a deficit reduces the value below cost, in which case the deficit is charged to the income statement.

The cost of properties in the course of development includes attributable interest and other associated outgoings. Interest is calculated on the development expenditure by reference to specific borrowings where relevant and otherwise on the average rate applicable to short-term loans. Interest is not capitalised where no development activity is taking place. A property ceases to be treated as a development property on practical completion.

Disposals are recognised on completion: profits and losses arising are recognised through the income statement, the profit on disposal is determined as the difference between the sales proceeds and the carrying amount of the asset at the commencement of the accounting period plus additions in the period.

In determining whether leases and related properties represent operating or finance leases consideration is given to whether the tenant or landlord bears the risks and rewards of ownership.

Properties acquired in corporate vehicles are generally treated as business not asset acquisitions resulting in any contingent capital gains liabilities assumed being reflected in the acquisition balance sheet rather than recorded as contingencies. In adopting this policy the directors place value on transparency and consistency, even though the liabilities are recorded under IFRS on a full provision basis, significantly above their fair value.

Head leases

Where an investment property is held under a head lease it is initially recognised as an asset as the sum of the premium paid on acquisition and the present value of minimum ground rent payments. The corresponding rent liability to the head leaseholder is included in the balance sheet as a finance lease obligation.

Intangible assets

Intangible assets, such as customer contracts, acquired through business combinations, are measured initially at fair value and are amortised on a straight line basis over their estimated useful lives, and are subject to regular reviews for impairment.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of the subsidiary, associate or jointly controlled entity at the time of acquisition. Goodwill normally arises as a result of deferred tax being provided on a full provision basis on acquisition of property companies, without regard to the fair value of the tax liabilities absorbed. Goodwill is recognised as an asset and reviewed for impairment annually. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

Financial obligations and cash

Debt instruments are stated at their net proceeds on issue. Finance charges including premiums payable on settlement or redemption and direct issue costs are spread over the period to redemption, using the effective interest method.

As defined by IAS 39, cash flow hedges are carried at fair value in the balance sheet. Changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges are recognised directly in the hedging reserve and any ineffective portion is recognised in the income statement.

Fair value hedges are carried at fair value in the balance sheet. Changes in the fair value of derivatives that are designated and qualify as effective fair value hedges, are recorded in the income statement, along with any changes in the fair value of the hedged item that is attributable to the hedged risk. Any ineffective portion is also recognised in the income statement.

Cash equivalents are limited to instruments with a maturity of less than three months.

Net rental income

Rental income is recognised on an accruals basis. A rent adjustmen based on open market estimated rental value is recognised fron the rent review date in relation to unsettled rent reviews. Where a rent free period is included in a lease, the rental income foregone is allocated evenly over the period from the date of lease commencement to the earliest termination date. Rental income fron fixed and minimum guaranteed rent reviews is recognised on a straight-line basis over the shorter of the entire lease term or the period to the first break option. Where such rental income is recognised ahead of the related cash flow, an adjustment is made to ensure the carrying value of the related property including the accrued rent does not exceed the external valuation.

Initial direct costs incurred in negotiating and arranging a nev lease are amortised on a straight-line basis over the period from the date of lease commencement to the earliest termination date.

Where a lease incentive payment, including surrender premiums paid, does not enhance the value of a property, it is amortised or a straight-line basis over the period from the date of lease commencement to the earliest termination date. Upon receipt of a surrender premium for the early determination of a lease, the profit net of dilapidations and non-recoverable outgoings relating to the lease concerned is immediately reflected in income.

Management and performance fees

Management and performance fees receivable are recognised in the period to which they relate, except for performance fee retentions subject to clawback, which are recognised over the clawback performance period. In assessing the risk of clawback, account is taken of the unpredictability of future relative performance agains the benchmark.

Taxation

Current tax is based on taxable profit for the year and is calculated using tax rates that have been enacted or substantially enacted. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense, that are never taxable (or tax deductible) or will be taxable at a later date – temporary differences. Temporary differences principally arise from using different balance sheet values for assets and liabilities than their respective tax base values. Deferred tax is provided in respect of all these taxable temporary differences at the balance sheet date on an undiscounted basis.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. On business combinations, the deferred tax effect of fair value adjustments is incorporated in the consolidated balance sheet.

Current and prior year tax payable and recoverability of tax losses are estimated. The basis of calculating deferred tax depends on whether value is expected to be achieved through sales or retention in the business. As British Land has a proven record of portfolio recycling through sales and a committed strategy to recycle its capital, the deferred tax provision is calculated on the basis that assets will be sold and takes account of available loss relief including indexation, but does not assume any mitigation that could be achieved through tax structuring.

Employee costs

The fair value of equity-settled share-based payments to employees is determined at the date of grant and is expensed on a straight-line basis over the vesting period based on the Group's estimate of shares or options that will eventually vest. In the case of options granted, fair value is measured by a Black-Scholes pricing model. Compensation linked to performance fees accrued by the Group is amortised over the vesting period.

Defined benefit pension scheme assets are measured using fair values; pension scheme liabilities are measured using the projected unit credit method and discounted at the rate of return of a high-quality corporate bond of equivalent term to the scheme liabilities. The net surplus or deficit is recognised in full in the consolidated balance sheet. Any asset resulting from the calculation is limited to past service costs plus the present value of available refunds and reductions in future contributions to the plan.

The current service cost and gains and losses on settlement and curtailments are charged to operating profit. Past service costs are recognised in the income statement if the benefits have vested or, if they have not vested, are amortised on a straight-line basis over the period until vesting occurs. Actuarial gains and losses are recognised in full in the period in which they occur and are presented in the consolidated statement of changes in equity.

Contributions to the Group's defined contribution schemes are expensed on the basis of the contracted annual contribution.

2 Performance measures

Earnings per share (diluted)	2006 Earnings £m	2006 Pence per share	2005 Earnings £m	2005 Pence per share
Underlying pre-tax profit – income statement	228		181	
Tax charge relating to underlying profit	(43)		(42)	
Underlying earnings per share	**185**	**36p**	139	27p
Include: debt refinancings (net of tax)	(85)		(126)	
Prior year tax movements	8		45	
Other items, including property trading profits	(1)		4	
EPRA earnings per share	**107**	**21p**	62	12p
Profit for the year after taxation	**1,249**	**240p**	654	126p

The European Public Real Estate Association (EPRA) measure, published in January 2006, gives guidelines for calculating earnings and net asset value performance measures. The **EPRA earnings measure** excludes gains on property disposals and investment revaluations and their related taxation, intangible asset movements and the capital allowance effects of IAS 12 where applicable, less taxation arising on these items.

Underlying earnings consists of the EPRA earnings measure, with additional company adjustments. Adjustments have been made to reverse the effects of the refinancing charges (note 7) arising in the current (£85m) and prior years (£126m) respectively and prior year tax items.

The weighted average number of shares in issue for the year was: basic: 519m (31 March 2005: 509m); diluted: 521m (31 March 2005: 519m). Basic earnings per share for the year were 241p (2005: 129p).

Net asset value (NAV)	2006 £m	2005 £m
Balance sheet net assets	**6,016**	4,783
Add		
Deferred tax arising on revaluation movements, capital allowances and derivatives	**1,636**	1,013
Mark to market on interest rate swaps	**33**	24
Surplus arising on trading properties	**74**	63
Dilution effect – options	**43**	30
EPRA net assets	**7,802**	5,913
EPRA NAV per share	**1486p**	1128p

The **EPRA NAV per share** includes the external valuation surplus on trading properties but excludes the fair value adjustments for debt and related derivatives and deferred taxation on revaluations and capital allowances, calculated on a fully diluted basis. The prior year deferred tax is net of the goodwill of £73m, arising from recognising deferred tax on the acquisition of the Spirit and Debenhams portfolios.

At 31 March 2006, the number of shares in issue was: basic: 519m (2005: 518m); diluted: 525m (2005: 524m).

Total return per share (excluding refinancing charges) of 34.6% represents the growth per share in EPRA NAV (358p) plus dividends paid of 16p (see note 21), excluding current year refinancing charges of 16p. Total return per share for the year ended 31 March 2005 was 18.8%.

3 Gross and net rental income

	2006 £m	2005 £m
Rent receivable	**571**	509
Spreading of tenant incentives and guaranteed rent increases	**54**	40
Surrender premiums	**10**	8
Service charge income	**55**	47
Gross rental and related income	**690**	604
Service charge expenses	**(57)**	(44)
Property operating expenses	**(44)**	(43)
Net rental and related income	**589**	517

Net rental income for the year ended 31 March 2006 from properties which were subject to a security interest or held by non recourse companies was £388m (2005: £374m).

Property operating expenses relating to investment properties that did not generate any rental income were £7m (2005: £6m).

4 Fees and other income

	2006 £m	2005 £m
Performance and management fees	**29**	2
Dividend received from Songbird Estates PLC	**16**	
Other fees and commission	**5**	6
	50	8

The £29m performance and management fees comprise £20m performance fees and £9m management fees from funds and joint ventures.

The £48m HUT performance fee due to British Land for the year to 31 December 2005 is reduced to £32m after eliminating British Land's share. £18m has been recognised in the current period, the remaining £14m is deferred to later years as it is potentially subject to clawback, depending on performance. If there is no clawback, 50% of the undistributed performance fee is payable in each subsequent year. The £2m HIF performance fee due to British Land for the year to 31 December 2005 is reduced to £1m after eliminating British Land's share, all of which has been recognised in the current year.

5 Other income statement disclosures

(i) Total revenue	Note	2006 £m	2005 £m
Gross rental and related income	3	**690**	604
Fees and other income	4	**50**	8
Interest receivable	7	**11**	13
Proceeds on sale of trading properties		**14**	7
Gains on investment property disposals		**164**	16
Share of net profit of funds and joint ventures after tax	12	**311**	158
Total revenue in the year		**1,240**	806

(ii) Depreciation of property, plant and equipment £1m (2005: £1m).

(iii) Payments for audit services comprised: Statutory audit: Deloitte £0.8m (2005: £0.7m); other auditors: £0.2m (2005: £0.2m). Other audit related regulatory reporting: Deloitte £0.3m (2005: £0.4); other auditors £0.1m (2005: £nil).
Payments to Deloitte for other services comprised £1.4m (2005: £1.3m) for tax services and £0.1m (2005: £nil) for other services.
Payments to other auditors comprised £0.9m (2005: £0.5m) for tax services and £0.2m (2005: £0.1m) for other services.

6 Net revaluation gains on property and investments

	2006 £m	2005 £m
In income statement		
Revaluation of investments (note 11)	**92**	43
Revaluation of properties	**1,203**	550
Gains on property disposals	**167**	17
	1,462	610
In consolidated statement of changes in equity		
Revaluation of properties	**102**	12
	1,564	622

Included above is a property derivative gain of £4m of which £2m is realised and £2m is included in revaluation of properties of £1,203m increasing the net revaluation of £1,201m (note 11) attributable to properties, which is taken to the income statement.

Included in the tax charge is £16m (2005: £nil) attributable to gains on property disposals.

7 Net financing costs

	2006 £m	2005 £m
Interest payable on:		
Bank loans and overdrafts	**115**	84
Other loans	**274**	26
Loans from joint ventures	**1**	
Obligations under finance leases	**2**	2
	392	347
Development interest capitalised	**(12)**	(8)
	380	339
Interest receivable on:		
Deposits and securities	**(11)**	(10)
Loans to joint ventures		(3)
	(11)	(13)
Other finance (income) costs:		
Expected return on pension scheme assets	**(3)**	(3)
Interest on pension scheme liabilities	**3**	3
Valuation movements on fair value debt	**22**	7
Valuation movements on fair value derivatives	**(22)**	(7)
Valuation movements on translation of foreign currency debt	**14**	(5)
Hedging reserve recycling	**(14)**	5
Net financing expenses	**369**	320
Refinancing charges		
Sainsbury's Superstore securitisation	**99**	
Derivative close-out costs	**23**	
Broadgate securitisation		180
	122	180
Net financing costs	**491**	500
Total financing income	**(50)**	(28)
Total financing expenses	**541**	534
Net financing costs	**491**	500

On 28 February 2006 the Group incurred a pre-tax refinancing charge of £99m whilst redeeming the debt of its securitised Sainsbury's Superstore portfolio, borrowed by BLSSP (Funding) PLC. On the same day BL Superstores Finance PLC issued £753m of new securitised debt (see note 14). In addition, and after significant recent property disposals and the repayment of bank loans, derivatives have been closed out to maintain, in line with Group interest rate policy, an appropriate balance of fixed and floating rate debt resulting in the realisation from equity to the income statement of a £23m charge.

On 2 March 2005 the Group incurred a pre-tax refinancing charge of £180m whilst redeeming the securitised debt of Broadgate (Funding) PLC and 135 Bishopsgate Financing Limited. On the same day Broadgate Financing PLC issued £2,080m of new securitised debt in respect of the Broadgate estate (see note 14).

Interest on development expenditure is capitalised at a rate of 5.6% (2005: 5.6%), with current year tax relief of £4m (2005: £2m).

8 Staff costs

Staff costs (Including directors)	2006 £m	2005 £m
Wages and salaries	**39**	23
Social security costs	**4**	3
Pension costs	**12**	4
Equity-settled share-based payments	**10**	8
	65	38

The average number of employees of the Group during the year was 718 (2005: 715) of which some 518 (2005: 540) were employed directly at the Group's properties and their costs recharged to tenants.

The Group's equity-settled share-based payments comprise the Restricted Share Plan (RSP), the Long-Term Incentive Plan (LTIP), the Share Incentive Plan (SIP), various Sharesave Plans and two recruitment schemes relating to the Chief Executive, the Recruitment Award Agreement (RAA) and the Co-Investment Share Plan (CISP).

The RSP was used for the last time in June 2003. The Company expenses an estimate of how many shares are likely to vest based on the market price at the date of grant, taking account of expected performance against the net asset value per share growth target and the three year service period. Under the SIP the Company gives eligible employees free shares of up to £3,000 a year. They can also purchase partnership shares for up to £1,500 a year that are matched 2 for 1 by the Company. The free and matching shares are purchased at fair value in the market and expensed at the time of allocation.

At the 2003 AGM the shareholders approved the LTIP whereby the Company may award employees a combination of performance shares and options. Both components have the same performance targets based on net asset value per share growth and a three-year service period. Performance shares are valued at the market value at the date of the award. The options are valued using a Black-Scholes model adjusted for dividends according to the table below:

Long-Term Incentive Plan: 2006 awards	31 May 2005	5 December 2005
Share price at grant date	877p	994p
Exercise price	877p	994p
Option life in years (maximum 10)	5	7
Risk free rate	4.3%	4.4%
Expected volatility	30%	20%
Expected dividend yield	2.0%	2.0%
Value per option	243p	241p

For both LTIP components the Company estimates the number of shares or options likely to vest and expenses that value over the relevant period. Volatility has been estimated by taking the historical volatility in the Company's share price over a four year period and adjusting where there are known factors that may affect future volatility. Vesting estimates take account of the Company's high staff retention rate.

Movements in shares and options are given in note 20.

Under the Sharesave Plans eligible employees can save up to £250 a month over a three or five year period and use the savings to exercise an option granted at the outset at a 20% discount to the then prevailing share price. The fair value of the various options is expensed over the service period, based on a Black-Scholes model, assuming, for the grants during the current year, a risk-free rate ranging from 4.3% to 4.4%, expected volatility ranging from 20% to 30% and an expected dividend yield of 2.0%. The values per option for these schemes range from 276 pence to 316 pence. There are no performance measures. An estimated 5% of the three year options and 7% of the five-year options are assumed to lapse as employees leave the Company prior to the minimum service period.

Awards under the RAA which vested on 12 November 2005, and CISP are valued at the fair value of the shares at the date of grant and expensed over one year for the RAA, three years for the CISP.

9 Pensions

The British Land Group of Companies Pension Scheme ('the scheme') is the principal pension scheme in the Group. It is a defined benefit scheme which is externally funded and not contracted out of SERPS. The assets of the scheme are held in a trustee-administered fund a kept separate from those of the Company. It is not planned to admit new employees to the scheme. Existing entitlements will be retained the members, with freedom to transfer to a new Defined Contribution Scheme. Contributions to this scheme are at a flat rate of 15% of sala and paid by the Company. In certain circumstances it may be necessary to pay higher contributions when recruiting senior executiv The Group has five other small pension schemes. The total pension cost charged for the year was £12m (2005: £4m).

A full actuarial valuation of the scheme was carried out at 31 March 2003 and updated to 31 March 2004 and to 31 March 2005 and 31 March 2006 by consulting actuaries, Hewitt Bacon & Woodrow. The employer's contributions will be paid in the future at the ra recommended by the actuary of 38.5% pa of basic salaries. The major assumptions used for the actuarial valuation were:

	2006 % pa	2005 % pa	2004 % pa	20 %
Discount rate	**4.9**	5.3	5.5	5
Salary inflation	**5.2**	5.1	5.1	4
Pensions increase	**3.0**	2.9	2.9	2
Price inflation	**3.0**	2.9	2.9	2

The mortality rates adopted are from the medium cohort projection of the PA92 year-of-birth tables reduced by 25% to reflect the nature the membership. This means, for example, that members currently aged 60 are expected to draw their pension for 29 years (males) an 32 years (females) whereas members currently aged 45 who retire at age 60 are expected to draw their pension for 30 years (males) an 33 years (females).

Amounts recognised in the income statement within administrative expenses in respect of the defined benefit scheme are:

	2006 £m	200 £
Current service cost	**(3)**	(
Interest cost	**(3)**	(
Expected return on scheme assets	**3**	3
Past service costs	**(9)**	(
	(12)	(3

The actual return on scheme assets was £11m (2005: £5m).

The amount included in the balance sheet arising from the Group's obligations in respect of its defined benefit scheme is as follows:

	2006 £m	2005 £m
Present value of defined scheme obligations	**(78)**	(55
Fair value of scheme assets	**67**	51
Scheme (deficit) surplus	**(11)**	(4
Liability recognised in the balance sheet	**(11)**	(4

Movements in the present value of defined benefit obligations were as follows:

	2006 £m	2005 £m
At 1 April	**(55)**	(43)
Current service cost	**(3)**	(3)
Interest cost	**(3)**	(3)
Actuarial gains and losses	**(9)**	(6)
Benefits paid	**1**	1
Past service cost	**(9)**	(1)
At 31 March	**(78)**	(55)

9 **Pensions** (continued)

Movements in the fair value of the scheme assets were as follows:

	2006 £m	2005 £m
At 1 April	**51**	44
Expected return on scheme assets	**3**	3
Contributions by employer	**6**	3
Actuarial gains and losses	**8**	2
Benefits paid	**(1)**	(1)
At 31 March	**67**	51

Composition of scheme assets	Expected return 2006/7 %	2006 £m	Expected return 2005/6 %	2005 £m
Equities	**6.8**	**28**	7.0	31
Bonds	**4.3**	**37**	4.5	19
Other assets	**4.3**	**2**	4.5	1
Total scheme assets		**67**		51

History of experience gains and losses	2006 £m	2005 £m	2004 £m	2003 £m
Difference between expected and actual return on scheme assets				
Amount	**8**	2	4	(4)
Percentage of scheme assets	**12.1%**	4.7%	8.6%	15.5%
Experience gains and losses on scheme liabilities				
Amount	**2**	(1)	1	(2)
Percentage of present value on scheme liabilities	**1.9%**	1.8%	1.9%	4.5%
Changes in assumptions underlying the present value of scheme liabilities	**(11)**	(5)	(5)	(6)
Total actuarial loss recognised in the statement of changes in equity				
Amount*	**(1)**	(4)		(12)
Percentage of present value on scheme liabilities	**1.4%**	7.1%	0.8%	32.4%
Deferred taxation attributable to pension movements		1		4
Pension scheme movement for the year	**(1)**	(3)		(8)

* Cumulative amount recognised in the statement of changes in equity is £17m.

10 Taxation

	2006 £m	2005 £m
Tax charge		
Current tax		
UK corporation tax (30%)	**(3)**	(3
Foreign tax	**11**	2
	8	(1
Adjustments in respect of prior years	**(1)**	(45
Total current tax charge (credit)	**7**	(46
Deferred tax on income and revaluations	**334**	130
Group total taxation (net)	**341**	84

Tax reconciliation		
Profit on ordinary activities before taxation	**1,590**	738
Less: Profit attributable to funds and joint ventures	**(311)**	(158
Group profit on ordinary activities before taxation	**1,279**	580
Tax on profit on ordinary activities at UK corporation tax rate of 30% (2005: 30%)	**384**	174
Effects of:		
Indexation relief on investment properties	**(9)**	(48
Goodwill impairment	**72**	
Capital allowances	**(8)**	(10
Tax losses and other timing differences	**(84)**	11
Expenses not deductible for tax purposes	**(13)**	2
Adjustments in respect of prior years	**(1)**	(45
Group total taxation	**341**	84

Tax attributable to underlying profits for the year ended 31 March 2006 is £43m (2005: £42m).

Corporation tax receivable at 31 March 2006 was £8m (2005: £22m) as shown in note 15. Deferred tax is set out below:

	2006 £m	2005 £m
Deferred tax		
Capital allowances	**124**	123
Other timing differences	**(29)**	(29
Intangible assets	**20**	
Property and investment revaluations	**1,216**	851
	1,331	945

Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% (2005: 30%). The movement on the deferred tax account is as shown below:

	2006 £m	2005 £m
At 1 April	**945**	746
Acquisition	**23**	75
Profit or loss charge	**334**	130
Taken to equity	**29**	(6
At 31 March	**1,331**	945

Deferred tax assets have been recognised in respect of tax losses and other timing differences because it is probable that these assets will be recovered.

10 Taxation (continued)

The movements in deferred tax assets and liabilities are shown below.

	Liability 2005 £m	Charged (credited) to *income* 2005 £m	Charged (credited) to reserves 2005 £m
Capital allowances	123	18	
Other timing differences	(29)	(28)	
Property and investment revaluations	851	140	(6
	945	130	(6

	Liability 2006 £m	**Charged (credited) to income 2006 £m**	**Charged (credited) to reserves 2006 £m**
Capital allowances	**124**	**1**	
Other timing differences	**(29)**	**5**	
Property and investment revaluations	**1,236**	**328**	**29**
	1,331	**334**	**29**

11 Investment, development and trading properties

Prior year	Investment £m	Development £m	Trading £m	Total £m
Carrying value at 1 April 2004	9,182	156	42	9,380
Additions: – corporate acquisitions	708			708
– property purchases	373			373
– other capital expenditure	90	46		136
	1,171	46		1,217
Disposals	(69)		(6)	(75
Property transfer	2	(2)		
Exchange fluctuations	1			1
Revaluations:				
included in income statement	550			550
included in consolidated statement of changes in equity		12		12
Increase in tenant incentives and guaranteed rent uplift balances	40			40
Carrying value of properties on balance sheet 31 March 2005	10,877	212	36	11,125
External valuation surplus on trading properties				57
Head lease liabilities (note 18)				(28
Total Group property portfolio valuation 31 March 2005				11,154

11 Investment, development and trading properties (continued)

Current year	Investment £m	Development £m	Trading £m	Total £m
Carrying value at 1 April 2005	10,877	212	36	11,125
Additions: – corporate acquisitions	495			495
– property purchases	34	134		168
– other capital expenditure	196	114		310
	725	248		973
Disposals	(1,722)			(1,722)
Property transfer	7	(7)		
Exchange fluctuations	1			1
Revaluations:				
included in income statement	1,159	42		1,201
included in consolidated statement of changes in equity		102		102
Increase in tenant incentives and guaranteed rent uplift balances	34			34
Carrying value of properties on balance sheet 31 March 2006	11,081	597	36	11,714
External valuation surplus on trading properties				67
Head lease liabilities (note 18)				(28)
Total Group property portfolio valuation 31 March 2006				11,753

At 31 March 2006, the Group book value of properties of £11,714m (2005: £11,125m) comprises freeholds of £11,017m (2005: £10,402m), virtual freeholds of £109m (2005: £96m); long leaseholds of £577m (2005: £618m) and short leaseholds of £11m (2005: £9m).

Investment, development and trading properties were valued by external valuers other than where stated on the basis of open market value in accordance with the Appraisal and Valuation Manual published by The Royal Institution of Chartered Surveyors:

	2006 £m	2005 £m
Knight Frank	11,750	
Atisreal Weatheralls		10,802
FPD Savills	2	282
Jones Lang LaSalle (Republic of Ireland)		69
CB Richard Ellis B.V. (Netherlands)	1	1
Total Group property portfolio valuation	11,753	11,154

Properties valued at £7,709m (2005: £7,052m) were subject to a security interest and other properties of non-recourse companies amounted to £196m (2005: £42m).

Cumulative interest capitalised in investment and development properties amounts to £40m and £13m (2005: £37m and £4m) respectively. Included in leasehold properties is an amount of £32m (2005: £33m) in respect of property occupied by the Group. The historical cost of properties was £7,698m (2005: £8,149m).

12 Funds and joint ventures

British Land's summary share of profits of funds and joint ventures

	2006 £m	2005 £m
Gross rental income	**123**	73
Net rental income	**112**	68
Other income and expenditure	**(6)**	(3)
Net financing costs	**(67)**	(34)
Net underlying profit before tax	**39**	31
Net valuation gains on property and investments	**378**	169
Profit on ordinary activities before taxation	**417**	200
Current tax	**(9)**	(10)
Deferred tax	**(97)**	(32)
Profit on ordinary activities after taxation	**311**	158

Summary movement for the year of the investments in funds and joint ventures

	Equity £m	Loans £m	Total £m
At 1 April 2005	660	40	**700**
Acquired with Pillar Property PLC	594	5	**599**
Additions	1	11	**12**
Disposals	(50)	(38)	**(88)**
Share of profit after taxation	311		**311**
Distributions and dividends: capital	(277)		**(277)**
revenue	(25)		**(25)**
Hedging movements	2		**2**
At 31 March 2006	**1,216**	**18**	**1,234**

At 31 March 2006, the total investment in funds and joint ventures of £1,234m comprises £599m of investment in funds being Hercules Unit Trust (HUT), Hercules Income Fund (HIF) and Pillar Retail Europark Fund (PREF) and £635m investment in joint ventures, being the total of £589m and City of London Office Unit Trust (CLOUT) of £46m. At 31 March 2005, there were no investments in funds. Distributions in the year include £65m (£59m capital) received from HUT; £31m (£28m capital) received from CLOUT and £190m received from The Scottish Retail Property Limited Partnership.

With regard to funds and joint ventures, at 31 March 2006 the Group's share of:

(i) their properties, including finance and trading lease surpluses is £2,661m (2005: £1,353m).
(ii) their external net debt is £1,124m (2005: £502m).
(iii) the market value of their debt was £2m more than the Group's share of the book value (2005: £4m).

All fund and joint venture results have been shown for the period ended 31 March 2006. In the case of some joint ventures this period exceeds 12 months as the Group has aligned all period ends as a consequence of moving to quarterly reporting. The effect is not considered material to the current and prior year financial statements.

Funds' summary financial statements

All disclosures have been restated to British Land accounting policies under IFRS including deferred tax and excluding performance and management fees due to the Group.	Hercules Unit Trust	Hercules Income Fund	Pillar Retail Europark Fund	City of London Office Unit Trust	Britis Lan Shar
Percentage interest	34.64%	26.12%	34.16%	35.94%	
Date established	22 September 2000	16 September 2004	17 March 2004	6 November 2000	
Accounting period	8 months ended 31 March 2006	8 months ended 31 March 2006	5 months ended 31 December 2005	8 months ended 31 March 2006	
Summarised profit and loss accounts	£m	£m	£m	£m	£n
Gross rental income	70	6	6	20	35
Net rent and related income	68	5	5	19	34
Other income and expenditure	(3)		(1)	(1)	(2
Operating profit	65	5	4	18	32
Surplus (deficit) on revaluation	445	22	8	15	169
Disposal of fixed assets	2	1		13	6
Net external interest payable	(42)		(2)	(12)	(20
Profit (loss) before tax	470	28	10	34	187
Current tax	(7)	(1)	(1)	(1)	(4
Deferred tax	(89)	(5)	(8)	(6)	(37
Profit (loss) after tax	374	22	1	27	146
Summarised balance sheets					
Investment properties at valuation	3,113	157	202	102	1,225
Total properties	3,113	157	202	102	1,225
Current assets	33	6	14	123	71
Cash and deposits	32	3	6	12	20
Gross assets	3,178	166	222	237	1,316
Current liabilities	(44)	(5)	(10)	(71)	(54
Bank debt falling due within one year		(25)			(7
Bank debt falling due after one year	(298)		(117)	(38)	(156
Securitised debt	(957)				(332
Deferred tax	(337)	(5)	(15)		(122
Gross liabilities	(1,636)	(35)	(142)	(109)	(671
Net external assets	1,542	131	80	128	645
Represented by:					
Investors' capital	1,542	131	80	128	645
Total investment	1,542	131	80	128	645
Capital commitments			42		14

Joint ventures' summary financial statements

All disclosures have been restated to British Land accounting policies under IFRS	The Scottish Retail Property Limited Partnership	BL Davidson Ltd	BLT Properties Ltd	The Tesco British Land Property Partnership	Tesco BL Holdings Ltd
All joint ventures are held equally on a 50:50 basis					
Partners	Land Securities Group PLC	Manny Davidson, his family and trusts	Tesco PLC	Tesco PLC	Tesco PLC
Date established	March 2004	September 2001	November 1996	February 1998	November 1999
Accounting period	Year ended 31 March 2006	15 months ended 31 March 2006	15 months ended 31 March 2006	15 months ended 31 March 2006	15 months ended 31 March 2006
Summarised profit and loss accounts	£m	£m	£m	£m	£m
Gross rent and related income	50	41	19	12	34
Net rent and related income	34	39	18	11	33
Other income and expenditure	(2)	(3)		(1)	(1
Profit (loss) on property trading		1			
Operating profit	32	37	18	10	32
Surplus (deficit) on revaluation	41	99	61	28	128
Disposal of fixed assets		(1)			
Net interest – External	(22)	(20)	(13)	(5)	(22
– Shareholders			1		
Net interest (payable) receivable	(22)	(20)	(12)	(5)	(22
Profit (loss) before tax	51	115	67	33	138
Current tax	(3)	(5)	(1)	13	(3
Deferred tax	(29)	(28)	(18)	(8)	(36
Profit (loss) after tax	19	82	48	38	99
Summarised balance sheets					
Investment properties at valuation	665	698	344	181	630
Development and trading properties at cost		8			
Assets held under finance leases					
Total properties	665	706	344	181	630
Current assets	31	18	3	6	20
Upstream loans to joint venture shareholders			17		
Cash and deposits	16	16	12	5	18
Gross assets	712	740	376	192	668
Current liabilities	(41)	(31)	(11)	(18)	(33
Bank debt falling due within one year		(30)			
Bank debt falling due after one year		(83)	(185)	(87)	(315
Securitised debt	(427)				
Debentures		(114)			
Other non-current liabilities	(10)	(4)			
Deferred tax	(69)	(115)	(48)	(17)	(80
Gross liabilities	(547)	(377)	(244)	(122)	(428
Net external assets	165	363	132	70	240
Represented by:					
Shareholder loans					
Ordinary shareholders' funds/Partners' capital	165	363	132	70	240
Total investment	165	363	132	70	240
Capital commitments	32		17		1

Joint ventures' summary financial statements

All disclosures have been restated to British Land accounting policies under IFRS	BL Fraser Ltd	Other Joint Ventures	**British Land Share**	British Land Share 2005 Comparative
All joint ventures are held equally on a 50:50 basis				
Partners	House of Fraser plc			
Date established	July 1999			
Accounting period	14 months ended 31 March 2006			
Summarised profit and loss accounts	£m	£m	**£m**	£m
Gross rent and related income	16	3	**88**	73
Net rent and related income	16	5	**78**	68
Other income and expenditure	(1)		**(4)**	(3)
Profit (loss) on property trading		17	**9**	3
Operating profit	15	22	**83**	68
Surplus (deficit) on revaluation	26	5	**194**	160
Disposal of fixed assets	1			6
Net interest – External	(10)	(4)	**(48)**	(31)
– Shareholders		1	**1**	(3)
Net interest (payable) receivable	(10)	(3)	**(47)**	(34)
Profit (loss) before tax	32	24	**230**	200
Current tax	(4)	(7)	**(5)**	(10)
Deferred tax		(1)	**(60)**	(32)
Profit (loss) after tax	28	16	**165**	158
Summarised balance sheets				
Investment properties at valuation	286	32	**1,418**	1,325
Development and trading properties at cost			**4**	25
Assets held under finance leases		14	**7**	8
Total properties	286	46	**1,429**	1,358
Current assets	3	49	**65**	12
Upstream loans to joint venture shareholders		31	**24**	26
Cash and deposits	7	20	**47**	56
Gross assets	296	146	**1,565**	1,452
Current liabilities	(11)	(52)	**(98)**	(73)
Bank debt falling due within one year	(4)		**(17)**	(81)
Bank debt falling due after one year	(130)	(2)	**(401)**	(412)
Securitised debt			**(214)**	
Debentures			**(57)**	(57)
Other non-current liabilities	(2)		**(8)**	(11)
Deferred tax	(29)	(4)	**(181)**	(118)
Gross liabilities	(176)	(58)	**(976)**	(752)
Net external assets	120	88	**589**	700
Represented by:				
Shareholder loans	1	35	**18**	40
Ordinary shareholders' funds/Partners' capital	119	53	**571**	660
Total investment	120	88	**589**	700
Capital commitments		16	**33**	33

13 Other non-current assets

	Other investments £m	Intangible assets £m	Goodwill £m
At 1 April 2004	17		
Additions	98		73
Disposals/depreciation/impairment	(5)		
Revaluations	43		
At 31 March 2005	**153**		**73**
At 1 April 2005	153		73
Additions	3		
On corporate acquisition (see below)		75	167
Revaluation	92		
Amortisation		(10)	
Impaired in the year			(240
At 31 March 2006	**248**	**65**	

Other investments include British Land's investment in Songbird Estates PLC which was acquired for £98m in June 2004 and valued by a major independent firm of Chartered Accountants on the basis of open market value at £233m as at 31 March 2006 (2005: £140m).

Intangible assets relate to fund management contracts which are amortised over the expected remaining life of each contract.

Goodwill at 31 March 2005 related to the Spirit aquisition of £28m and the Debenhams acquisition of £45m. Goodwill in 2006 arose on the acquisitions set out below.

On 18 April 2005 the Group purchased the remaining 50% of the issued share capital of the BL West companies. The fair value of the consideration was £50m and there was no goodwill arising on acquisition.

On 28 July 2005 the Group acquired 100% of the issued share capital of Pillar Property PLC; the fair value of the consideration was £816m.

	Book value acquired				
	BL West Group of companies £m	Pillar Property PLC £m	Accounting policy adjustment £m	Fair value adjustment £m	**Fair value to Group £m**
Properties	92	311			**403**
Investment in unit trusts		682	3		**685**
Intangible assets – fund management contracts				75	**75**
Other net current assets (liabilities)	12	(11)	(7)		**(6**
Borrowings	(54)	(283)			**(337**
Loan notes		(12)			**(12**
	50	687	(4)	75	**808**
Deferred taxation (on units and intangible assets)		(86)		(23)	**(109**
Goodwill					**167**
					866
Satisfied by:					
Cash paid (total consideration)					**866**
Repayment of: borrowings					**391**
loan notes					**7**
Total amounts payable					**1,264**

Acquisition accounting has been finalised for all recent acquisitions. Adjustments to increase the deferred tax liability of £50m, and to recognise other liabilities of £10m have been made to the provisional amounts previously disclosed for the Pillar acquisition.

The Group's revenue for the year ended 31 March 2006 would have been £1,277m if Pillar Property PLC and the BL West group of companies had been acquired on1 April 2005; its profit after taxation would have been £1,220m.

The Group's profit after tax of £1,249m for the year ended 31 March 2006 includes post acquisition profits of £176m for Pillar Property PLC and £37m for the BL West group.

Goodwill has been tested for impairment by comparing the carrying value of the cash generating unit including goodwill to its recoverable amount. For the purpose of impairment testing, the Spirit portfolio, Debenhams portfolio and the investment in HUT, are each regarded as cash-generating units. The recoverable amount of each cash-generating unit is based on the fair value less costs to sell, with fair value being determined in the light of external property values. As a result of these impairment tests, a non-cash impairment charge of £240 million has been recognised to write off goodwill in full.

The Board's in principle decision to become a REIT will result in the derecognition of deferred tax provisions in the foreseeable future. Further, there has been a substantial rise in the values of the acquired assets. These two factors have given rise to the goodwill impairment.

14 Net debt

	Footnote	2006 £m	2005 £m
Secured on the assets of the Group			
Class A4 4.821% Bonds 2036	1.1	**396**	396
5.920% Secured Notes 2035	1.2	**62**	59
Class C2 5.098% Bonds 2035	1.1	**217**	215
Class B 4.999% Bonds 2033	1.1	**365**	365
Class A3 4.851% Bonds 2033	1.1	**175**	174
Class A1 Floating Rate Bonds 2032	1.1	**224**	224
Class A2 4.949% Bonds 2031	1.1	**308**	314
Class A2 4.482% Bonds 2030	1.3, 2	**257**	
Class M1 Floating Rate Bonds 2030	1.3, 2	**83**	
Class B2 5.270% Bonds 2030	1.3, 2	**239**	
Class B3 5.578% Bonds 2030	1.3, 2	**49**	
Class C1 Floating Rate Bonds 2030	1.3, 2	**69**	
Class D1 Floating Rate Bonds 2030	1.3, 2	**53**	
Class D Floating Rate Bonds 2025	1.1	**147**	149
7.743% Secured Notes 2025	1.4, 3		20
Class C1 Floating Rate Bonds 2022	1.1	**234**	234
8⅞% First Mortgage Debenture Bonds 2035		**247**	247
9⅜% First Mortgage Debenture Stock 2028		**197**	197
10½% First Mortgage Debenture Stock 2019/24		**13**	13
11⅜% First Mortgage Debenture Stock 2019/24		**20**	20
6¾% First Mortgage Debenture Bonds 2020	1.5	**205**	206
6¾% First Mortgage Debenture Bonds 2011	1.5	**103**	103
Bank loan	1.6, 4		45
Loan notes		**5**	
		3,668	2,981
Unsecured			
Class A1 5.260% Unsecured Notes 2035	1.2	**586**	572
Class B 5.793% Unsecured Notes 2035	1.2	**97**	99
Class C Fixed Rate Unsecured Notes 2035	1.2	**87**	84
Class A2 (C) 6.457% Unsecured Notes 2025	1.4, 3		212
Class B2 6.998% Unsecured Notes 2025	1.4, 3		206
Class B3 7.243% Unsecured Notes 2025	1.4, 3		21
Class A1 6.389% Unsecured Notes 2016	1.4, 3		80
Class B1 7.017% Unsecured Notes 2016	1.4, 3		80
Class A2 5.555% Unsecured Notes 2013	1.2	**35**	40
		805	1,394
6.30% Senior US Dollar Notes 2015	5	**88**	81
10¼% Bonds 2012		**2**	2
7.35% Senior US Dollar Notes 2007	5	**92**	85
Bank loans and overdrafts		**1,049**	1,619
		2,036	3,181
Gross debt	6	**5,704**	6,162
Interest rate derivatives: liabilities		**48**	60
Interest rate derivatives: assets		**(26)**	(10
		5,726	6,212
Cash and short-term deposits	7	**(133)**	(151
Net debt		**5,593**	6,061

1 These borrowings are obligations of ring-fenced, special purpose companies, with no recourse to other companies or assets in the Group:

	2006 £m	2005 £m
1.1 Broadgate Financing PLC	**2,066**	2,071
1.2 MSC (Funding) PLC	**867**	854
1.3 BL Superstores Finance PLC	**750**	
1.4 BLSSP (Funding) PLC		619
1.5 BL Universal PLC	**308**	309
1.6 BLU Nybil Ltd		45

2 A total of £753m Bonds were issued by BL Superstores Finance PLC on 28 February 2006.

3 All the outstanding Notes of BLSSP (Funding) PLC were redeemed on 28 February 2006.

4 The outstanding balance drawn under the BLU Nybil Ltd Term Loan was repaid on 31 March 2006.

5 Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.

6 The principal amount of gross debt at 31 March 2006 was £5,716m (2005: £6,209m). Included in this, the principal amount of secured borrowings and other borrowings of non-recourse companies was £4,470m (2005: £4,393m).

7 Cash and deposits not subject to a security interest amount to £36m (2005: £54m).

14 Net debt (continued)

Hedge accounting

The Group uses interest rate swaps to hedge exposure to the variability in cash flows on floating rate debt, such as revolving bank facilities and floating rate bonds, caused by movements in market rates of interest. At 31 March 2006 the market value of these derivatives, which have been designated as cash flow hedges under IAS 39, is a liability of £21m (2005: £16m – liability).

The cross currency swaps, which fully hedge the foreign exchange exposure on the US Private Placements, have been designated as cash flow hedges. The market value of these is a liability of £20m (2005: £31m – liability).

The cash flows occur and enter into the determination of profit and loss until the maturity of the hedged debt. The table below summarises foreign currency denominated and variable rate debt hedged at 31 March 2006.

Cash flow hedged debt		2006 £m	2005 £m
Outstanding:	after one year	**1,913**	1,998
	after two years	**2,262**	2,103
	after five years	**2,235**	2,042
	after ten years	**320**	427

The Group also uses interest rate swaps as a hedge of the exposure to changes in fair value on long dated fixed rate debt caused by movements in market rates of interest. The market value of interest rate swaps designated as fair value interest rate hedges of fixed rate debt is an asset of £20m (2005: £1m – liability).

Details of the financing policy and risk management are set out on pages 50 to 53.

Interest rate profile – including effect of derivatives

	2006 £m	2005 £m
Fixed rate	**5,203**	5,360
Capped rate	**100**	100
Variable rate (net of cash)	**290**	601
Net debt	**5,593**	6,061

All the above debt is effectively Sterling based except for £32m (2005: £84m) of Euro debt of which £nil (2005: £46m) is fixed and the balance floating. At 31 March 2006 the weighted average interest rate of the Sterling fixed rate debt is 5.81% (2005: 6.08%). The weighted average period for which the rate is fixed is 16.0 years (2005: 16.1 years). The floating rate debt is set for periods of the Company's choosing at the relevant LIBOR (or similar) rate.

Maturity analysis of net debt

		2006 £m	2005 £m
Repayable:	within one year and on demand	**129**	408
between:	one and two years	**64**	259
	two and five years	**1,348**	1,328
	five and ten years	**576**	533
	ten and fifteen years	**746**	795
	fifteen and twenty years	**835**	580
	twenty and twenty five years	**854**	948
	twenty five and thirty years	**1,152**	1,001
	thirty and thirty five years		310
		5,575	5,754
Gross debt		**5,704**	6,162
Interest rate derivatives		**22**	50
Cash and short-term deposits		**(133)**	(151)
Net debt		**5,593**	6,061

Total borrowings where any instalments are due after five years is £3,120m (2005: £3,064m).

14 Net debt (continued)

Maturity of committed undrawn borrowing facilities

		2006 £m	2005 £m
Expiring:	within one year	**822**	114
between:	one and two years	**25**	95
	two and three years	**554**	10
	three and four years	**118**	442
	four and five years	**763**	132
	over five years		25
Total		**2,282**	818

The above facilities are those freely available to be drawn for Group purposes. There are additional undrawn 364 day revolving liquidity facilities of £185m and £115m which are only available for requirements of the Broadgate and Superstore securitisations, respectively.

Comparison of market values and book values

	2006			2005		
	Market value £m	**Book value £m**	**Difference £m**	Market value £m	Book value £m	Difference £m
Securitisations	**3,765**	**3,683**	**82**	3,581	3,544	37
Debentures and unsecured bonds	**1,269**	**967**	**302**	1,191	954	237
Bank debt and other floating rate debt	**1,054**	**1,054**		1,664	1,664	
Cash and short-term deposits	**(133)**	**(133)**		(151)	(151)	
	5,955	**5,571**	**384**	6,285	6,011	274
Other financial (assets) liabilities						
– interest rate derivative assets	**(26)**	**(26)**		(10)	(10)	
– interest rate derivative liabilities	**48**	**48**		60	60	
	22	**22**		50	50	
Total	**5,977**	**5,593**	**384**	6,335	6,061	274

The differences are shown before any tax relief. Short-term debtors and creditors have been excluded from the disclosures.

The fair values of fixed rate debt have been established by obtaining quoted market prices from brokers. Where market prices are not available discounted cash flow calculations have been carried out on behalf of the Group by UBS and Barclays Capital. The bank debt has been valued assuming it could be renegotiated at contracted margins. The derivatives have been valued using market data by the independent treasury adviser, Record Currency Management.

15 Debtors

	2006 £m	2005 £m
Trade and other debtors	**72**	39
Prepayments and accrued income	**12**	5
Corporation tax	**8**	22
Interest rate derivatives*	**26**	10
	118	76

* Includes contracted cash flow with a maturity greater than one year at fair value.

Trade and other debtors are shown after deducting a provision for bad and doubtful debts of £11m (2005: £9m). The charge to the income statement was £3m (2005: £3m).

The directors consider that the carrying amount of trade and other debtors approximates their fair value. There is no concentration of credit risk with respect to trade debtors as the Group has a large number of customers.

16 Creditors

	2006 £m	2005 £m
Trade creditors	**67**	38
Amounts owed to joint ventures	**26**	28
Other taxation and social security	**7**	13
Accruals and deferred income	**269**	212
Interest rate derivatives*	**48**	60
	417	351

* Includes contracted cash flow with a maturity greater than one year at fair value.

Trade payables are interest free and have settlement dates within one year. The directors consider that the carrying amount of trade and other payables approximates their fair value.

17 Other non-current liabilities

	2006 £m	2005 £m
Obligations under finance leases	**28**	28
Minority interest	**5**	5
Retirement benefit obligations (net)	**11**	4
	44	37

18 Leasing

Operating leases with tenants

The Group leases out all of its investment properties under operating leases for average lease terms of 16 years to expiry. The future aggregate minimum rentals receivable under non-cancellable operating leases are as follows:

	2006 £m	2005 £m
Less than one year	**488**	507
Between two and five years	**2,031**	2,215
Between six and ten years	**2,332**	2,601
Between 11 and 15 years	**1,856**	2,166
Between 16 and 20 years	**1,062**	1,332
After 20 years	**1,112**	1,331
	8,881	10,152

Contingent rents of £2m (2005: £1m) were recognised in the year.

Obligations under finance leases

The Group's leasehold investment properties are typically under non-renewable leases without significant restrictions.

Finance lease liabilities are payable as follows, no contingent rents are payable in either period:

	2006			2005		
	Minimum lease payments £m	**Interest £m**	**Principal £m**	Minimum lease payments £m	Interest £m	Principal £m
British Land Group						
Less than one year	**2**	**2**		2	2	
Between one and five years	**9**	**8**	**1**	9	8	1
More than five years	**200**	**173**	**27**	203	176	27
	211	**183**	**28**	214	186	28

19 Notes to the cash flow statement

Reconciliation of profit on ordinary activities before tax to cash generated from operations

	2006 £m	2005 £m
Profit on ordinary activities before tax	**1,590**	738
Non-cash movements		
Net valuation gains on investment properties and investments		
Revaluation of properties	**(1,203)**	(550)
Revaluation of investments	**(92)**	(43)
Gains on investment property disposals and property derivatives	**(166)**	(16)
	(1,461)	(609)
Share of profits after tax of funds and joint ventures	**(311)**	(158)
Spreading of tenant incentives, guaranteed rent uplifts and letting fees	**(55)**	(38)
Impairment of goodwill	**240**	
Negative goodwill		(2)
Depreciation and amortisation	**11**	1
Share options, share awards and pension funding	**20**	8
	(1,556)	(798)
Changes to working capital and other cash movements		
Net financing costs	**369**	326
Refinancing charges (as described in note 7)	**122**	180
Dividends received	**(16)**	
Share options, share awards and pension funding	**(6)**	
Decrease in trading properties		6
(Increase) decrease in debtors	**(9)**	1
(Decrease) increase in creditors	**(39)**	11
	421	524
Cash generated from operations	**455**	464

20 Share capital and reserves

	Number of shares	Ordinary shares £m	Share premium £m	Total £m
Issued, called up and fully paid 1 April 2004	487,999,692	122	1,109	1,231
Shares issued	30,307,328	8	140	148
Issued, called up and fully paid 31 March 2005	**518,307,020**	**130**	**1,249**	**1,379**
Issued, called up and fully paid 1 April 2005	518,307,020	130	1,249	1,379
Shares issued	878,269		4	4
Issued, called up and fully paid 31 March 2006	**519,185,289**	**130**	**1,253**	**1,383**

The authorised share capital, being 25p ordinary shares, increased from 799,200,000 at 1 April 2005 to 800,000,000 at 31 March 2006.

Other reserves

Other reserves at 31 March 2006 were £79m (2005: £12m) which comprises the following reserve accounts:

(i) Hedging reserve – The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow and foreign currency hedging instruments.

(ii) Translation reserve – The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as the translation of the liabilities that hedge the Company's net investment in a foreign subsidiary.

(iii) Revaluation reserve – The revaluation reserve relates to development properties and other investments.

(iv) Equity reserve – represented the equity component of the irredeemable convertible bonds, which were converted during the year ended 31 March 2005, net of the related deferred tax asset.

20 Share capital and reserves (continued)

At 31 March 2006, options over 6,330,749 ordinary shares were outstanding under Employees Share Option Plans. Details of outstanding share options, restricted and performance shares awarded to employees including executive directors are set out below:

Date of grant	At 1 April 2005	Granted	Exercised/ vested	Forfeits	At 31 March 2006	Exercise/ share price at grant date pence	Exercise dates From	To
Share options								
1984 Share Option Scheme								
23.01.96	353,700		(353,700)			394	23.01.99	22.01.06
23.01.96	313,843		(313,843)			394	23.01.01	22.01.06
	667,543		(667,543)					
Sharesave Scheme								
01.02.01	20,398		(19,968)	(430)		359	01.02.06	31.07.06
01.09.01	6,425				6,425	399	01.09.06	28.02.07
01.03.02	12,198		(4,764)	(2,258)	5,176	377	01.03.07	31.08.07
01.09.02	9,897		(9,440)	(457)		443	01.09.05	28.02.06
01.09.02	3,211				3,211	443	01.09.07	29.02.08
01.03.03	31,044		(27,563)	(218)	3,263	359	01.03.06	31.08.06
01.03.03	22,233		(740)	(3,835)	17,658	359	01.03.08	31.08.08
01.09.03	16,467		(796)	(942)	14,729	383	01.09.06	28.02.07
01.09.03	3,990		(745)	(1,250)	1,995	383	01.09.08	28.02.09
01.03.04	47,851		(820)	(2,226)	44,805	472	01.03.07	31.08.07
01.03.04	32,569			(671)	31,898	472	01.03.09	31.08.09
01.03.05	53,010		(532)	(2,739)	49,739	648	01.03.08	31.08.08
01.03.05	51,357		(682)	(6,203)	44,472	648	01.03.10	31.08.10
23.06.05		20,200		(864)	19,336	701	01.09.08	28.02.09
23.06.05		4,334			4,334	701	01.09.10	28.02.11
22.12.05		24,861		(2,928)	21,933	804	01.03.09	31.08.09
22.12.05		13,170		(160)	13,010	804	01.03.11	31.08.11
	310,650	62,565	(66,050)	(25,181)	281,984			
Long-Term Incentive Plan								
25.09.03	868,397		(84,166)	(46,560)	737,671	502	25.09.06	24.09.13
12.12.03	802,500		(9,702)	(9,048)	783,750	552	12.12.06	11.12.13
28.05.04	1,557,062		(39,877)	(122,365)	1,394,820	663	28.05.07	27.05.14
29.11.04	900,279		(4,671)	(27,561)	868,047	796	29.11.07	28.11.14
31.05.05		1,019,871		(116,449)	903,422	877	31.05.08	30.05.15
05.12.05		550,741			550,741	994	05.12.08	04.12.15
	4,128,238	1,570,612	(138,416)	(321,983)	5,238,451			
Options granted under MIP								
17.08.05		810,314			810,314	387	28.07.06	23.08.08
Total	**5,106,431**	**2,443,491**	**(872,009)**	**(347,164)**	**6,330,749**			
Weighted average exercise price of options								
	596p	738p	420p	712p	669p			

Date of grant	At 1 April 2005	Granted	Exercised/ vested	Forfeits	At 31 March 2006	pence		Vesting date
Performance shares								
Restricted Share Plan*								
23.07.02	566,119	283,059	(849,178)			530		23.07.05
20.12.02	264,250	131,041	(395,291)			440		20.12.05
12.06.03	398,250	712	(7,212)		391,750	510		12.06.06
	1,228,619	414,812	(1,251,681)		391,750			
Long-Term Incentive Plan*								
25.09.03	289,464		(28,055)	(15,520)	245,889	502		25.09.06
12.12.03	267,500		(3,234)	(3,016)	261,250	552		12.12.06
28.05.04	519,007		(13,292)	(40,788)	464,927	663		28.05.07
29.11.04	300,093		(1,557)	(9,187)	289,349	796		29.11.07
31.05.05		428,140		(38,818)	389,322	877		31.05.08
05.12.05		221,709			221,709	994		05.12.08
	1,376,064	649,849	(46,138)	(107,329)	1,872,446			
Recruitment Award Agreement*								
29.11.04	36,671		(36,671)			818		12.11.05
Co-investment Share Plan*								
29.11.04	61,957				61,957	807		29.11.07
Total	**2,703,311**	**1,064,661**	**(1,334,490)**	**(107,329)**	**2,326,153**			
Weighted average price of performance shares								
	583p	755p	512p	725p	695p			

* At 31 March 2006 the British Land Share Ownership Plan, a discretionary trust established to facilitate the operation of the incentive schemes, held 2,520,546 ordinary shares, with a market value of £31,279,976, in respect of RSP restricted, LTIP performance and Co-investment Share Plan shares (2005: 2,714,576, £21,825,191). The amount of shares which eventually vests for the RSP restricted and LTIP performance shares depends on actual performance against net asset value per share targets and a three year service period. The amount of shares which eventually vest for the Co-investment Share Plan depends on a three year service period and is conditional on the prior acquisition by Stephen Hester of a matching number of shares which must be retained for a three year period.

21 Dividend

The proposed final dividend of 11.8 pence per share, totalling £61m (2005: 10.9 pence per share, totalling £57m) was approved by the Board on 22 May 2006 and is payable on 18 August 2006 to shareholders on the register at the close of business on 21 July 2006.

The consolidated statement of changes in equity shows total dividends paid per share of 16.1 pence comprising the 2006 interim dividen of £27m, representing 5.2 pence per share, that was paid on 17 February 2006, as well as the 2005 final dividend, that was paid on 19 Augus 2005.

22 Segment information

Primary and secondary segments

Since the UK is the predominant location of the Group's property portfolio, these financial statements and related notes represent the result and financial position of the Group's primary business segment. The secondary reporting format by property use is shown below:

	Offices		Retail		Other		Total	
	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	200 £
Net rental income: Group only	**238**	236	**318**	255	**33**	26	**589**	51
Segment assets	**5,189**	4,795	**7,400**	6,333	**923**	1,150	**13,512**	12,27
Capital expenditure	**491**	114	**506**	851	**45**	251	**1,042**	1,21

Segment assets include the Group's share of Funds and Joint Ventures.

23 Capital commitments

	2006 £m	200 £
British Land	**1,077**	53
Share of funds (note 12)	**14**	
Share of joint ventures (note 12)	**33**	3
	1,124	56

24 Contingent liabilities

There were no contingent liabilities of the parent for guarantees to third parties at 31 March 2006 (2005: £Nil).

TPP Investments Limited, a wholly owned ring-fenced special purpose subsidiary, is a partner in The Tesco British Land Propert Partnership and, in that capacity, has entered into a secured bank loan under which its liability is limited to £44m (2005: £44m) and recourse i only to the partnership assets.

25 Related party transactions

Sir John Ritblat has an effective 1.24% equity interest and is non-executive chairman of Colliers CRE PLC who are amongst the Group' managing agents and as such receive fees for their services.

Sir Derek Higgs is a non-executive director of Jones Lang LaSalle who are amongst the Group's managing agents and as such receive fee for their services.

Details of transactions with joint ventures and unit trusts including debt guarantees by the Company are given in notes 4 and 24. Durin the year the Group recognised performance and management fees receivable from unit trusts of £26m (2005: £nil) and joint ventur management fees of £3m (2005: £1m).

26 First time adoption of International Financial Reporting Standards (IFRS)

IFRS transitional arrangements

When preparing the Group's IFRS balance sheet at 1 April 2004, the date of transition, the following material optional exemptions from full retrospective application of IFRS accounting policies have been adopted:

(i) Business combinations – the provisions of IFRS 3 'Business combinations' have been applied prospectively from 1 April 2004. The Group has chosen to not restate business combinations that took place before the date of transition; and

(ii) Employee benefits – the accumulated actuarial gains and losses in respect of employee defined benefit plans have been recognised in full through reserves.

Financial Instruments – the Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the option that would enable the Group to only apply these standards from 1 April 2005.

Reconciliations and explanatory notes on how the transition to IFRS has affected profit and net assets previously reported under UK Generally Accepted Accounting Principles are given below.

Profit and loss account reconciliation for the year ended 31 March 2005

	UK GAAP results in IFRS format £m	Income taxes IAS 12 £m	Property, plant and equipment IAS 16 £m	Leases IAS 17 £m	Investment property IAS 40 £m	Operating leases – incentives SIC 15 £m	Financial instruments IAS 32/39 £m	Other £m	IFRS £m
Net rental and related income	504			2		11			517
Administrative expenses	(49)								(49)
Other income	6							2	8
Share of net profit of joint ventures	32	(33)			160		1	(2)	158
Refinancing of Broadgate	(180)								(180)
Net financing costs	(317)			(2)			(7)		(326)
Net valuation gains (includes profits on disposals)	16				605	(11)			610
Profit on ordinary activities before tax	12	(33)			765		(6)		738
Taxation credit (expense)	46	(130)							(84)
Profit for the year	58	(163)			765		(6)		654

Balance sheet reconciliation at 31 March 2005

	UK GAAP balances in IFRS format £m	Opening balance sheet adjustment £m	Income taxes IAS 12 £m	Properties, plant and equipment IAS 16 £m	Leases IAS 17 £m	Financial instruments IAS 32/39 £m	Investment property IAS 40 £m	Business combi-nations IFRS 3 £m	Other* £m	IFRS £m
Assets										
Non-current assets										
Investment properties	11,037	(96)		(53)	6		(17)			10,877
Development properties		156		56						212
	11,037	60		3	6		(17)			11,089
Other non-current assets										
Investments in joint ventures	804	(71)	(34)		(1)	4		(2)		700
Other investments	153									153
Goodwill	(18)	14						77		73
	11,976	3	(34)	3	5	4	(17)	75		12,015
Current assets										
Trading properties	36									36
Debtors	67					9				76
Cash and short-term deposits	151									151
	254					9				263
Total assets	12,230	3	(34)	3	5	13	(17)	75		12,278
Liabilities										
Current liabilities										
Short-term borrowings and overdrafts	(408)									(408)
Creditors	(349)	50				(59)			7	(351)
	(757)	50				(59)			7	(759)
Non-current liabilities										
Debentures and loans	(5,784)	(3)				33				(5,754)
Convertible bonds		69							(69)	
Other non-current liabilities	(8)	(22)			(6)				(1)	(37)
Deferred tax liabilities	(101)	(666)	(105)					(75)	2	(945)
	(5,893)	(622)	(105)		(6)	33		(75)	(68)	(6,736)
Total liabilities	(6,650)	(572)	(105)		(6)	(26)		(75)	(61)	(7,495)
Net assets	5,580	(569)	(139)	3	(1)	(13)	(17)		(61)	4,783
Equity										
Share capital	130									130
Share premium account	1,252								(3)	1,249
Other reserves	3,395	(2,568)	24	3	(1)	(5)	(769)	(2)	(65)	12
Retained earnings	803	1,999	(163)			(8)	752	2	7	3,392
Total equity shareholders' funds	5,580	(569)	(139)	3	(1)	(13)	(17)		(61)	4,783

* Other includes the incremental adjustment for dividends not recognised until approved.

26 First time adoption of International Financial Reporting Standards (IFRS) (continued)

Balance sheet reconciliation at 1 April 2004

	UK GAAP balances in IFRS format £m	Property, plant and equipment IAS 16 £m	Investment property IAS 40 £m	Business combi-nations IFRS 3 £m	Leases IAS 17 £m	Events after the balance sheet date IAS 10 £m	Financial instruments IAS 32/39 £m	Income taxes IAS 12 £m	Other £m	IFR £
Assets										
Non-current assets										
Investment properties	9,279	(138)	20		22					9,18
Development properties		156								15
	9,279	18	20		22					9,33
Other non-current assets										
Investments in joint ventures	658			19			(12)	(76)	(2)	58
Other investments	3			14						1
	9,940	18	20	33	22		(12)	(76)	(2)	9,94
Current assets										
Trading properties	42									4
Debtors	40									4
Cash and short-term deposits	174									17
	256									25
Total assets	10,196	18	20	33	22		(12)	(76)	(2)	10,19
Liabilities										
Current liabilities										
Short-term borrowings and overdrafts	(485)									(48
Creditors	(385)					49	1			(33
	(870)					49	1			(82
Non-current liabilities										
Debentures and loans	(4,406)						(3)			(4,40
Convertible bonds	(149)						69			(8
Other non-current liabilities					(22)					(2
Deferred tax liabilities	(101)							(666)		(76
	(4,656)				(22)		66	(666)		(5,27
Total liabilities	(5,526)				(22)	49	67	(666)		(6,09
Net assets	4,670	18	20	33		49	55	(742)	(2)	4,10
Equity										
Share capital	122									12
Share premium account	1,109									1,10
Other reserves	2,617	71	(2,668)				49	(20)		4
Retained earnings	822	(53)	2,688	33		49	6	(722)	(2)	2,82
Total equity shareholders' funds	4,670	18	20	33		49	55	(742)	(2)	4,10

Explanations of the adjustments made to the UK GAAP income statement and balance sheets are as follows:

Income taxes IAS 12

IFRS requires that deferred tax is recognised where assets are held at values greater than their tax base cost (usually historical cost). This deferred tax provision is reversed for th industry proposed performance measures of Adjusted Net Asset Value and underlying earnings per share.

The basis of calculating this provision varies depending on whether value is expected to be achieved through sales or retention in the business. As British Land has a prove record of portfolio recycling through sales and a committed strategy to recycle its capital the deferred tax provision is calculated on the basis that assets will be sold and take account of available loss relief including indexation, but does not assume any mitigation that could be achieved through tax structuring.

Business combinations IFRS 3

Under IFRS corporate acquisitions are treated as either business combinations or asset acquisitions.

Under business combinations the purchase consideration is compared to the fair value of the assets and liabilities of the company acquired and any excess is recognised a goodwill. In property acquisitions it is from time to time common for less than a full deduction to be made in the purchase price for contingent CGT, in recognition that contingent CG may not be crystallised for some time, if at all. IFRS prohibits any revision of the deferred tax to its fair value and therefore goodwill may arise on acquisition accounting, equal to th amount of deferred tax provided and not discounted in the purchase price.

Asset acquisitions arise when an asset, or a group of assets, that does not constitute a business is acquired. Under the asset acquisition method the assets and liabilities ar treated as though acquired individually even if acquired in a corporate entity. There is no deferred tax relating to revaluations as the assets are treated as acquired at cost. Under thi method there is no goodwill.

All corporate acquisitions in prior years and in the year to 31 March 2005 have been treated as business combinations.

Properties and leases IAS 16, IAS 40 and IAS 17

Under IFRS, we are required to distinguish between properties let under operating leases and those let under finance leases. This distinction is made at the inception of the lease an is not reassessed over the life of the lease unless the lease terms are varied significantly. Operating leases continue to be shown as a property interest in the balance sheet, but wher a finance lease has been identified, IFRS requires the value of the cash flows related to the buildings to be shown as a debtor and the land as a property interest. Income is shown o the building element on a financial rather than a rental basis.

British Land has worked closely with the British Property Federation (BPF) on guidance notes for the application of IFRS in a UK context (se www.bpf.org.uk/files/resdoc1104943394189 14-1.pdf). A comprehensive review of the terms of each of our leases has been undertaken using the approach recommeded by the BP this review has identified only one material finance lease within one joint venture.

Financial instruments IAS 32 and IAS 39

British Land uses derivatives to manage its interest rate risk. Under IFRS all derivatives, including hedges, are held on the balance sheet at fair value. The default treatment under thi standard is for movements in the fair value to be recognised in the income statement, where they will impact reported profits. However, if an entity can demonstrate that its derivative are effective hedges of specific risks it can choose to adopt hedge accounting. The Group has chosen to adopt hedge accounting.

Under the transitional rules for IFRS, companies may elect to commence application of IAS 39 with effect from 1 April 2005. British Land has chosen to apply IAS 39 in fu retrospectively and not use this election.

Derivatives which hedge the Group's floating rate bank debt are classified as cash flow hedges and movements in their fair value are recognised in the hedging reserve, which i part of equity reserves.

The mark-to-market adjustment on financial instruments and related taxation effects are reversed in calculating Adjusted Net Asset Value.

Cash flow

The only changes to the cash flow statement are presentational. The UK GAAP decrease in cash of £38m for the year ended 31 March 2005 has been restated as a decrease in cas and cash equivalents of £19m following the reclassification of term deposits as cash and cash equivalents which increased by £19m in the year ended 31 March 2005.

Table A

Summary income statement based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It presents the results of the Group, with funds and joint ventures consolidated on a line by line, i.e. proportional basis. The underlying profit before tax (£228m) and total profit after tax (£1,249m) are the same as presented in the financial statements.

	Year ended 31 March 2006 £m	Year ended 31 March 2005 £m
Gross rental income	**751**	630
Net rental income	**701**	585
Fees and other income	**51**	9
Administrative expenses	**(88)**	(53
Net interest costs	**(436)**	(360
Underlying profit before tax	**228**	181
Debt refinancing costs	**(122)**	(180
Revaluation of properties and investments	**1,658**	753
Gains on property disposals	**182**	26
Amortisation of intangible asset	**(10)**	
Impairment of goodwill	**(240)**	
Profit on ordinary activities before tax	**1,696**	780
Tax charge relating to underlying profit	**(43)**	(42
Deferred tax arising on revaluation movements	**(404)**	(84
	(447)	(126
Profit for the year after taxation	**1,249**	654
Underlying earnings per share – diluted basis	**36p**	27

The underlying earnings per share is calculated on pre-tax profit of £228m (2005: £181m), tax attributable to underlying profits of £43m (2005: £42m) and fully diluted shares numbering 521m (2005: 519m). Gross rental income excludes service charge receivable.

Pro-forma summary balance sheets based on proportional consolidation

The following pro forma information does not form part of the consolidated primary statements or the notes thereto. It presents the composition of the EPRA net assets of the Group, with share of funds and joint venture assets and liabilities included on a line by line, i.e. proportional basis and assuming full dilution.

	2006 £m	2005 £m
Retail properties	**8,775**	6,879
Office properties	**5,200**	4,849
Other properties	**439**	779
Total properties	**14,414**	12,507
Other investments	**250**	153
Intangible assets	**65**	
Other net liabilities	**(243)**	(209
Net debt	**(6,684)**	(6,538
EPRA net assets	**7,802**	5,913
EPRA NAV per share	**1486p**	1128

Table A (continued)

Calculation of EPRA NNNAV per share	2006 £m	200 £r
EPRA net assets	**7,802**	5,913
Less:		
Deferred tax arising on revaluation movements	**(1,530)**	(963
Mark-to-market on interest rate swaps	**(33)**	(24
Mark-to-market on debt	**(386)**	(278
Tax relief arising thereon	**125**	90
EPRA triple net asset value	**5,978**	4,738
EPRA NNNAV per share	**1139p**	904

Total property valuations including share of funds and joint ventures	2006 £m	200 £r
British Land Group	**11,753**	11,154
Share of funds and joint ventures		
Investment properties	**2,651**	1,321
Development properties		4
Trading properties at cost	**4**	25
Finance lease properties	**7**	8
External valuation surplus on trading properties	**3**	2
External valuation surplus on finance lease properties	**4**	4
Head lease liabilities	**(8)**	(11
	2,661	1,353
Total property portfolio valuation	**14,414**	12,507

Pro-forma summary balance sheets based on proportional consolidation and assuming full dilution

	Group £m	Share of funds £m	Share of joint ventures £m	Deferred tax £m	Mark-to-market of interest rate swaps £m	Surplus on trading properties £m	Dilution effect of options £m	Head lease £m	**EPRA Net assets 2006 £m**	EPRA Net asset 200 £r
Total properties	11,714	1,225	1,429			74		(28)	**14,414**	12,507
Investment in funds and jvs	1,234	(645)	(589)							
Other investments	248								**248**	153
Intangible assets	65								**65**	
Other net liabilities	(1,652)	(105)	(191)	1,636			43	28	**(241)**	(209
Net debt	(5,593)	(475)	(649)		33				**(6,684)**	(6,538
Net assets	**6,016**			**1,636**	**33**	**74**	**43**		**7,802**	5,913
EPRA NAV per share									**1486p**	1128

Segment information

Primary and secondary segments

Since the UK is the predominant location of the Group's property portfolio, these financial statements and related notes represent the results and financial position of the Group's primary business segment. The secondary reporting format by property use is shown below:

	Offices		Retail		Other		Total	
	2006 £m	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m	**2006 £m**	2005 £m
Net rental income								
British Land Group	**238**	236	**318**	255	**33**	26	**589**	517
Share of funds and joint ventures	**12**	10	**98**	56	**2**	2	**112**	68
Total	**250**	246	**416**	311	**35**	28	**701**	585
Segment assets								
British Land Group	**5,105**	4,712	**6,307**	5,771	**866**	1,095	**12,278**	11,578
Share of funds and joint ventures	**153**	157	**2,546**	1,136	**182**	159	**2,881**	1,452
Total	**5,258**	4,869	**8,853**	6,907	**1,048**	1,254	**15,159**	13,030
Capital expenditure								
British Land Group	**491**	114	**506**	851	**45**	251	**1,042**	1,216
Share of funds and joint ventures	**210**	1	**1,071**	72	**6**	10	**1,287**	83
Total	**701**	115	**1,577**	923	**51**	261	**2,329**	1,299

Detailed Consolidated Income Statement

Year ended 31 March 2005 £m		Note	Six months ended 30 September 2005 Underlying pre-tax* £m	Six months ended 30 September 2005 Capital, tax and other £m	Three months ended 31 December 2005 Underlying pre-tax* £m	Three months ended 31 December 2005 Capital, tax and other £m	Three months ended 31 March 2006 Underlying pre-tax* £m	Three months ended 31 March 2006 Capital, tax and other £m	Year en 31 Ma 2
604	**Gross rental and related income**	3	340		180		170		6
517	**Net rental and related income**		305		147		137		5
8	Fees and other income	4	9		25		16		
	Amortisation of intangible asset	13		(3)		(3)		(4)	(
158	Funds and joint ventures (see also below)	12	14	66	11	129	14	77	3
(49)	Administrative expenses		(36)		(18)		(27)		(
610	Net valuation gains (includes profits on disposals)	6		596		420		446	1,4
	Goodwill impairment	13						(240)	(2
	Net financing costs								
28	– financing income		35		26		(11)		5
(354)	– financing expenses		(225)		(120)		(74)		(4
(180)	– refinancing charges						(122)		(12
(506)		7	(190)		(94)		(207)		(49
738	**Profit on ordinary activities before taxation**		102	659	71	546	(67)	279	1,59
	Taxation credit (expense)								
46	– current			(11)		3		1	(
(130)	– deferred			(135)		(112)		(87)	(33
(84)		10		(146)		(109)		(86)	(34
654	**Profit for the period after taxation attributable to shareholders of the Company**			615		508		126	1,24
27p	Earnings per share: underlying*	2		15p		12p		9p	3
	Share of results of funds and joint ventures								
31	Operating profit pre-tax		14		11		14		3
169	Net valuation gains on property and investments			82		184		112	378
(10)	Current tax			(4)		(4)		(1)	(9
(32)	Deferred tax			(12)		(51)		(34)	(97
158		12	14	66	11	129	14	77	311

* As defined in note 2

Company Balance Sheet

Prepared in accordance with UK GAAP
as at 31 March 2006

	Note	2006 £m	Restated* 2005 £m
Non-current assets			
Investments and loans to subsidiaries	e	**14,721**	12,963
Investments in joint ventures	e	**26**	26
Other investments	e	**11**	11
		14,758	13,000
Current assets			
Debtors	f	**252**	152
Cash and short-term deposits	h	**13**	21
		265	173
Current liabilities			
Short-term borrowings and overdrafts	h	**(102)**	(380)
Creditors	g	**(95)**	(57)
Amounts due to subsidiaries		**(10,167)**	(8,546)
		(10,364)	(8,983)
Net current liabilities		**(10,099)**	(8,810)
Total assets less current liabilities		**4,659**	4,190
Non-current liabilities			
Debentures and loans	h	**(1,606)**	(1,912)
Provisions for liabilities and charges	i	**(3)**	(2)
Pension liability	j	**(8)**	(3)
		(1,617)	(1,917)
Net assets		**3,042**	2,273
Equity			
Called up share capital	k	**130**	130
Share premium	l	**1,256**	1,252
Other reserves	l	**(8)**	3
Revaluation reserve	l	**143**	133
Retained earnings	l	**1,521**	755
Equity shareholders' funds		**3,042**	2,273

* See note b

Sir John Ritblat Chairman

Graham Roberts Finance Director

Approved by the Board on 1 June 2006.

Notes to the Company accounts

(a) Accounting policies

Accounting basis

The financial statements are prepared in accordance with applicable United Kingdom law and Accounting Standards (UK GAAP) and under the historical cost convention as modified by the revaluation of investment properties and fixed asset investments.

These accounts incorporate the following new UK Accounting Standards: FRS 21 'Events after the balance sheet date', FRS 23 'The effects of changes in foreign exchange rates', FRS 25 'Financial instruments: disclosure presentation', FRS 26 'Financial instruments: measurement' and FRS 28 'Corresponding amounts'.

Except as set out below, the accounting policies applied by the Company are consistent with those applied by the Group, as stated in note 1 of the consolidated financial statements, and have been applied consistently throughout the current and the previous year.

Financial instruments

Treatment of financial instruments is consistent with the Group for the current year. There has been no prior year restatement as allowed under FRS 26.

In the prior year, amounts payable or receivable under interest rate derivatives are matched with the interest payable on the debt which the derivatives hedge. If a derivative was closed out in the prior year, any surplus/deficit arising was credited/charged to the profit and loss account and included in net interest payable.

Investments

Investments in joint ventures are stated at cost less provision for impairment. Investments in subsidiaries are stated at cost or directors' valuation less provision for impairment.

Deferred taxation

Deferred tax is not recognised when fixed assets are revalued unles by the balance sheet date there is a binding agreement to sell th revalued assets and the gain or loss expected to arise on the sale ha been recognised in the financial statements.

A deferred tax asset is regarded as recoverable and therefor recognised only when, on the basis of all available evidence, it can b regarded as more likely than not that there will be suitable taxabl profits from which the future reversal of the underlying timin differences can be deducted.

(b) Prior year adjustment

There is a prior year adjustment relating to the implementation o FRS 21 'Events after the balance sheet date'. In accordance wit FRS 21, if a final equity dividend is declared after the balance shee date but before the financial statements are approved by th shareholders, the dividend is not recognised as a liability at th balance sheet date. The adoption of FRS 21 has resulted in a increase in shareholders' funds of £57m at 1 April 2005 due to th write back of the accrued dividend payable at 31 March 2005.

(c) Company profit for the financial year after tax

The Company has not presented its own profit and loss account a permitted by Section 230 of the Companies Act 1985. The profit afte tax for the year was £860m (2005: profit – £147m).

Staff costs, employee numbers and details of share-base schemes are included in the remuneration report and notes 8 and 2 of the consolidated financial statements.

Audit fees in relation to the Parent Company were £0.5n (2005: £0.5m).

(d) Dividends

	2006 pence	2005 pence	2006 £m	Restate 200 £r
Final dividend per share paid on 19 August 2005 (20 August 2004)	**10.90**	10.07	**57**	4
Interim dividend per share paid on 17 February 2006 (18 February 2005)	**5.20**	4.80	**27**	2
Total paid in the year	**16.10**	14.87	**84**	7

Details of the proposed dividend are included in note 21 of the consolidated financial statements.

(e) Investments and loans to subsidiaries

	Shares in subsidiaries £m	Loans to subsidiaries £m	Investments in joint ventures £m	Other investments £m	**Total £m**
On 1 April 2005	6,741	6,222	26	11	**13,000**
Additions	305	1,441			**1,746**
Exchange fluctuations	2				**2**
Revaluation	10				**10**
31 March 2006	7,058	7,663	26	11	**14,758**

Shares in subsidiaries are included at cost or directors' valuation in 1977, 1995, 1997 and 1999 to 2006 inclusive; their historical cost is £7,227m (2005: £6,920m).

The amount of £26m (2005: £26m) includes £8m (2005: £8m) of loans to joint ventures by the Company. The Company has a 50% interest in The Public House Company Limited, which is registered and operates in England and Wales.

Results of the joint ventures are set out in note 12 of the consolidated financial statements.

The historical cost of other investments is £14m (2005: £14m).

The principal subsidiaries, which are wholly owned, and except where stated are registered and operate in England and Wales are:

Executive

The British Land Corporation Limited*
British Land Developments Limited
British Land Financing Limited*
British Land Properties Limited*

Finance, Investment and Management

British Land Property Management Limited
Broadgate Financing PLC
BL Superstores Finance PLC
MSC (Funding) PLC
BLU Nybil Limited
British Land Property Advisers Limited
British Land Hercules Limited
British Land HIF Limited
BL European Holdings Limited
BL European Fund Management LLP (70% owned)

Property

175 Bishopsgate Holdings Limited
BLU Property Management Limited
Broadgate (PHC1) Limited
Broadgate (PHC11) 2005 Limited
Broadgate (PHC 14) Limited
Broadgate (PHC 15a) Limited
Broadgate (PHC 16) 2005 Limited
Broadgate (PHC 2) Limited
Broadgate (PHC 3) Limited
Broadgate (PHC 4) Limited
Broadgate (PHC 5) 2005 Limited
Broadgate (PHC 6) 2005 Limited
Broadgate (PHC 7) Limited
Broadgate (PHC 8) Limited
Broadgate (PHC 9) Limited
Broadgate Court Investments Limited
Broadgate Plaza Limited
Cleola Limited
Clivara (No 1) Limited
Conafell Limited
Derby Investment Holdings Limited*
Exchange House Holdings Limited
Formcash Limited
Fromba Limited
Meadowhall Shopping Centre Limited
Peacocks Centre Limited
Ropemaker Unit Trust (Jersey)
Sealhurst Properties Limited
Tamagon Limited

* Direct subsidiaries of the Company.

(f) Debtors

	2006 £m	2005 £m
Trade and other debtors	4	
Amounts owed by subsidiaries	208	126
Amounts owed by joint ventures		1
Corporation tax	16	24
Prepayments and accrued income		1
Interest rate derivative assets*	24	
	252	152

(g) Creditors

	2006 £m	Restated 2005 £m
Trade creditors	1	1
Amounts due to joint ventures	26	26
Other taxation and social security	6	3
Accruals and deferred income	25	27
Interest rate derivative liabilities*	37	
	95	57

* Includes contracted cash flow with a maturity greater than one year at fair value.

(h) Net debt

	2006 £m	2005 £m
Secured on the assets of the Company		
8⅞% First Mortgage Debenture Bonds 2035	247	247
9⅜% First Mortgage Debenture Stock 2028	197	197
10½% First Mortgage Debenture Stock 2019/24	13	13
11⅜% First Mortgage Debenture Stock 2019/24	20	20
	477	477
Unsecured		
6.30% Senior US Dollar Notes 2015[1]	88	97
10¼% Bonds 2012	2	2
7.35% Senior US Dollar Notes 2007[1]	92	98
Bank loans and overdrafts	1,049	1,618
	1,231	1,815
Gross debt	1,708	2,292
Interest rate derivatives: liabilities	37	
Interest rate derivatives: assets	(24)	
	1,721	2,292
Cash and short-term deposits	(13)	(21)
Net debt	1,708	2,271

[1] Principal and interest on these borrowings were fully hedged into Sterling at the time of issue.

(h) Net debt (continued)

Maturity analysis of net debt

		2006 £m	2005 £m
Repayable:	within one year and on demand	**102**	380
between:	one and two years	**10**	242
	two and five years	**1,003**	1,093
	five and ten years	**114**	1
	ten and fifteen years		97
	fifteen and twenty years	**32**	32
	twenty and twenty five years	**198**	198
	twenty five and thirty years	**249**	
	thirty and thirty five years		249
		1,606	1,912
Gross debt		**1,708**	2,292
Interest rate derivatives		**13**	
Cash and short-term deposits		**(13)**	(21)
Net debt		**1,708**	2,271

(i) Provision for liabilities and charges

	Deferred tax 2006 £m	2005 £m
At 1 April 2005	**2**	
Charged to the profit and loss account	**1**	2
At 31 March 2006	**3**	2
Deferred tax is provided as follows		
Temporary differences	**3**	2
	3	2

(j) Pension

The Company's pension scheme is the principal pension scheme of the Group and details are set out in note 9 of the consolidated financial statements.

(k) Share capital

The authorised share capital, being 25p ordinary shares, increased from 799,200,000 at 1 April 2005 to 800,000,000 at 31 March 2006.

	£m	Ordinary shares of 25p each
Issued, called and fully paid		
At 1 April 2005	130	518,307,020
Issues		878,269
At 31 March 2006	130	**519,185,289**

Details of outstanding share options, restricted and performance shares awarded to employees including executive directors are given in notes 8 and 20 of the consolidated financial statements.

(l) Share capital and reserves

	Share capital £m	Share premium £m	Other reserves £m	Revaluation reserve £m	and loss account £m	Tot £
At 31 March 2005 – as previously reported	130	1,252	3	133	698	**2,21**
Prior year adjustment						
– dividends paid post year end					57	**5**
At 31 March 2005 – as restated	130	1,252	3	133	755	**2,27**
Change in accounting policy						
on 1 April 2005*			(19)		(2)	**(2**
Share issues		4				
Dividends paid					(84)	**(8**
Purchase of ESOP shares					(10)	**(1**
Adjustment for share and share						
option awards					8	
Pension scheme movements					(1)	**(**
Retained profit for year					860	**86**
Current year revaluation				10		**1**
Derivatives valuation movement			3			
Exchange movements on						
net investments			5		(5)	
At 31 March 2006	130	1,256	(8)	143	1,521	**3,04**

* The Company adopted FRS 26 on 1 April 2005 and accordingly an adjustment has been made for the fair value of derivatives at that date.

(m) Contingent liabilities, capital commitments, related party transactions and post balance sheet events

At 31 March 2006, the Company had no contingent liabilities for guarantees to third parties (2005: £nil). The Company also had no capita commitments (2005: £nil).

The Company has used the exemption under FRS 8 where disclosure is not required of transactions with fellow subsidiary undertaking 90% or more of whose voting rights are controlled within the Group.

Related party transactions are the same for the Company as for the Group. For details refer to note 25 of the consolidated financia statements.

Report of the Auditors

Independent Auditors' Report to the Members of The British Land Company PLC

We have audited the individual company financial statements of The British Land Company PLC for the year ended 31 March 2006 which comprise the balance sheet and the related notes (a) to (m). These individual Company financial statements have been prepared under the accounting policies set out therein.

The corporate governance statement and the directors' remuneration report are included in the Group annual report of The British Land Company PLC for the year ended 31 March 2006. We have reported separately on the Group financial statements of The British Land Company PLC for the year ended 31 March 2006 and on the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the individual Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the statement of directors' responsibilities.

Our responsibility is to audit the individual Company financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the individual Company financial statements give a true and fair view, in accordance with the relevant financial reporting framework, and whether the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the directors' report is consistent with the individual Company financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual Company financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual Company financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the individual Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual Company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual Company financial statements.

Opinion

In our opinion:

- the individual Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2006;
- the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the directors' report is consistent with the financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors

London
1 June 2006

Financial Calendar

Dividends on ordinary shares

The British Land Company PLC

Interim ordinary	declared November
Final ordinary	declared May

Dividend Reinvestment Plan

The Company offers shareholders the option to participate in a Dividend Reinvestment Plan (DRIP). This enables shareholders to reinvest their cash dividends automatically in the Company's shares. Details of the plan are available on the Investors section of the Company's website at www.britishland.com or by calling Lloyds TSB Registrars' DRIP helpline on 0870 241 3018.

For participants in the plan the key dates for the final dividend are:

19 July 2006	Ex-dividend date
21 July 2006	Record date
28 July 2006	Last date for DRIP applications (for new applicants only)
18 August 2006	Payment date/dividend reinvestment date
1 September 2006	New share certificates posted
4 September 2006	CREST member accounts credited

Interest payments

The British Land Company PLC

8⅞% First Mortgage Debenture Bonds 2035	24 March, 24 September
9⅜% First Mortgage Debenture Stock 2028	31 March, 30 September
10½% First Mortgage Debenture Stock 2019/24	31 March, 30 September
10¼% Bonds 2012	26 March
11⅜% First Mortgage Debenture Stock 2019/24	31 March, 30 September

BL Universal PLC

6¾% First Mortgage Debenture Bonds 2011 and 2020	31 March, 30 September

Broadgate Financing PLC

Interest on each Class of Bond is payable quarterly on	5 January, 5 April, 5 July, 5 October

BL Superstores Finance PLC

Interest on each Class of Bond is payable quarterly on	4 January, 4 April, 4 July, 4 October

MSC (Funding) PLC

Interest on each Class of Note is payable quarterly on	12 January, 12 April, 12 July, 12 October

Taxation of capital gains

The market value at 31 March 1982 of an ordinary 25p share of the Company, for the purpose of capital gains tax indexation allowance, was 85.5p prior to adjustment for capitalisation or rights issues.

Shareholder Information

Analysis of shareholders – 31 March 2006

Number of shares	Number of shareholders	%	Number of shares	%
1 – 1,000	6,696	63.78	2,810,857	0.54
1,001 – 5,000	2,549	24.28	5,438,545	1.05
5,001 – 20,000	566	5.39	5,694,840	1.1
20,001 – 50,000	201	1.91	6,513,727	1.25
Over 50,000	487	4.64	498,727,320	96.06
	10,499	100.00	519,185,289	100.00

Individuals	6,931	66.01	9,686,416	1.86
Banks or nominees	3,238	30.85	493,986,655	95.15
Insurance companies	1	0.01	100	0.00
Public Limited companies	14	0.13	487,148	0.09
Pension trusts	4	0.04	4,201	0.00
Other Limited companies	206	1.96	7,954,887	1.53
Other Corporate Body	105	1.00	7,065,882	1.37
	10,499	100.00	519,185,289	100.00

Registrars

British Land's Share Registrars are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.
Shareholder enquiry line: 0870 600 3984.

The Registrar's website is: www.shareview.co.uk. Registering on this site will enable you, amongst other features, to view your British Land shareholding online and to opt to receive shareholder mailings electronically.

In addition to being our Share Registrar, Lloyds TSB Registrars are also Registrars for the following British Land stock:

- 10½% First Mortgage Debenture Stock 2019/24
- 11⅜% First Mortgage Debenture Stock 2019/24

JP Morgan Chase are Registrars of the following British Land stock:

- 8⅞% First Mortgage Debenture Bonds 2035
- 9⅜% First Mortgage Debenture Stock 2028

They can be contacted at: JP Morgan Chase Registrars (Capita), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
Bondholder enquiry line: 0870 162 3128.

Dividend Reinvestment Plan (DRIP)

The Company offers a Dividend Reinvestment Plan. Details of how to join, and relevant dates, can be found on page 119.

Share dealing service

Lloyds TSB Registrars offer Shareview dealing, a service which allows you to buy or sell British Land's shares if you are a UK resident.

You can deal in your shares on the internet or by phone. Log on to www.shareview.co.uk/dealing or call 0870 850 0852 between 8.30am and 4.30pm, Monday to Friday, for more information about this service and for details of the rates. If you are an existing shareholder, you will need your account/shareholder reference number which appears on your share certificate.

ShareGift

Shareholders with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to the charity ShareGift (registered charity 1052686), which specialises in using such holdings for charitable benefit. A ShareGift Donation form can be obtained from Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

For further information, contact:
ShareGift, 46 Grosvenor Street, London W1K 3HN
Telephone: 020 7828 1151
Website: www.sharegift.org

Ten Year Record

The table below summarises the last ten years' results, cash flows and balance sheets. Figures for 2006 and 2005 are prepared under IFR
Figures for 2004 and earlier years are the UK GAAP comparatives adjusted to show gross rental income on a proportional basis. FRS2
became effective in 2006 under UK GAAP and has been applied retrospectively to 2004 and earlier years. This standard requires propose
dividends not approved by the balance sheet date to be excluded from the balance sheet.

	IFRS		UK GAAP							
Revenue and capital returns	2006 £m	2005 £m[5]	2004 £m	2003 £m	2002 £m	2001 £m	2000 £m	1999 £m	1998 £m	19 £
Gross rental income[1]	**751**	630	566	552	514	476	444	376	351	32
Underlying profit	**228**	181	149	147	128	121	112	109	82	8
Dividends paid	**84**	77	67	65	61	58	54	51	45	3
Growth in net assets[2]	**31.9%**	15.5%	12.7%	(6.7%)	3.8%	13.7%	8.9%	6.0%	36.3%	22.
Total return	**33.2%**	16.4%	13.0%	7.4%	4.2%	14.1%	9.4%	6.0%	24.2%	13.
Total return – pre exceptional	**34.6%**	18.8%	13.0%	7.4%	4.2%	15.6%	9.4%	7.4%	24.2%	13.
Summarised cash flow statements										
Net cash inflow from operating activities	**455**	464	381	374	382	380	432	345	308	25
Cash outflow from dividends, interest and taxation	**(359)**	(339)	(218)	(279)	(283)	(351)	(280)	(190)	(192)	(18
Cash inflow (outflow) from capital expenditure, investments, acquisitions and disposals	**994**	(526)	(186)	(271)	(153)	82	(765)	(559)	(230)	(18
Equity dividends paid	**(84)**	(77)	(67)	(65)	(61)	(57)	(92)		(45)	(3
Cash inflow (outflow) from management of liquid resources and financing	**(1,025)**	459	137	267	108	(79)	673	439	152	16
Increase (decrease) in cash[6]	**(19)**	(19)	47	26	(7)	(25)	(32)	35	(7)	2
Summarised balance sheets										
Total properties at valuation[1,3]	**14,414**	12,507	10,639	9,646	9,300	8,860	8,210	6,628	5,828	5,087
Net debt[1]	**(6,717)**	(6,563)	(5,397)	(4,993)	(4,632)	(4,453)	(4,369)	(3,122)	(2,618)	(2,684
Other assets & liabilities[1]	**105**	(31)	(157)	(142)	167	251	255	255	338	200
EPRA NAV/Fully diluted adjusted net assets	**7,802**	5,913	5,085	4,511	4,835	4,658	4,096	3,761	3,548	2,603
Net asset value per share	**1486p**	1128p	975p	867p	811p	781p	687p	631p	598p	483
Memorandum – Dividends declared in the year	**17.0p**	15.7p	14.5p	13.4p	12.4p	11.5p	10.9p	10.3p	9.8p	9.0
– Dividends paid in the year	**16.1p**	14.9p	13.7p	12.7p	11.7p	11.1p	10.5p	10.0p	9.2p	8.7
Earnings per share – IFRS underlying[7]	36p	27p								
Earnings per share (pre-exceptional) – UK GAAP[7]			34.5p	27.1p	30.2p	26.3p	24.8p	20.6p	21.4p	16.4
Earnings per share – IFRS[4,7]	240p	126p								
Earnings per share – UK GAAP[4,7]			34.5p	27.1p	30.2p	11.8p	24.8p	10.1p	21.4p	16.4

[1] Including share of funds and joint ventures.
[2] Represents movement in diluted EPRA NAV, for 2006, and adjusted diluted net assets pre 2006.
[3] Including surplus over book value of trading and development properties.
[4] Including exceptional finance costs in 1999 £68m, 2001 £84m, 2005 £180m and 2006 £122m.
[5] Restated for IFRS. The UK GAAP accounts shows gross rental income of £547m and underlying profit of £175m.
[6] Represents movement in cash and cash equivalents under IFRS and movements in cash under UK GAAP.
[7] Diluted earnings per share.

Sponsorship

British Land is strongly committed to investing in the future through education, the arts and sport. Particular emphasis is given to helping young people improve their prospects and quality of life.

- Over 72,000 schoolchildren from more than 2,000 schools are taking part in The British Land UK Chess Challenge. The tournament is designed for all standards of play and all ages from 18 down to 6 years old. Schools build their reputations, while children benefit from constructive enjoyment as they develop qualities of concentration, forward planning, resilience and flexibility.
- British Land was the sole sponsor of Degas, Sickert and Toulouse Lautrec: London and Paris 1870–1910 at Tate Britain from October 2005 to January 2006 and then at the Phillips Collection, Washington D.C. in February to May 2006. With over 205,000 visitors the exhibition's attendance was the second highest ever recorded at Tate Britain. The exhibition featured more than 100 works and explored the influences of these three masterful artists.
- British Land is sponsor of Capital Kids Cricket which encourages and enables children, within inner city London, to participate in the game.
- British Land encourages its management teams to be sensitive to local issues in communities in which we operate and to sponsor causes which help regeneration of the local community. Over 70 Head Office and Broadgate Estates staff have participated in volunteering initiatives at Abney Park Cemetery and City Farm in the Borough of Hackney close to Broadgate. British Land has sponsored The Source Centre for Learning and Development at Meadowhall. It offers a broad range of training with the emphasis on retailing and IT.
- Partners in Leadership is a highly successful project organised by Business in the Community. Over 600 business partners are matched to head teachers throughout the country, providing a valuable sounding board as well as a link between the school and the business community. British Land sponsors the Partners in Leadership Newsletter and encourages and supports its own employees' involvement as business partners.
- British Land supports staff, working through the Education Business Partnership in Camden, providing reading support to primary school children.
- The West Euston Partnership involves Camden Council, the Health Authority, the police, community associations, tenants, the church, the Crown Estate, British Land and other groups with a brief to unite the diverse Camden community. British Land contributes to the Partnership's work and supports community regeneration in the area, by providing financial support each year for the West Euston Community Festival and premises for a community one-stop shop.

The Company's commitment to the future also includes being a corporate partner of the London Business School and publishing an award-winning series of Educational Broadsheets for schools. British Land supports the Investment Property Forum's Educational Trust, Barnardo's, the British Red Cross, Mencap and the NSPCC.

The British Museum, The Royal Ballet School, the Royal Opera House, the Royal Academy of Music, English National Opera, the National Theatre,The Royal Shakespeare Company, The National Gallery of Scotland, Wigmore Hall, Sadlers Wells and Regent's Park Open Air Theatre have also received support.

The Company is a founding exhibition patron of the Royal Academy of Arts. British Land has sponsored The Royal Parks new corporate membership scheme. British Land is an active supporter of the Architecture Foundation and the London Architectural Biennale. It is also supporting a project, working with architects and students of South Camden Community School, to prepare a plan to improve the pedestrian crossing of Euston Road between Warren Street Underground Station and the Regent's Place Estate. The results will be displayed at an exhibition at the British Library.

British Land has been sole sponsor of The British Land National Ski Championships for 28 consecutive years and also sponsors The British Land Alpine Ski Team. British Land has supported the London Olympic Bid 2012. The Company was presenting sponsor of the 2006 Super Series Squash Finals at Broadgate. The British Land British Open and Amateur Championships for Real Tennis are now in their 13th year.

Glossary of Terms

Annualised net rents are gross rents as at reporting date plus, where rent reviews are outstanding, any increases to estimated rental value (as determined by the Group's external valuers), less any ground rents payable under head leases.

Capital allowances deferred tax provision. In accordance with IAS 12, full provision has been made for the deferred tax arising on the benefit of capital allowances claimed to date. However, in the Group's experience the liabilities in respect of capital allowances provided are unlikely to crystallise in practice and are therefore excluded when arriving at EPRA NAV.

Development construction cost is the total cost of construction of a project to completion, excluding site values and finance costs.

EPRA earnings is the profit after taxation excluding gains on asset disposals and revaluations and their related taxation, intangible asset movements and the capital allowance effects of IAS 12 where applicable, less taxation arising on these items.

EPRA net assets (EPRA NAV) are the balance sheet net assets plus the surplus on trading properties, excluding fair value adjustments for debt and related derivatives, deferred taxation on revaluations and capital allowances and the effect of those shares potentially issuable under employee share schemes.

EPRA net assets per share is EPRA net assets divided by the diluted number of shares at the period end.

EPRA NNNAV is the EPRA NAV less fair value adjustments for debt and derivatives and the deferred taxation on revaluations and capital allowances.

Estimated rental value (ERV) is the Group's external valuers' opinion as to the open market rent, which on the date of valuation, could reasonably be expected to be obtained on a new letting or rent review of a property.

Equivalent yield is a weighted average of the initial yield and reversionary yield and represents the return a property will produce based upon the timing of the income received. In accordance with usual practice, the equivalent yields (as determined by the Group's external valuers) assume rent received annually in arrears and on gross values including prospective purchasers' costs.

Group is The British Land Company PLC and its subsidiaries and excludes its share of funds and joint ventures.

Initial yield is the annualised net rents generated by the portfolio expressed as a percentage of the portfolio valuation, excluding development properties.

Interest cover is the number of times Group net interest payable is covered by underlying profit before interest and taxation.

IPD is the Investment Property Databank Ltd, a Company that produces an independent benchmark of property returns.

Loan to value (LTV) is the ratio of net debt excluding fair value adjustments for debt and derivatives, to the aggregate value of properties (including the surplus of the open market value over the book value of trading properties), investments in joint ventures and funds and other investments.

Net rental income is the rental income receivable in the period after payment of ground rents and net property outgoings. Net rental income will differ from annualised net rents and passing rent due to the effects of income from rent reviews, net property outgoings and accounting adjustments (SIC 15) for fixed and minimum guaranteed rent reviews and lease incentives.

Open market value is an opinion of the best price at which the sale of an interest in the property would complete unconditionally for cash consideration on the date of valuation (as determined by the Group's external valuers – see Valuation Certificate).

In accordance with usual practice, the Group's external valuers' report valuations net, after the deduction of the prospective purchaser's costs, including stamp duty, agent and legal fees.

Passing rent is the gross rent, less any ground rent payable under head leases.

Reversion is the increase in rent estimated by the Group's external valuers, where the passing rent is below the current estimated rental value. The increases to rent arise on rent reviews, letting of vacant space and expiry of rent free periods.

Reversionary yield is the anticipated yield, which the initial yield will rise to once the rent reaches the estimated rental value.

Securitisation is a financing technique where the income stream of an asset is used to service the interest and principal repayments on the relevant debt instruments.

SIC 15 'operating lease incentives'. Under accounting rules the balance sheet value of lease incentives given to tenants is deducted from property valuation and shown as a debtor. The incentive is amortised through the profit and loss account.

Total return/return on shareholders' equity is the growth in EPRA NAV per share plus dividends paid expressed as a percentage of EPRA NAV per share at the beginning of the period. It may be stated before net refinancing charges or other exceptional items.

Underlying earnings per share (EPS) consists of EPRA earnings with additional Company adjustments to reverse the effects of refinancing charges and prior year tax items divided by the weighted average number of shares in issue during the period.

Underlying profit before tax is the profit for the period before taxation after excluding amortisation of intangible and impairment charges, revaluation gains on properties, investments and property derivatives, and gains on disposal of properties and other investments.

Vacancy rate is the estimated rental value of vacant properties expressed as a percentage of the total estimated rental value of the portfolio, excluding development properties.

Weighted average debt maturity. Each tranche of Group debt is multiplied by the remaining period to its maturity and the result is divided by total Group debt in issue at the period end.

Weighted average interest rate is the Group loan interest and derivative costs per annum at the period end, divided by total Group debt in issue at the period end.

Weighted average lease term is the average lease term remaining to expiry across the portfolio weighted by rental income. This is also disclosed assuming all break clauses are exercised at the earliest date, as stated. Excludes short-term licences and residential leases.

The British Land Company PLC

Head Office and Registered Office
10 Cornwall Terrace
Regent's Park
London NW1 4QP
Telephone +44 (0)207 486 4466
Fax +44 (0)207 935 5552
www.britishland.com
info@britishland.com

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